2026

VEEVA SYSTEMS INC.
ANNUAL REPORT
& PROXY STATEMENT

Veeva



NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

WHAT: 2026 Annual Meeting of Shareholders. We are furnishing this Proxy Statement in connection with the solicitation of proxies by the Board of Directors (the "Board") of Veeva Systems Inc., a public benefit corporation under the laws of the State of Delaware, for use at the 2026 Annual Meeting of Shareholders (the "Annual Meeting") described here. This chart shows the items up for a vote at the Annual Meeting, how votes will be counted, and how management recommends you vote on each item.

Proposal		More Information	Board Recommendation	Broker Non-Votes	Abstentions	Votes Required for Approval
One	To elect the directors listed in Proposal One to serve as directors until the annual meeting to be held in 2027 or until their successors are duly elected and qualified.	Page 1	FOR	Will have no effect on the outcome	Will have no effect on the outcome	Majority of the votes duly cast, with respect to each nominee; votes "for" exceed votes "against"
Two	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.	Page 41	FOR	Will have no effect on the outcome	Will have no effect on the outcome	Majority of the votes duly cast; votes "for" exceed votes "against"

WHEN: Wednesday, June 17, 2026, 9:00 a.m. Pacific Time

WHERE: The Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/VEEV2026, where you will be able to listen to the meeting live, submit questions, and vote online.

WHO CAN VOTE: You can vote if you were a shareholder of record as of the close of business on April 20, 2026 (the "Record Date").

HOW CAN I VOTE:

Shareholders of record can vote in any of these ways:

- Internet: www.proxyvote.com until 11:59 p.m. Eastern Time on Tuesday, June 16, 2026;

- Telephone: 1-800-690-6903 until 11:59 p.m. Eastern Time on Tuesday, June 16, 2026;

- Mail: Sign, date, and mail your proxy card (if you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you instruct); or

- Directly at the virtual Annual Meeting: Visit www.virtualshareholdermeeting.com/VEEV2026 and enter your control number.

Beneficial Owners of Shares Held in Street Name

- Please refer to the voting instructions provided to you by your broker, trustee, or other nominee that holds your shares.

Adjournments and Postponements

Any action on the items of business described above may be considered at the virtual Annual Meeting or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Voting

Your vote is very important. We encourage you to read the Proxy Statement and vote your shares over the Internet, by telephone, or by mail. Voting your shares in advance will not prevent you from participating in the Annual Meeting virtually, revoking your earlier submitted proxy, or voting your shares during the virtual Annual Meeting. For specific instructions on how to vote your shares, please see "Frequently Asked Questions and Answers" in the Proxy Statement.

On or about May 4, 2026, a Notice of Internet Availability of Proxy Materials (the "Notice") has been mailed to shareholders of record as of the Record Date. The Notice contains instructions on how to access our Proxy Statement and our Annual Report for the fiscal year ended January 31, 2026 (together, the "proxy materials"). The Notice also provides instructions on how to vote and includes instructions on how to receive a paper copy of proxy materials by mail. The proxy materials can be accessed directly at the following Internet address: www.proxyvote.com.

As used in this Proxy Statement, the terms "Veeva," "the Company," "we," "us," and "our" mean Veeva Systems Inc. and its subsidiaries unless the context indicates otherwise.

By Order of the Board of Directors,

Josh Faddis
SVP, General Counsel and Corporate Secretary
May 4, 2026

An Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on June 17, 2026: The Notice, Proxy Statement, and 2026 Annual Report is available to shareholders at www.proxyvote.com.

TABLE OF CONTENTS

Proxy Statement

PROPOSAL ONE: ELECTION OF DIRECTORS

BOARD RESPONSIVENESS

We, the members of the Veeva Systems Inc. Board of Directors (the "Board"), open this Proxy Statement by asking for your voting support.

Our shareholder engagement program in the last year reached out to holders representing approximately 40% of our outstanding shares of common stock as of December 31, 2025 and resulted in meetings with holders representing approximately 30% of our outstanding shares. At shareholder engagement meetings, we discussed our business strategy and corporate governance program, including our Board composition and executive compensation practices.

We care deeply about being an engaged and responsive Board and have taken the following actions in the last year in part in response to conversations with our shareholders:

- We initiated a $2 billion share repurchase program to return capital to shareholders. This program is described further in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026;

- We discussed Chief Executive Officer ("CEO") compensation, including the equity grant to our CEO in 2024. While we believed, and continue to believe, Mr. Gassner's long-term incentive compensation, comprised of premium-priced stock options that vest over the course of five years (from 2025 to 2030), was well aligned to the interests of our shareholders and created strong incentives for Mr. Gassner, our Compensation Committee is committed to evaluating the success of our CEO compensation program and considering other program designs for periods beyond 2030. The rationale behind our CEO compensation program is described further at "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation";

- We listened to shareholders' stated preference for a one-year say-on-pay cadence and will support an annual say-on-pay vote at the next say-when-on-pay advisory vote at our 2027 annual meeting;

- We discussed the independence of our directors, Messrs. Cabral and Wallach. Neither Mr. Cabral nor Mr. Wallach has served as an executive officer of Veeva for over five years. With their deep knowledge of Veeva, Mr. Cabral provides industry expertise to the Audit Committee and Mr. Wallach delivers important insight to the Nominating and Governance Committee. Their independence considerations are discussed further at "How We Are Selected, Elected, and Evaluated—Director Independence."

In recent years we converted to a single-class voting structure, declassified our Board structure, and adopted a market proxy access provision and a process for shareholders to call special meetings. We also refreshed the membership of our Board and formed a Board committee specifically tasked with oversight of cybersecurity risk. We believe these actions and others position us as a governance leader across many fronts.

Finally, we are a Public Benefit Corporation ("PBC") with the stated purpose "to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate." As a PBC, our directors have a fiduciary duty to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct, and the pursuit of our PBC purpose. We believe that operating as a PBC (i) reflects our longstanding core values—Do the Right Thing, Customer Success, Employee Success, and Speed, (ii) helps us maintain alignment with the principal industry we serve—life sciences—and its broad goal to improve health and extend lives, and (iii) enhances our relationships with employees and job candidates. We believe that these benefits, among others, are an essential part of our effort to create long-term, sustainable value for shareholders and, if done well, a societal benefit. Our annual PBC report is included herein at "Our Public Benefit Corporation Report."

WHO WE ARE

Our Board may establish the authorized number of directors from time to time by resolution and nine directors are currently authorized. A director serves in office until their respective successor is duly elected and qualified or until their earlier death, resignation, or removal. Our amended and restated certificate of incorporation ("Certificate of Incorporation") and amended and restated bylaws ("Bylaws") that are currently in effect authorize only our Board to fill vacancies on our Board until the next annual meeting of shareholders.

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated nine individuals to be elected at the Annual Meeting. As of the date of this Proxy Statement, all of the nominees, except Peter Gassner, have been determined by the Board to be independent in accordance with the New York Stock Exchange ("NYSE") listing standards. All of the nominees are presently directors of Veeva and have consented to being named in this Proxy Statement and to serving as directors if elected. You cannot vote for a greater number of persons than the nine director candidates.

Our Board unanimously recommends a vote "FOR" each of its nominees for director.

Required Vote

With respect to each nominee, election requires the affirmative vote of a majority of the votes duly cast, i.e., votes "for" exceed votes "against."

Board Nominees

Our Board reflects a broad range of experience and perspectives and has an appropriate balance of members who have supported Veeva from its beginning and who have joined more recently. The following charts provide information concerning our Board nominees as of May 4, 2026.

Average Director Age	Average Director Tenure	Female Directors	Directors from Underrepresented Communities[1]
62 years	9.3 years	22%	22%

Board Skill	Cabral	Carges	Gassner	Hedley	Hung	Mohr	Ritter	Sekhri	Wallach
Technical software expertise[2]		X	X		X		X		X
Life sciences operational expertise[3]				X				X	
Veeva-specific operational expertise[4]	X		X						X
Business executive expertise[5]		X	X	X	X	X		X	X
International (non-US) business operational expertise[6]			X	X	X			X	
Business development expertise[7]	X	X	X	X	X	X	X	X	X
Financial expertise[8]	X					X			
Public company board experience[9]	X	X	X	X	X	X		X	
Governance, risk, and compliance expertise[10]	X	X	X	X	X	X		X	
Cybersecurity expertise[11]		X	X		X	X			
AI expertise[12]		X	X		X	X	X		
Years on Board	4	9	19	7	4	4	18	12	6
Age	58	64	61	63	59	70	61	68	53
Gender	M	M	M	F	F	M	M	M	M

(1) The term "underrepresented community," as used herein, means Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, Alaska Native, or LGBTQ.

(2) Technical product expertise in the software industry, including expertise in product design/management, product development, or product operations.

(3) Experience leading the research and development or commercial (sales/marketing) functions of a life sciences company.

(4) Deep knowledge of and operational experience with Veeva's business; deep knowledge of Veeva's customers.

(5) Experience as CEO or other senior executive in a non-financial role at a public company.

(6) Lead executive or supervisor of the lead executive for a significant business or business unit outside the United States.

(7) Experience founding or growing new businesses; experience in venture capital, capital markets, or acquisitions.

(8) Deep experience with financial statements preparation and accounting; Audit Committee financial expert.

(9) Experience as a director of another public company.

(10) Operational responsibility or board oversight of risks relating to governance, sustainability, and compliance matters at another public company.

(11) Deep experience managing information security risks or board oversight of information security risks.

(12) Experience managing artificial intelligence (AI) strategy and governance or board oversight of AI strategy and governance.

We next describe individual biographical and qualification information about each nominee. There are no family relationships among any of our directors or executive officers.

Proxy Statement

Who We Are

Tim Cabral	**Qualifications**
Age: 58	• Deep knowledge of Veeva as former Chief Financial Officer ("CFO")
	• Experience as an executive and business leader in the life sciences and technology industries
Director since 2022	• Public company board expertise and financial expertise
Independent Director*	**Career Experience**
	• April–September 2024: Interim CFO, Veeva Systems Inc.
Committees	• 2010–2020: CFO, Veeva Systems Inc.
Audit	• 1994–2010: Various leadership and executive roles, including VP of Finance at PeopleSoft, Inc., a provider of enterprise application software acquired by Oracle Corporation in 2005, and Senior Finance Manager at Chiron Corp., a biotech company acquired by Novartis in 2006
	Selected Board Experience
	• Doximity Inc. (2020–present) (Public)
	• ServiceTitan, Inc. (2019–present) (Public)
	• SingleStore, Inc. (2021–2025)
	Education
	• Bachelor of Science, Finance, Santa Clara University
	• Master of Business Administration, Santa Clara University, Leavey School of Business

* Our Board determined that Mr. Cabral is an independent director under NYSE listing standards. Mr. Cabral's tenure as CFO ended in September 2020, which means more than five years have passed since he was an executive officer. Moreover, Mr. Cabral is financially and socially independent from Veeva and current Veeva executives. Mr. Cabral briefly served as Interim CFO for less than six months in 2024, which does not impact his independence. Mr. Cabral's financial expertise coupled with his deep knowledge of Veeva's business and operations make him an important contributor to our Board's oversight of accounting and financial processes, enterprise risk management, and compliance programs. For more information, see "How We Are Selected, Elected, and Evaluated—Director Independence."

Mark Carges
Age: 64

Director since 2017

Independent Director

Committees
Compensation
Cybersecurity (Chair)

Qualifications
- Enterprise and internet software expertise
- Senior technology leadership
- Information and cybersecurity experience

Career Experience
- 2017–present: Senior Advisor, Generation Investment Management, an investment management firm focused on sustainable companies
- 2008–2014: Various executive roles, including most recently Chief Technology Officer, at eBay Inc., an e-commerce company
- 1996–2008: Various senior technology leadership roles, including most recently EVP, Products and General Manager of the Business Interaction Division, at BEA Systems, Inc., a provider of enterprise application infrastructure software acquired by Oracle Corporation in 2008

Selected Board Experience
- Capture One A/S (2019–present)
- Splunk Inc. (2014–2024) (Public), acquired by Cisco Systems Inc. in 2024
- Magnet Systems, Inc. (2012-2023)
- SteelSeries, Inc. (2020–2022), acquired by GN Store Nord A/S in 2022

Education
- Bachelor of Arts, Computer Science, University of California at Berkeley
- Master of Science, Computer Science, New York University

Proxy Statement

Who We Are

Peter P. Gassner Age: 61 Director since 2007	**Qualifications** • Deep knowledge of Veeva as co-founder and Chief Executive Officer ("CEO") • Software and platform technologist • Expertise within the software industry **Career Experience** • 2007–present: Co-founder and CEO, Veeva Systems Inc. • 2003–2005: Senior Vice President of Technology, Salesforce, Inc., a provider of enterprise cloud computing solutions • 1995–2003: Chief Architect and General Manager, PeopleSoft Inc., a provider of enterprise application software • 1989–1994: Staff Developer, International Business Machines Corporation, a multinational technology company and computer manufacturer **Selected Board Experience** • Zoom Communications, Inc. (2015–2025) (Public) • Guidewire Software, Inc. (2015–2019) (Public) **Education** • Bachelor of Science, Computer Science, Oregon State University

Mary Lynne Hedley

Age: 63

Director since 2019

Independent Director

Committee
    Nominating and
    Governance (Chair)

Qualifications
- Founder of multiple life sciences companies
- Scientist and executive with extensive experience in the discovery and development of new medicines, including the clinical trial and global regulatory review process, oversight of medical affairs, quality, manufacturing and supply, and commercial operations

Career Experience
- 2023–present: Venture Partner, Third Rock Ventures, a healthcare venture firm
- 2021–present: Senior Scientific Fellow and strategic advisor, Broad Institute of MIT and Harvard, a biomedical research organization
- 2010–2020: Co-founder, President, and Chief Operating Officer of TESARO, Inc., an oncology-focused pharmaceutical company acquired by GlaxoSmithKline plc in 2019
- 2009–2010: EVP of Operations and Chief Scientific Officer, Abraxis BioScience, Inc., a biotechnology company acquired by Celgene Corporation in 2010
- 2008–2009: EVP, Eisai Corporation of North America, a global pharmaceutical company
- 2004–2008: EVP and Chief Scientific Officer, MGI PHARMA, Inc., an oncology focused biopharmaceutical company acquired by Eisai Co. Ltd. in 2008
- 1996–2004: Co-founder, President, and Chief Executive Officer of ZYCOS, Inc., a biotechnology company acquired by MGI PHARMA, Inc. in 2004

Selected Board Experience
- Eli Lilly and Company (2022–present) (Public)
- Centessa Pharmaceuticals plc (2021–present) (Public)
- Millendo Therapeutics, Inc. (2017–2021) (Public)
- TESARO, Inc. (2010–2019) (Public)
- bluebird bio, Inc. (2017–2019) (Public)
- Receptos, Inc. (2014–2015) (Public), acquired by Celgene Corp. in 2015
- Helsinn Healthcare SA (2021–2023)

Education
- Bachelor of Science, Microbiology, Purdue University
- Doctor of Philosophy, Immunology, University of Texas, Southwestern Medical Center
- Two postdoctoral fellowships, Harvard University

Proxy Statement

Priscilla Hung
Age: 59

Director since 2022

Independent Director

Committee
Audit

Qualifications
- Leadership experience within the software industry
- Business development expertise
- Public company board expertise

Career Experience
- 2005–2025: various leadership and executive roles, including Senior Advisor from 2024 to 2025, President and Chief Operating Officer from 2017 to 2023, and Chief Administrative Officer and SVP, Corporate Development from 2014 to 2017 at Guidewire Software, Inc., a provider of cloud-based software for the P&C insurance industry
- 2000–2005: various leadership roles, including Director of Operations, Supplier Network Business Unit, and Director, Global Alliances at Ariba Technologies Inc., a software company, acquired by the German software developer SAP SE in 2012
- 1996–2000: various leadership roles, including Global OEM Channel Manager of the Midrange Products Division at Sun Microsystems, Inc., a manufacturer of computer workstations, servers, and software, acquired by Oracle Corporation in 2010
- 1989–1996: various leadership roles, including Channel Manager of the Minicomputer Products Division at Oracle Corporation

Selected Board Experience
- Xerox Holdings Corporation (2024–present) (Public)
- Waystar Holding Corp. (2024–present) (Public)
- Ethos Technologies Inc. (2020–present) (Public)
- Vonage Holdings Corp. (2019–2022) (Public), acquired by Telefonaktiebolaget LM Ericsson in 2022

Education
- Masters of Engineering in Operations Research and Industrial Engineering, Cornell University
- Bachelor of Arts, Computer Science, Mills College

Marshall Mohr
Age: 70

Director since 2022

Independent Director

Financial Expert

Committees
Audit (Chair)
Cybersecurity

Qualifications
- Leadership experience within the healthcare, technology, and financial services industries
- Public company board expertise
- Financial expertise

Career Experience
- 2006–2024: various leadership and executive roles, including EVP, Global Business Services from 2021 to 2024, and EVP and Chief Financial Officer from 2006 to 2021 at Intuitive Surgical Inc., a provider of surgical robotics
- 2003–2006: VP and Chief Financial Officer, Adaptec, Inc., a computer storage company
- 1981–2003: Managing Partner of the West Region Technology Industry Group, PricewaterhouseCoopers LLP, a provider of accounting, audit, and tax advisory services

Selected Board Experience
- Pacific Biosciences of California, Inc. (2012–present) (Public)
- Capstan Medical (2026–present)
- SRI International (2025–present)
- Atheros Communications, Inc. (2003–2011) (Public), acquired by Qualcomm, Inc. in 2011
- Plantronics, Inc. (2005–2022), acquired by HP Inc. in 2022

Education
- Bachelor of Business Administration, Accounting and Finance, Western Michigan University

Proxy Statement

Who We Are

Gordon Ritter Age: 61 Director since 2008 Chair of the Board Independent Director **Committee** Compensation (Chair)	**Qualifications** • Business experience in the software and web services industries • Expertise in venture capital, including as an investor and director for numerous private companies • Deep knowledge of Veeva as an early investor **Career Experience** • 2002–present: Founder and General Partner, Emergence Capital Partners, a venture capital firm • 2000–2001: Co-founder and Chief Executive Officer, Software As Service, Inc., a web services platform company • 1999–2000: Vice President, Global Small Business division, IBM • 1995–1999: Co-founder and President, Whistle Communications, Inc., an internet appliance and services platform acquired by IBM in 1999 • 1990–1995: Co-founder and President, Tribe, Inc., a networking infrastructure company • 1986–1990: Vice President of Capital Markets, Credit Suisse First Boston Inc., an investment bank **Selected Board Experience** • Serves on the boards of directors of numerous private technology companies and the Princeton University Investment Company • Trustee of Princeton University **Education** • Bachelor of Arts, Economics, Princeton University

Paul Sekhri
Age: 68

Director since 2014

Independent Director

Committee
Nominating and
Governance

Qualifications
- Executive, board member, and investor experience in the life sciences industry
- Leadership experience and technical knowledge of life science companies
- Public company board expertise

Career Experience
- 2022–present: President and Chief Executive Officer, vTv Therapeutics Inc., a clinical stage biopharmaceutical company
- 2019–2022: President and Chief Executive Officer, eGenesis, Inc., a biotechnology company focused on transplantation
- 2015–2019: President and Chief Executive Officer, Lycera Corp., a biopharmaceutical company focused on autoimmune diseases
- 2016–2017: Operating Partner, Highline Therapeutics, a biotech incubator launched by Versant Ventures
- 2014–2015: SVP, Integrated Care at Sanofi S.A., a multinational pharmaceutical company
- 2013–2014: Group EVP, Global Business Development and Chief Strategy Officer, Teva Pharmaceutical Industries, Ltd., a global pharmaceuticals company
- 2009–2013: Operating Partner and Head, Biotech Ops Group at TPG Biotech, part of the global private investment firm TPG Capital
- 2004–2009: President and Chief Executive Officer, Cerimon Pharmaceuticals, Inc., a pharmaceutical company

Selected Board Experience
- vTv Therapeutics Inc. (2022–present) (Public)
- Compugen Ltd. (2017–2025) (Public)
- Longboard Pharmaceuticals, Inc. (2020–2024) (Public)
- Axcella Health Inc. (2022–2023) (Public)
- Ipsen S.A. (2018–2023) (Public)
- Pharming Group N.V. (2015–2023) (Public)
- BiomX, Inc. (2020–2022) (Public)
- Alpine Immune Sciences, Inc. (2017–2020) (Public)

Education
- Bachelor of Science, Zoology, University of Maryland
- Post-graduate studies, clinical anatomy and neuroscience, University of Maryland, School of Medicine

Proxy Statement

Matthew J. Wallach

Age: 53

Director since 2020

Independent Director*

Committee
Nominating and
Governance

Qualifications
- Deep knowledge of Veeva as co-founder and former President
- Experience as an executive and business leader in the life sciences technology industry

Career Experience
- 2025–present: Co-founder and Partner, Proofpoint Capital, a venture capital firm
- 2007–2019: Co-founder and President, Veeva Systems Inc.
- 2005–2007: Chief Marketing Officer, Health Market Science, Inc., a supplier of healthcare data solutions
- 2004: Vice President of Marketing and Product Management, IntelliChem, Inc., a provider of scientific content management solutions
- 1998–2003: General Manager, Pharmaceuticals & Biotechnology division, Siebel Systems, Inc., a customer relationship management software company

Selected Board Experience
- HealthVerity, Inc. (2016–present)

Education
- Bachelor of Arts, Economics, Yale University
- Master of Business Administration, Harvard Business School

---

* Our Board determined that Mr. Wallach is an independent director under NYSE listing standards. While Mr. Wallach is a co-founder of Veeva, he has not been employed by the Company for over six years and he is financially and socially independent from Veeva and current Veeva executives. Mr. Wallach's deep knowledge of Veeva, coupled with his life sciences technology expertise and deep knowledge of and relationships with our customers, makes him an important contributor to our Board's leadership on strategy, risk management, and governance. For more information, see ''How We Are Selected, Elected, and Evaluated—Director Independence.''

HOW WE ARE SELECTED, ELECTED, AND EVALUATED

Director Independence

Our Board is committed to independent Board oversight. The listing standards of the NYSE, the exchange on which our Class A common stock ("common stock") is listed, generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing standards of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. To qualify as "independent" under the NYSE listing standards, the Board must affirmatively determine that the director has no material relationship with Veeva (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Veeva) and the director must meet certain objective criteria set forth in NYSE listing standards.

On an annual basis, each member of our Board is required to complete an independence questionnaire designed to provide information to assist the Board in determining whether the director is independent under NYSE listing standards. In making these determinations, our Board also considers the current and prior relationships that each non-employee director and his or her immediate family has with our Company and all other facts and circumstances our Board deems relevant in determining their independence, including the beneficial ownership of our common stock, employment arrangements at Veeva, and related party transactions.

Our Board determined that each of our directors, with the exclusion of Peter Gassner (our CEO), is independent under NYSE listing standards. In making this determination, the Board confirmed that Messrs. Cabral and Wallach were eligible to be deemed independent and met the objective criteria. The Board also broadly considered all relevant factors and circumstances.

With respect to Mr. Cabral, our Board considered that his service as CFO ended in September 2020, which means that more than five years have passed since Mr. Cabral was an executive officer of Veeva. Mr. Cabral briefly served as Interim CFO from April 1, 2024 to September 16, 2024, which was less than six months and, pursuant to NYSE listing standards, does not preclude him from being deemed independent following the end of his tenure as our Interim CFO. Moreover, Mr. Cabral does not have close social, financial, or business ties with current Veeva management. Taking all factors into account, including Mr. Cabral's conduct as a director to date, our Board determined that Mr. Cabral does not have a material relationship with Veeva under NYSE rules, and that Mr. Cabral's prior employment with Veeva has not and will not interfere with his exercise of independent judgment in carrying out his responsibilities as a director due to, among other factors, the length of time that has passed since he served as an executive officer of Veeva.

With respect to Mr. Wallach, one of the factors considered was that Mr. Wallach has not been employed by Veeva since June 2019, and between June 2019 and his election as a director on January 1, 2020, Mr. Wallach was not involved with the business or operations of Veeva. Given the passage of time, pursuant to NYSE listing standards, Mr. Wallach satisfies the independence requirement and he is not precluded from being independent. The Board further noted Mr. Wallach's co-founder label is honorific and he does not have close social, financial, or business ties with current Veeva management. Taking all factors into account, including Mr. Wallach's conduct as a director to date, our Board determined that Mr. Wallach does not have a material relationship with Veeva under NYSE rules, and that Mr. Wallach's prior employment with Veeva and co-founder label have not and will not interfere with his exercise of independent judgment in carrying out his responsibilities as a director due to, among other factors, the length of time that has passed since his employment with Veeva.

In light of the above, the Board was permitted to, and did affirmatively determine, that Messrs. Cabral and Wallach are independent within the meaning of the NYSE listing requirements.

How We Are Selected, Elected, and Evaluated

The charters of our Audit Committee, Compensation Committee, and Nominating and Governance Committee limit membership to independent directors. In addition, the independent members of our Board and Board committees regularly hold separate executive sessions at Board or Board committee meetings where only independent directors are present, as required by our Corporate Governance Guidelines.

Considerations in Evaluating Director Nominees

Our Nominating and Governance Committee reviews on at least an annual basis, the composition of the Board, including character, judgment, diversity, independence, expertise, corporate experience, length of service, and other commitments. Our Nominating and Governance Committee considers all aspects of each candidate's qualifications and skills in the context of the needs of Veeva with a view toward creating a Board with a broad range of thought, experience, expertise, and perspectives, including diversity with respect to gender and underrepresented community status. When evaluating candidates for nomination as new directors, we value and consider the diversity traits of such candidates, but we do not require any particular diversity traits for a candidate or slate of candidates to be considered for nomination. Our Nominating and Governance Committee also considers a candidate's ability to fulfill the duties of a director of Veeva as a PBC, including the fiduciary duty to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct, and the pursuit of our PBC purpose. We consider director candidates identified by third-party search firms as well as through recommendations by existing directors and officers.

Board and Committee Evaluations

Pursuant to its charter, which can be found on the Governance portion of our website at ir.veeva.com, the Nominating and Governance Committee oversees the self-evaluation of the Board, and since 2015, we have engaged a third party to conduct interviews with each director regarding, among other things, Board and Board committee membership, structure, performance, and areas for improvement. The purpose of the evaluation is to assess the Board as a whole, and we believe that this process allows Board members to:

- Gain a better understanding of what it means to be an effective Board, including identifying strategies to enhance Board performance;

- Evaluate overall Board composition;

- Assess Board and committee roles and responsibilities;

- Provide anonymous feedback on peers;

- Clarify the expectations that directors have of themselves and of each other;

- Foster effective communications among directors and between the Board and management;

- Identify and discuss areas for potential improvement; and

- Identify Board goals and objectives for the coming year.

Following the interviews, the results are discussed with the Nominating and Governance Committee, the Chair of the Board, and, where relevant, with management, and presented to and discussed with the full Board during an executive session. Where appropriate, further action is taken consistent with these Board discussions.

Director On-Boarding and Continuing Education

Upon joining our Board, directors are provided with an orientation about us, which includes introductions to members of our senior management and information about our visions and values, operations, performance, strategic plans, and corporate governance practices (including our PBC purpose and our fiduciary duty to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct, and the pursuit of our PBC purpose).

Our Board believes that our shareholders are best served by a Board comprised of individuals who are up to date on corporate governance and other matters relevant to board service. To encourage those efforts, our Board has adopted a Directors Continuing Education Policy (the "Director Education Policy") that encourages all directors to pursue ongoing education and development on topics that they deem relevant given their individual backgrounds and committee assignments on our Board. Our directors are encouraged and provided with opportunities to attend educational sessions on subjects that would assist them in discharging their duties. Pursuant to the Director Education Policy, we will reimburse directors up to $12,000 each fiscal year to pursue education and development. In addition and in order to facilitate ongoing education, our management provides to our directors on a periodic basis pertinent articles and information relating to our business, our competitors, and corporate governance and regulatory issues.

Shareholder Recommendations for Nominations to the Board; Proxy Access

Our Nominating and Governance Committee has adopted Policies and Procedures for Director Candidates. Shareholder recommendations for candidates to our Board must be received by December 31 of the year prior to the year in which the recommended candidates will be considered for nomination; must be directed in writing to our principal executive offices, Attention: Corporate Secretary; and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between us and the candidate within the last three years, and evidence of the recommending person's ownership of our capital stock. Such recommendations must also include a statement from the recommending shareholder in support of the candidate, particularly within the context of the criteria for membership on the Board, including issues of character, judgment, diversity, age, independence, expertise, corporate experience, other commitments and the like, personal references, and an indication of the candidate's understanding of a PBC and the duties of a director of a PBC, as well as an undertaking to fulfill the duties of a director of Veeva as a PBC.

In addition, in 2021, we adopted "proxy access," whereby a shareholder (or a group of up to 20 shareholders) that has held at least 3% of the voting power of our capital stock for three years or more may nominate candidates for up to the greater of (i) two or (ii) 20% of the available director seats and have those nominees included in our proxy materials, provided that the shareholder and nominees satisfy the requirements specified in our Bylaws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in our proxy statement for the 2026 annual meeting of shareholders must satisfy the requirements specified in our Bylaws and must provide notice to our Corporate Secretary, which generally must be received not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. The notice of proxy access must include information specified in our Bylaws, including information concerning the nominee and information about the shareholder's ownership of, and agreements related to, our stock.

Proxy Statement

HOW WE ARE ORGANIZED

Board Leadership Structure

Pursuant to our Corporate Governance Guidelines, our Board may separate or combine the roles of the Chair of the Board and CEO when and if it deems it advisable and in our best interests and in the best interests of our shareholders to do so. We currently separate the roles of Chair and CEO. Our Board is currently chaired by Mr. Ritter. Separating the roles of CEO and Chair allows our CEO to focus on our day-to-day business while allowing the Chair to lead our Board in its fundamental role of providing independent advice to, and oversight of, management. Our Board believes that having an independent director serve as Chair is the appropriate leadership structure for us at this time, and the Board will periodically consider the Board's leadership structure. Mr. Ritter, as our Chair, presides over separate regularly scheduled executive session meetings at which only independent directors are present. Our Corporate Governance Guidelines can be found on the Governance portion of our website at ir.veeva.com.

Board Committees

Our Board currently has four standing committees: Audit Committee, Compensation Committee, Cybersecurity Committee, and Nominating and Governance Committee. Our Board and its committees conduct scheduled meetings throughout the year and also hold special meetings and act by written consent from time to time, as appropriate. Our Board has delegated various responsibilities and authority to its committees as generally described below. The committees regularly report on their activities and actions to the full Board. Each member of our standing committees qualifies as an independent director in accordance with NYSE listing standards.

Audit Committee

Our Audit Committee assists our Board in its oversight of the quality and integrity of our reported financial statements, our compliance with legal and regulatory requirements, our accounting and financial management processes and the effectiveness of our internal controls over financial reporting, our enterprise risk management and compliance programs, the quality and integrity of the annual audit of our financial statements, and the performance of our internal audit function. In addition, our Audit Committee discusses, at least annually, the suitability and performance of our information technology systems and receives periodic updates from our management on the same. Our Audit Committee also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results, and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee has sole and direct responsibility for the appointment, retention, compensation, and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Significant related party transactions will be approved by our Audit Committee before we enter into them, as required by applicable rules and NYSE listing standards. Our Audit Committee also oversees our environmental, social, and governance ("ESG") program, including our environmental management system, the review of ESG-related risks, and disclosure controls and procedures relating to ESG matters, except on matters specifically delegated to another committee.

The members of our Audit Committee are independent, non-employee members of our Board and qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and related NYSE listing standards, as determined by our Board. Each member can read and understand fundamental financial statements. Our Board has determined that Messrs. Cabral and Mohr qualify as audit committee financial experts within the meaning of regulations of the Securities and Exchange

Commission (the "SEC") and meet the financial sophistication requirements of the NYSE. The designation does not impose on either Mr. Cabral or Mr. Mohr any duties, obligations, or liabilities that are greater than those generally imposed on any other member of our Board.

A more detailed description of the functions and responsibilities of the Audit Committee can be found in our Audit Committee charter published on the Governance portion of our website at ir.veeva.com.

Compensation Committee

The purpose of our Compensation Committee is to discharge the responsibilities of our Board relating to executive compensation policies and programs, including reviewing, evaluating, recommending, and approving executive officer compensation arrangements, plans, policies, and programs. Among other things, specific responsibilities of our Compensation Committee include evaluating the performance of our CEO and determining our CEO's compensation. The Compensation Committee also determines the compensation of our other executive officers in consultation with our CEO. In addition, our Compensation Committee administers our equity-based compensation plans, including granting equity awards and approving modifications of such awards. Our Compensation Committee also reviews and approves various other compensation policies and matters and has both the authority to engage its own advisors to assist it in carrying out its function and the responsibility to assess the independence of such advisors in accordance with SEC rules and NYSE listing standards. Our CEO, CFO, Chief People Officer, and General Counsel assist our Compensation Committee in carrying out its functions, although they do not participate in deliberations or decisions with respect to their own compensation.

Our Compensation Committee has delegated to the non-executive equity committee, consisting of our CEO, the authority to approve routine equity award grants to newly hired employees who are not direct reports of our CEO, as well as promotional and refresh equity award grants to employees who are not direct reports of our CEO, all within certain share parameters established and reviewed from time to time by the Compensation Committee. During our fiscal year ended January 31, 2026, our Compensation Committee engaged the services of Compensia, Inc., a compensation consulting firm, to evaluate and recommend a peer group for executive compensation benchmarking and to review certain proxy matters. Compensia reported directly to the Compensation Committee. Compensia did not provide any services to us other than the services provided to the Compensation Committee. Our Compensation Committee believes that Compensia did not have any conflicts of interest in advising the Compensation Committee under applicable SEC rules or NYSE listing standards.

In determining our executive compensation for fiscal 2026, our Compensation Committee considered publicly available executive compensation benchmarking data gathered by the management team on our peer group companies.

The members of our Compensation Committee are "non-employee" directors under Rule 16b-3 of the Exchange Act, "outside directors" under applicable tax rules, and qualify as independent under Rule 10C of the Exchange Act and related NYSE listing standards, as determined by our Board.

A more detailed description of the functions and responsibilities of the Compensation Committee can be found in our Compensation Committee charter published on the Governance portion of our website at ir.veeva.com.

Cybersecurity Committee

The purpose of our Cybersecurity Committee is to assist our Board in its oversight of our cybersecurity and privacy programs and controls. Among other things, our Cybersecurity Committee is responsible for overseeing the effectiveness of our information security and privacy policies and procedures with respect to our information technology systems, including for our customer-facing products and services and our internal-use systems, reviewing and providing oversight on our policies and procedures in preparation for responding to any material security incidents, as well as overseeing our compliance with applicable data privacy and cybersecurity laws and regulations. Our Cybersecurity Committee is also responsible for the oversight of security and compliance risks relating to the use of AI in our customer-facing applications and our internal productivity. In addition, our Cybersecurity Committee annually reviews the appropriateness and adequacy of our cyber-insurance coverage.

The members of our Cybersecurity Committee must be non-employee members of our Board and at least one of them must qualify as independent under the NYSE listing standards. Currently, all members of our Cybersecurity Committee are independent under the NYSE listing standards.

A more detailed description of the functions and responsibilities of the Cybersecurity Committee can be found in our Cybersecurity Committee charter published on the Governance portion of our website at ir.veeva.com.

Nominating and Governance Committee

The Nominating and Governance Committee oversees the nomination of directors, including, among other things, identifying, considering, and nominating candidates to our Board. Our Nominating and Governance Committee also recommends corporate governance guidelines and policies and advises the Board on corporate governance and Board performance matters, including recommendations regarding the structure and composition of the Board and the Board's committees. The Nominating and Governance Committee is also responsible for oversight of our public benefit objectives and required public benefit corporation disclosures. In addition, it oversees the annual evaluation of our Board and individual directors and advises the Board on matters that may involve members of the Board or our executive officers and that may involve a conflict of interest or taking of a corporate opportunity.

The members of our Nominating and Governance Committee are non-employee members of our Board and are independent under the listing standards of the NYSE applicable to Nominating and Governance Committee members.

A more detailed description of the functions and responsibilities of the Nominating and Governance Committee can be found in our Nominating and Governance Committee charter published on the Governance portion of our website at ir.veeva.com.

Overboarding

Our Board recognizes the importance of our directors' ability to commit significant time and attention to fulfill their responsibilities to the Company. Therefore, our Corporate Governance Guidelines state that a director shall not serve on the boards of directors of more than four publicly traded companies, including Veeva, without the consent of the Nominating and Governance Committee. A director who is also an executive officer of a publicly traded company (or serving in a similarly demanding full-time employment role) shall not serve on the boards of directors of more than three publicly traded companies, including Veeva, without the consent of the Nominating and Governance Committee. As of the date of this proxy statement, none of our directors exceed our overboarding policy.

Board and Committee Meeting Attendance

Our Board met five times during fiscal 2026. No director attended fewer than 75%, in the aggregate, of the total number of meetings of the Board and the total number of committee meetings of which he or she was a member during fiscal 2026. It is our policy to invite and encourage our directors to attend our annual meetings of shareholders. Last year, five of our directors attended our 2025 annual meeting. The membership of each standing committee and number of meetings held during fiscal 2026 are identified in the table below.

Name	Audit	Compensation	Governance	Cybersecurity
Peter P. Gassner				
Timothy S. Cabral	✓			
Mark Carges		✓		Chair
Mary Lynne Hedley			Chair	
Priscilla Hung	✓			
Marshall Mohr	Chair			✓
Gordon Ritter		Chair		
Paul Sekhri			✓	
Matthew J. Wallach			✓	
Number of meetings held during fiscal 2026	8	5	4	4

Compensation Committee Interlocks and Insider Participation

During fiscal 2026, our Compensation Committee consisted of Messrs. Carges and Ritter. None of our executive officers serves, or served during fiscal 2026, as a member of the board or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or our Compensation Committee.

Proxy Statement

HOW WE GOVERN AND ARE GOVERNED

Overview of Our Corporate Governance Program and Recent Actions

The highlights of our corporate governance program are as follows:

- 8 out of 9 directors are independent

- Completely independent Audit Committee, Compensation Committee, Nominating and Governance Committee, and Cybersecurity Committee

- Separate Chair and CEO positions

- Annual director elections, with majority voting and removal with or without cause

- Proxy access for director nominations

- Shareholders' ability to call a special meeting

- Standing Cybersecurity Committee tasked with oversight of cybersecurity risks and AI compliance risk

- Regular executive sessions of independent directors

- Annual Board evaluation (led by third party)

- Varied lengths of Board tenure with an average tenure of over 9 years

- Single class of common stock

- Code of Conduct applicable to directors and executive officers

- Anti-hedging and pledging policies in our Insider Trading Policy

- Stock ownership guidelines for directors and executive officers

- Overboarding policy, including differentiated limits for directors who are also executive officers of public companies

- Annual review of committee charters and corporate governance policies

- Shareholder engagement program

- Board continuing education program

- Director resignation policy

- Policy to claw back incentive-based compensation from executive officers in case of accounting restatements

- Director nominees must undertake to fulfill the duties of a PBC director

We regularly review our current corporate governance practices against best practices and peer benchmarks. The following are the most recent actions we have taken to improve our corporate governance program:

- In 2025, we engaged with holders representing approximately 30% of our outstanding shares of common stock as of December 31, 2025.

- In 2024, we commenced a proactive, off-season shareholder engagement program.

- In 2023, we automatically converted to a single class of common stock.

- In 2023, we adopted our Compensation Recovery ("Clawback") Policy.

- In 2022, we formed our Cybersecurity Committee.

- In 2022, we delivered our first annual PBC report. Our fifth annual PBC report is included herein.

- In 2021, we were the first public company to convert to a Delaware PBC after an overwhelming shareholder vote in favor.

- In 2021, we de-classified our Board all at once.

- In 2021, we adopted proxy access for director nominations and changed our charter documents to permit shareholders to call special meetings.

Shareholder Engagement Program

Shareholder Engagement

We value our shareholders' opinions and feedback and are committed to maintaining an active dialogue to understand their needs, interests, and concerns. We believe that ongoing engagement builds mutual trust and alignment with our shareholders and is a critical component of our overall governance and business strategy.

Our shareholder engagement program this year reached out to outside shareholders representing approximately 40% of our outstanding shares of common stock as of December 31, 2025 to invite these holders to meet, discuss matters of mutual interest, and gain a better understanding of their areas of focus. We held one-on-one meetings with our largest shareholders representing approximately 30% of our outstanding shares and in some instances held multiple meetings with certain shareholders.

The meetings were typically attended by our CFO and members of our investor relations and legal teams. After the meetings, we evaluated the feedback received, considered changes to align with the feedback we received, incorporated such feedback into our proxy planning, and reported such feedback to the Nominating and Governance Committee.

Our Nominating and Governance Committee oversaw the planning for the shareholder engagement program (including the shareholders to receive outreach and the Veeva participants) and the topics for discussion at the meetings, reviewed feedback from shareholders, and discussed with management changes to align with the feedback we received.

In addition, our shareholder engagement program is supplemented by our investor relations team, along with our CEO, CFO, and EVP Strategy, frequently engaging with our shareholders throughout the year through quarterly earnings calls, our annual investor day event, and other investor conferences. We also use multiple communication channels to interact with our shareholders, such as our annual report and periodic updates to our website.

Board Responsiveness to 2025 Annual Meeting Matters

Ahead of the 2025 annual meeting, Institutional Shareholder Services ("ISS") and Glass Lewis had characterized the 2024 option grant to our CEO as outsized and recommended that shareholders vote against the re-election of Mr. Carges (in the case of ISS) and Mr. Ritter (in the case of ISS and Glass Lewis) due to their membership on the Compensation Committee. Notwithstanding these recommendations, at the 2025 annual meeting, with respect to the re-election of Messrs. Carges and Ritter, approximately 81% and 62%, respectively, of the votes duly cast were in favor of re-election.

To address the questions regarding CEO compensation that surfaced before the 2025 annual meeting, the Board has taken the following actions in the last year:

- Messrs. Carges and Ritter met with shareholders before the 2025 annual meeting to discuss our CEO compensation program. Most shareholders we met with were supportive of our CEO compensation program, and we believe that the clear majority vote for the re-election of Messrs. Carges and Ritter is also evidence of shareholder support for the CEO compensation program approved by our Compensation Committee. The rationale behind our CEO compensation program is described further at "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation";

- We recognize that our CEO compensation program is not typical and has been uniquely tailored to create appropriate performance incentives for Mr. Gassner, our founder and CEO. While we believed, and continue to believe, Mr. Gassner's long-term incentive compensation, comprised of premium-priced stock options that vest over the course of five years (from 2025 to 2030), was

Proxy Statement

well aligned to the interests of our shareholders and created strong incentives for Mr. Gassner, our Compensation Committee is committed to evaluating the success of our CEO compensation program and considering other program designs for periods beyond 2030.

- We listened to shareholders' stated preference for a one-year say-on-pay cadence and will support an annual say-on-pay vote at the next say-when-on-pay advisory vote at our 2027 annual meeting;

At the 2025 annual meeting, with respect to the re-election of Mr. Wallach, approximately 60% of the votes duly cast were in favor of his re-election. We believe certain shareholders did not support Mr. Wallach's re-election because they did not consider him to be independent and he serves on our Nominating and Governance Committee. In response to these concerns, we engaged with shareholders to help them understand the process through which our Board makes their annual independence determination and how this led the Board to determine that Mr. Wallach is independent. In these meetings, we also emphasized that Mr. Wallach's executive experience and familiarity with Veeva's business, markets, and customers make him an important member of our Nominating and Governance Committee because he is uniquely qualified to identify and evaluate director candidates, including their ability to fulfill their fiduciary duties as directors of a PBC in weighing the interests of our stakeholders.

Board Accountability

Other areas of particular shareholder interest in fiscal 2026 included the following:

- *Our business strategy and AI initiatives;*

- *Executive compensation* — how we incentivize our leaders and ensure their alignment with the long-term interests of our shareholders; and

- *Capital returns* — our cash balance and the potential for returning capital to shareholders. Note that in fiscal 2026, we announced a new share repurchase program, reflecting confidence in our long-term growth and business opportunity.

We shared the feedback we received from shareholders with our Board, our Nominating and Governance Committee, and our Compensation Committee, as appropriate.

Corporate Governance Policies

Our Board has adopted Corporate Governance Guidelines to promote the effective function of the Board and its committees. The Board has also adopted a Code of Conduct that applies to all of our directors, employees, and officers, including our CEO, CFO, and other executive and senior financial officers. Each committee of our Board has a written charter approved by our Board. On an annual basis, our Board and its committees review our Corporate Governance Guidelines, Code of Conduct, and committee charters against best practices and peer benchmarks. Our Corporate Governance Guidelines, Code of Conduct, and committee charters can be found on the Governance portion of our website at ir.veeva.com, as can any future amendments to, or waiver of, our Code of Conduct.

Board Oversight of Risk

One of the key functions of our Board is informed oversight of our risk management process. Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities. Our Board is responsible for assuring that an appropriate culture of risk management exists within Veeva, monitoring and assessing strategic risk exposure, and focusing on how we address specific risks, such as cybersecurity risks, technology and AI risks, brand and reputation risks, strategic and competitive risks, operational risks, financial risks, and legal and compliance risks. Our executive officers are responsible for the day-to-day management of the material risks we face. On a regular basis, our Board administers its oversight function directly as well as through its various standing committees that address the risks inherent in their respective areas of oversight. For example, our Audit Committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters, our internal audit function, our enterprise risk management and compliance programs, environmental, social, and governance matters, and the suitability and performance of our information technology systems. Our Compensation Committee oversees the management of risks associated with our compensation policies and programs. Our Cybersecurity Committee oversees information security, privacy related risks, controls, and procedures for our products and our internal-use information technology, and security and compliance risks relating to the use of AI in our customer-facing applications and for our internal productivity. Our Nominating and Governance Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board, and director succession planning.

Board's Role in Human Capital Management

Our Board believes that human capital management is an important component of our continued growth and success. Our Board has regular involvement in talent attraction, retention, and development and succession planning, and the Board provides input on important decisions in each of these areas. The Board has primary responsibility for CEO succession planning and the Compensation Committee monitors management's succession plans for other key executives. While the Board has approved an emergency succession plan for our CEO to prepare for unanticipated events, the Board believes that the establishment of a strong management team is the best way to prepare for an unanticipated executive departure.

In addition, members of our Board regularly engage with employees at all levels of the organization through periodic visits to Veeva's headquarters in Pleasanton, California, and attendance at employee and customer events to gain insight into a broad range of human capital management topics, including corporate culture, employee development, and compensation and benefits. Our Board and management consider employee feedback in evaluating employee programs and initiatives and benefits and in monitoring our current practices for potential areas of improvement.

In particular, our Compensation Committee administers and provides oversight of our cash and equity-based compensation programs and reviews with management our major compensation-related risks, including as they relate to retention of our key executives and employees.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements with our directors and executive officers described elsewhere in this Proxy Statement, the following is a description of each transaction since February 1, 2025 and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Proxy Statement

How We Govern and Are Governed

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Theodore Wallach, a brother of our director, Matthew J. Wallach, has been employed by us since September 2010. Theodore Wallach serves as a principal product manager. During fiscal 2026, Theodore Wallach had an annual base salary of $231,000 and he received short-term RSUs with an aggregate grant date fair value of $52,000 that vested from April 2025 to April 2026. In addition, during fiscal 2026, Theodore Wallach was granted long-term options with an aggregate grant date fair value of $77,000, which vest over the course of four years. Grant date fair values were calculated in accordance with FASB ASC Topic No. 718.

Arin Gassner, the son of our CEO, Peter Gassner, has been employed by us since September 2025. Arin Gassner serves as a people science consultant. Beginning April 1, 2026, Arin Gassner's annual base salary is $120,000 and he received short-term RSUs with an aggregate grant date fair value of $30,000 that vest from April 2026 through April 2027. In addition, Arin Gassner was granted long-term RSUs with an aggregate grant date fair value of $150,000, which will cliff vest after four years. Grant date fair values were calculated in accordance with FASB ASC Topic No. 718.

The compensation level for each of Theodore Wallach and Arin Gassner is comparable to the compensation paid to employees in similar positions that are not related to our executive officers. Theodore Wallach and Arin Gassner are each also eligible for equity awards on the same general terms and conditions as other employees in similar positions who are not related to our executive officers.

Indemnification Agreements

We have entered into indemnification agreements with our directors, executive officers, and other key employees. The indemnification agreements provide that we indemnify each of our directors, executive officers, and key employees to the fullest extent permitted by Delaware law, our Certificate of Incorporation, and our Bylaws against expenses incurred by that person because of his or her status as one of our directors, executive officers, or key employees. In addition, the indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding.

Policies and Procedures for Related Party Transactions

Pursuant to our Corporate Governance Guidelines, any related party transaction must be presented to our Audit Committee for review, consideration, and approval, except for compensation-related transactions, which are to be reviewed, considered, and approved by the Compensation Committee. Material related party transactions must be approved by the Board. A "related party transaction" includes any transactions involving the company and any related person that we would be required to disclose pursuant to SEC and NYSE rules. Our directors and executive officers are required to report to our Audit Committee any such related party transaction. In approving or rejecting the proposed transactions, our Audit Committee, Compensation Committee, or the Board shall consider the relevant facts and circumstances available and deemed relevant to the relevant committee or the Board, including, but not limited to the risks, costs, and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Each of the Audit Committee, Compensation Committee, or the Board shall approve only those transactions that, in light of known circumstances, are not inconsistent with Veeva's best interests as the relevant committee or the Board determines in the good faith exercise of its discretion.

HOW WE ARE PAID

Non-Employee Director Compensation Plan

Each non-employee member of the Board receives grants of RSUs under our 2013 Equity Incentive Plan, as amended and restated, on the date of our annual meeting of shareholders. Such annual grants are valued on the date of grant and vest quarterly over one year. On the date of the annual meeting, each non-employee director who is serving on the Board as of such date will be issued RSUs valued at $275,000 of our common stock. In addition, the non-executive chair or lead independent director will receive an additional issuance of RSUs valued at $40,000 of our common stock. On June 18, 2025, the Board approved a change to its Board compensation program for non-employee directors, removing the previous annual cash retainers of $50,000 and increasing the value of the annual RSUs from $225,000 to $275,000, effective immediately following the 2025 annual meeting.

Non-employee members of the Board's committees are granted additional RSUs as follows.

- Audit Committee

  - Members: RSUs valued at $20,000
  - Chair: RSUs valued at $40,000

- Compensation Committee

  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

- Cybersecurity Committee

  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

- Nominating and Governance Committee

  - Members: RSUs valued at $10,000
  - Chair: RSUs valued at $20,000

New directors and new committee members will receive equity compensation on a pro-rated basis to coincide with our annual director compensation period, which begins in the month of our annual meeting of shareholders.

We also have a policy of paying for regulatory filing fees related to ownership of Veeva stock and reimbursing directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

How We Are Paid

Director Compensation

The following table sets forth information about the compensation of the non-employee members of our Board who served as a director during fiscal 2026. Other than as set forth in the table and described more fully below, during fiscal 2026, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our Board for service as a director. Mr. Gassner, our CEO, receives no compensation for his service as a director and, therefore, is not included in the table below.

Name	Fees Earned or Paid in Cash($) (1)	Stock Awards ($) (2)	All Other Compensation	Total ($)
Timothy S. Cabral	16,667	295,220	—	311,887
Mark Carges	16,667	305,070	—	321,737
Mary Lynne Hedley	16,667	295,220	—	311,887
Priscilla Hung	16,667	295,220	—	311,887
Tina Hunt (3)	16,667	0	—	16,667
Marshall L. Mohr	16,667	325,052	—	341,719
Gordon Ritter	16,667	335,183	—	351,850
Paul Sekhri	16,667	285,089	—	301,756
Matthew J. Wallach	16,667	285,089	—	301,756

(1)   Represents the annual cash retainers paid to each director during fiscal 2026. On June 18, 2025, the Board approved changes to its non-employee director compensation plan, removing the previous annual cash retainers of $50,000 and increasing the value of the annual RSUs from $225,000 to $275,000, effective immediately following the 2025 annual meeting.

(2)   Represents the aggregate grant date fair value of RSUs granted to the director during fiscal 2026, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed on March 20, 2026 for a discussion of the assumptions made by us in determining the grant date fair values of our RSU awards. As of January 31, 2026, the above-listed non-employee directors held outstanding RSUs under which the following number of shares of our common stock were issuable upon vesting: Mr. Cabral — 524; Mr. Carges — 542; Dr. Hedley — 524; Ms. Hung — 524; Dr. Hunt — 0; Mr. Mohr — 577; Mr. Ritter — 595; Mr. Sekhri — 506; and Mr. Wallach — 506.

(3)   Dr. Hunt did not stand for re-election at the 2025 Annual Meeting and ceased being a director on June 18, 2025.

Stock Ownership Guidelines

To further align the interests of our directors and executive officers with those of our shareholders, our Board adopted stock ownership guidelines. Under these guidelines, each director must own Veeva stock with a value of $275,000 (prior to June 2025, this requirement was a requirement to hold three times the annual cash retainer for Board service—totaling $150,000 at the time of the change). Our directors may satisfy these guidelines by ownership of shares of our common stock or vested and unexercised stock options and are required to achieve these ownership levels within three years of the date of such director's election or appointment. All of our directors are in compliance with these guidelines as of March 31, 2026.

See "Our Pay—Compensation Discussion and Analysis—Other Compensation Information and Policies" for information about the guidelines applicable to our executive officers.

HOW YOU CAN COMMUNICATE WITH US

Our Board, similar to our management, values regular input from shareholders and stakeholders. We, therefore, have several means by which we receive and seek that input. These include:

- Shareholder participation in our annual meeting, both via voting and via the opportunity to ask questions or make comments;

- Shareholder-director engagement, both initiated by us and by shareholders;

- Shareholder participation in our regular earnings calls and during the many conferences and other events at which we offer shareholder dialogue, including our Investor Day typically held in the fall;

- Use of any of our compliance or hotline reporting functions;

- Participating in any of the director education or similar governance events attended by our directors or executives; and

- Writing to us either to the address of our physical headquarters or using our dedicated investor relations email address.

Shareholders and other interested parties wishing to communicate in writing with our Board or with an individual member of our Board, including our Chair who presides over Board executive sessions, may do so by mailing to the Board or to the particular member of the Board, care of the Corporate Secretary, a letter to our principal executive offices, Attention: Corporate Secretary, Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588. The envelope should indicate that it contains a shareholder or interested party communication. All such communications will be forwarded to the director or directors to whom the communications are addressed.

Proxy Statement

OUR COMPANY

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development through commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations. For information about our business highlights for fiscal 2026, please see our Earnings Prepared Remarks for the quarters ended April 30, 2025, July 31, 2025, October 31, 2025, and January 31, 2026, all available on the Financials portion of our website at ir.veeva.com, as well as our Current Reports on Form 8-K furnished on May 28, 2025, August 27, 2025, November 20, 2025, and March 4, 2026. These prepared remarks and reports may include information that was accurate only as of the date of those documents, as well as forward-looking statements that may differ from actual results.

Our Executive Officers

The following table provides information concerning our executive officers as of May 4, 2026.

Name	Age	Position(s)
Peter P. Gassner	61	CEO and Director
Thomas D. Schwenger	58	President and Chief Customer Officer
Brian Van Wagener	44	CFO
E. Nitsa Zuppas	56	President and Chief of Staff
Jonathan (Josh) Faddis	54	Senior Vice President, General Counsel and Secretary

Peter P. Gassner. See biographical information set forth under "Who We Are—Board Nominees."

Thomas D. Schwenger has served as our President since September 2019 and our Chief Customer Officer since April 2024. From September 2019 to March 2024, Mr. Schwenger served as our Chief Operating Officer. Prior to joining Veeva, Mr. Schwenger served in various roles at Accenture plc, a global management consulting and professional services firm (previously Andersen Consulting and Arthur Andersen & Co.), where he had served since 1989. At Accenture, Mr. Schwenger served most recently as Senior Managing Director, Northeast U.S. Products Industries Client Service Group Lead since 2016, and previously as Senior Managing Director, North America Life Sciences Client Service Group Lead since 2014. Mr. Schwenger earned a Bachelor of Science degree in Quantitative Business Analysis from Penn State University.

Brian Van Wagener has served as our CFO since September 2024 and brings to Veeva 20+ years of corporate and consulting experience across the technology, healthcare, and life sciences sectors. He previously served in multiple roles at Veeva from 2017 to 2023, including as VP, Global Sales Operations and Chief of Staff to the CEO. Mr. Van Wagener was SVP, GTM Strategy and Operations at BetterUp from February 2023 to June 2024. Over his career, Mr. Van Wagener has also held positions at Frontier Communications and Monitor Deloitte, with responsibilities for strategic planning, analytics, go-to-market strategy and operations, business development, and financial planning and analysis. Mr. Van Wagener earned a Bachelor of Arts degree in International Relations from Dartmouth College and a Master of Business Administration from Northwestern University's Kellogg School of Management.

E. Nitsa Zuppas has served as our President and Chief of Staff since April 2024. From March 2013 to March 2024, Ms. Zuppas served as our Chief Marketing Officer. Prior to joining Veeva, Ms. Zuppas served as Chief Marketing Officer for First Virtual Group, a diversified holding company with global interests in real estate, agribusiness, philanthropy, and global financial asset management, and Executive Director of the Siebel Foundation from February 2006 to March 2013. From March 1998 to January 2006, Ms. Zuppas served in a number of executive roles at Siebel Systems, including Director, Product Marketing, Senior Director, Investor Relations, General Manager, Siebel Retail, and Vice President, Marketing. Ms. Zuppas earned a Bachelor of Arts degree in Art History from California State University.

Josh Faddis has served as our Senior Vice President since April 2016 and General Counsel since September 2012. Mr. Faddis has also served as our Corporate Secretary since May 2013. Prior to joining Veeva, Mr. Faddis served in various roles at Taleo Corporation, a software-as-a-service provider of human capital management solutions, beginning in June 2001 through April 2012, including Senior Vice President, General Counsel, and Secretary. Prior to joining Taleo, Mr. Faddis conducted intellectual property and business litigation at Fulbright & Jaworski LLP and served as a Judicial Clerk for the Honorable Justice Craig Enoch, Supreme Court of the State of Texas. Mr. Faddis earned a Bachelor of Science in Agricultural Economics from Texas A&M University, magna cum laude, and a Juris Doctor degree from the Georgetown University Law Center. As disclosed in our Current Report on Form 8-K filed on April 20, 2026, Mr. Faddis will retire from his position as Senior Vice President, General Counsel and transition to a part-time advisor role effective November 1, 2026.

Our Unique Employment Practices

Our current business operations and future growth depend on having a highly engaged workforce with a broad set of skills and life experiences operating together with a common vision, values, and ways of working. To attract and retain our workforce, we offer competitive compensation and benefits. In addition, we take a holistic approach to our employees' well-being and offer access to physical and mental health programs and resources so our employees can focus on their chosen wellness goals. But compensation and benefits are not everything. We have also adopted some unique practices that we believe differentiate Veeva.

- *Focus on Vision and Values*. We are guided by a common vision—Building the Industry Cloud for Life Sciences—and set of core values: Do the Right Thing, Customer Success, Employee Success, and Speed. This statement of Vision and Values acts as our North Star for decision making and it is emphasized and engrained into our thinking. We begin every important meeting, including each meeting of our Board and all large employee meetings, by reviewing our Vision and Values. Our employees know and understand what we are trying to accomplish and the values that should guide how we get there. A description of our Vision and Values is included herein at "Our Public Benefit Corporation Report—Operating as a PBC Aligns to Our Vision and Values."

- *Work anywhere*. We are committed to our "Work Anywhere" policy, which generally gives employees the flexibility to work in an office or at home on any given day, with certain job-specific restrictions. Under our policy, employees can also relocate to a place that better suits their individual or family needs if they wish. We believe that our "Work Anywhere" policy broadens our talent pool by giving employees the freedom to live where it makes the most sense for them, including in places without an office nearby. We also take steps to ensure that all employees—whether remote, in-office, or hybrid—have the same opportunities for impact, contribution, and career advancement.

- *1% Veeva Giving program*. Our support for charitable causes is entirely employee driven because we think giving is personal and should be directed by the individual. With our 1% Veeva Giving program, each employee receives an amount equivalent to 1% of their base salary annually to direct to the non-profit(s) of his or her choice. There is no required employee match. Employees simply make a choice. We never dictate favored corporate causes or ask employees to donate to specific non-profits.

Our Company

- *Career development.* Our commitment to employee success means that we support employee growth and development. For example, we have a development program called Generation Veeva that is dedicated to building the careers of new university graduates in a supportive environment through onboarding, integrated project work, workshops, mentorship, and career path planning. This program offers new university graduates the opportunity to focus either in services, engineering, sales, consulting, or analytics.

- *Employee feedback and engagement.* Managers at Veeva conduct an annual check-in with each team member to foster trust and open communication. During these check-ins the manager and employee discuss the employee's strengths, areas of growth, goals, and level of engagement.

- *Manager training and feedback.* We believe first-line managers are a critical component of our employee success. We use technology-enabled people science tools to help us find and hire the right managers as we scale. Our managers receive training when they on-board and our CEO holds a quarterly call for all managers to set priorities, provide consistency across the organization, and answer questions. Managers receive feedback from their teams via bi-annual anonymous surveys and employees can submit additional anonymous feedback on their manager to our CEO, senior executives, and the employee success team at any time. These practices provide managers honest feedback on their strengths and opportunities for improvement.

- *No non-competes*. Employee non-compete agreements are bad for employees, bad for innovation, and bad for the economy. We do not require any of our employees anywhere in the world to enter into non-compete agreements, and we have taken legal action to prevent the abusive use of non-compete agreements to restrict employees from working where they choose.

- *Executive compensation*. Our most senior executives, including our CEO, all make the same base salary. Further, none of our most senior executives is eligible for a cash bonus or case-based variable compensation. Our executive compensation is, instead, largely equity driven. We believe this structure fosters a team-first culture, encourages long-term thinking to create a sustainable and durable business, and aligns with the interest of shareholders and other stakeholders.

- *Fair termination and severance practices*. We have lean teams and practice disciplined hiring. Through our measured and thoughtful hiring process, we have continued to grow steadily without the need for layoffs. When there is involuntary attrition, Veeva strives to be both fair and nimble with respect to the employee separation process. In the U.S., we provide a standard separation period with continued pay and benefits coverage that allows separated employees reasonable time to transition to a new employer with pay and continued health coverage. In Europe and Asia, we offer standard severance terms to ensure that all employees in the respective region are treated fairly and consistently.

We believe the employment practices listed above are, in part, responsible for our success in attracting and retaining talented employees, and in fiscal 2026, we increased our employee headcount by 637.

Our Workforce

We believe corporate culture is important and we strive to foster a culture where our employees feel welcome and are given the tools they need to excel and meet our expectations of employees. Our Head of Talent Development works with our talent partners, employee success team, and our Generation Veeva program to provide strategic leadership and focus towards Veeva's commitment to our community and culture.

Our key talent management initiatives include: leadership training, employee webinars, mentorship programs, and employee affinity groups that are open to all employees. In recent years, we have expanded our recruitment efforts to try to include a broader candidate pool. For certain roles, we leverage technology-enabled people science tools to help identify candidates that may not fit the typical mold who nonetheless have the right skills, experience, and traits. We aim to develop community-oriented leaders through trainings, including trainings on mitigating bias and fostering a workplace that is fair and hospitable for all of our current and future employees. In addition, we bring learning opportunities to all employees to foster and retain our culture.

Our Approach to Environmental Sustainability

We are committed to operating in an environmentally responsible manner. In fiscal 2026, the Science Based Targets initiative validated our science-based emissions targets. Furthermore, in fiscal 2025, we engaged an external consultant and internal stakeholders to conduct a comprehensive climate risk assessment, analyzing our resilience against certain climate scenarios over multiple time horizons to identify climate-related risks and opportunities that could impact our business.

On an annual basis, we engage a third-party vendor to calculate and verify our greenhouse gas emissions. In fiscal 2025, we generated 55,006 metric tons of location-based greenhouse gas emissions and 54,778 metric tons of market-based greenhouse gas emissions. Scope 3 emissions made up the majority of total emissions with 54,451 metric tons, followed by Scope 2 emissions of 302 metric tons and Scope 1 emissions of 253 metric tons.

We maintain an International Organization for Standardization ("ISO") 14001 certified Environmental Management System ("EMS"), which outlines our commitment to pollution reduction, energy and water efficiency, and waste reduction, tracking the effectiveness of our environmental sustainability program, and meeting or exceeding applicable environmental laws and regulations. Our Audit Committee is responsible for oversight of our environmental risks and environmental management program.

We have also taken steps to integrate environmental sustainability into our supply chain. Our Supplier Code of Conduct requires vendors to comply with all environmental laws and maintain environmentally sustainable business practices. We also consider a vendor's environmental impact in our procurement process and regularly engage with customers on environmental matters so that we can better align with their environmental management priorities. Notably, we also do not operate our own data centers, instead leveraging cloud-native infrastructure.

Our Approach to Internal Audit

The primary focus of our internal audit function is to ensure the integrity, energy, and competence of our leadership team. We recognize that this is a non-traditional approach to internal audit—one that is not easily quantified—and involves dialogue and judgment to a greater degree than traditional internal audits. We take this approach based on the view that the root cause of any number of enterprise risks is a failure in one of these areas.

Our Security and Privacy Programs

Our ability to maintain the confidentiality, integrity, and availability of our customers' data is critical to our success. Our solutions involve the storage and transmission of our customers' proprietary information, personal information of medical professionals, personal information of patients and clinical trial participants, and other sensitive information. We know that customers have put their trust in us, and we take that very seriously.

Proxy Statement

Our Company

In addition, we are committed to developing deep, industry-specific AI solutions that are simple, secure, and compliant for our customers. We understand what it takes to build and maintain trust in emerging technologies like AI. At the Board level, our Cybersecurity Committee is primarily responsible for the oversight of security and compliance risks relating to the use of AI in our customer-facing applications and for our internal productivity. Members of our executive and product teams, including our CEO, set the direction and priorities for our use of AI. A cross-functional team, including legal, security, and compliance, monitors regulatory developments relating to AI, tracks our use of AI technologies and AI-enabled processes, and advises on AI risk evaluation and mitigation. While this governance structure helps ensure clear responsibilities and effective oversight, our processes and practices will continue to evolve in line with new regulation.

For more information about our data privacy program, see "Item 1. Business—Privacy Program" of our Annual Report on Form 10-K for fiscal 2026. For information about our cybersecurity measures and practices, see "Item 1C. Cybersecurity" of our Annual Report on Form 10-K for fiscal 2026.

Audit Committee Report

The information contained in the following report of Veeva's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Veeva specifically incorporates it by reference.

Role of the Audit Committee

The Audit Committee operates under a written charter adopted by our Board of Directors. Our Audit Committee oversees our accounting practices, system of internal controls, audit processes, and financial reporting processes. Among other things, our Audit Committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent registered public accounting firm, reviews with our management and our independent registered public accounting firm our interim and year-end operating results, discusses critical audit matters and related disclosures with our independent registered public accounting firm, and, as appropriate, initiates inquiries into aspects of our financial affairs. Our Audit Committee is responsible for establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. In addition, our Audit Committee has sole and direct responsibility for the appointment, retention, compensation, and oversight of the work of our independent registered public accounting firm, including approving services and fee arrangements. Material related party transactions will be approved by our Audit Committee before we enter into them, as required by applicable rules and listing standards. A more detailed description of the functions and responsibilities of the Audit Committee can be found in Veeva's Audit Committee charter published on the Governance portion of Veeva's website at ir.veeva.com.

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management is responsible for our internal controls, financial reporting process, selection of accounting principles, determination of estimates and compliance with laws, regulations, and ethical business conduct. Our independent registered public accounting firm is responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles.

Review of Audited Financial Statements for the Fiscal Year Ended January 31, 2026

The Audit Committee has reviewed and discussed with Veeva's management and KPMG LLP the audited consolidated financial statements of Veeva for the fiscal year ended January 31, 2026. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding communications between our independent registered public accounting firm and Audit Committee.

The Audit Committee has received and reviewed the written disclosures from KPMG LLP required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence from us.

Based on the activities, reviews, and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Veeva's Annual Report on Form 10-K for the fiscal year ended January 31, 2026 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:
Timothy S. Cabral
Priscilla Hung
Marshall Mohr (*Chair*)

OUR PUBLIC BENEFIT CORPORATION REPORT

"We are building a lasting and durable company. We have always operated with the long-term view that doing the right thing for our customers, employees, and communities ultimately allows us to deliver the best results for investors. In that way, social and economic benefits can go hand in hand."

- Peter Gassner, Founder and CEO

PBC — A Significant Commitment from Veeva

In 2021, we became the first public company to convert from a traditional Delaware corporation to a Public Benefit Corporation ("PBC"). The conversion marked a fundamental change in our legal purpose and the scope of our duties that aligns with how we operate and reflects our Vision and Values. As we enter our sixth year as a PBC, we remain committed to the same principles.

Being a PBC is about building a lasting company. We continue to operate as a for-profit company, while also pursuing a public benefit purpose intended to provide a societal benefit beyond corporate profits. Our public benefit purpose is aligned with our efforts to advance the life-saving work of the principal industry we serve and to provide high quality employment opportunities.

Equally important, as a PBC, our directors take into account an expanded set of considerations in the exercise of their fiduciary duties. Our directors have an obligation to balance the financial interests of shareholders, the best interests of other stakeholders materially affected by our conduct—including customers, employees, partners, the life sciences industry overall, and the communities in which we operate—and the pursuit of our PBC purpose.

In our view, pursuing our public benefit purpose and considering the interests of our key stakeholders is the best way to build a durable business for the long term, which, we believe, is also in the best interest of shareholders.

We publish this PBC report annually to provide a view into our PBC structure and how it reflects our Vision and Values, our work in pursuing our public benefit purpose and the objectives set by our Board of Directors, and how the consideration of stakeholder interests influences our decision-making and operations.

The PBC Model — Potential for a Better Way

While the PBC model may not be right for every company, it should be strongly considered by companies with an outsized societal impact, like foundational AI model providers and other key tech infrastructure providers. We are encouraged that Anthropic, one of the technology companies leading the AI revolution, is incorporated as a PBC and appears to have put in place a meaningful PBC governance process. We believe it is critical for society that major technology providers consider more than just the profit incentive in their decision making. The PBC structure can help facilitate such broader thinking.

Operating as a PBC Aligns to Our Vision and Values

Our Vision and Values guide our strategy, operations, and decision-making at all levels of the company. We review and reinforce our Vision and Values at every significant meeting or event. While our Vision and Values have remained constant for many years, we review them and consider adjustments annually and we publish a detailed description to all our employees. Below is the exact explanation shared with Veeva employees.

Vision: Building the Industry Cloud for Life Sciences

We are building the industry cloud for life sciences. The industry cloud is cloud software, AI, industry-specific data, and business consulting to help the global life sciences industry become more efficient and effective. We strive for excellence and aspire to become essential to and appreciated by the life sciences industry.

Values

Our values are in priority order:

1. Do the Right Thing

2. Customer Success

3. Employee Success

4. Speed

Do the Right Thing

We pride ourselves on being good people that are honest, direct, and humble. We don't lie, cheat, or steal. We treat others how we wish to be treated and respect each person as an individual. We trust common sense over excessive rules. We consider customers, employees, the industries we serve, and shareholders in making decisions. Veeva is not all about the money.

Customer Success

Customer success has three parts. First, it's about the people in the companies we serve. They should enjoy working with our products and people. They should be able to count on us and know we will go the extra mile when needed for customer success. Second, it's about the companies. Our products and services should deliver positive value to our customers over the short and long term. And third, for the industries we serve. Veeva products and services should have a positive effect on the industry, making it more efficient, innovative, and effective. We strive to be an outstanding and highly strategic partner to the industry over the long term.

Employee Success

Veeva should be a place where employees can do their best work around great people in an environment of respect, teamwork, excellence, and hard work. Veeva is not for everyone. We are careful about who we hire and take action when it's not a fit. We prefer to promote internally based on potential. We compensate fairly based on contribution.

Speed

We should try our best to do things quickly and correctly the first time. We should get the important things done today rather than tomorrow. As we grow, we must push decision making down to operating levels to retain our speed, agility, and innovation. We know that as a company grows, it will tend to slow down. We fight against that gravity. We celebrate mistakes and learn from them. A company that has no mistakes has no speed, takes no risks, and has little reward.

Our Public Benefit Purpose

To provide products and services that are intended to help make the industries we serve more productive and to create high-quality employment opportunities in the communities in which we operate.

We believe that pursuing this public benefit purpose, among other benefits, (i) helps us maintain alignment with the primary industry we serve—life sciences—and its broad goal to improve health and extend lives,

Our Public Benefit Corporation Report

(ii) enhances our relationships with employees and job candidates, and (iii) helps us maintain the long-term perspective that is needed to build a durable and lasting company. Shareholders also benefit when employees are engaged and happy, when partners can collaborate and add value, when customers are more productive, and when customers feel confident partnering on long-term engagements.

Our PBC Objectives

Our Board of Directors has established the following objectives as we pursue our public benefit purpose. They may change over time as our business and our relationship with the industries we serve evolves.

Veeva Public Benefit Purpose (Part 1): Providing products and services that make the industries we serve more productive.

- *Objective 1: Making the critical functions of life sciences faster, less expensive, and more effective through innovative technology*

  - Fiscal 2026 was a pivotal year of execution across our entire product portfolio in pursuit of our vision to be essential to and appreciated by the life sciences industry. Perhaps most notably, we launched Veeva AI, which adds agentic AI to our *Veeva Vault* platform and deep, industry-specific agents for Veeva applications. Over time, we believe that Veeva AI can be transformative for the life sciences industry, ultimately benefiting patients and society overall. Veeva AI can help key stakeholders (sponsors, sites, patients, and regulators) connect more effectively and increase industry innovation and productivity from drug development to manufacturing to medical communications to safety monitoring. We are bringing practical, industry-specific AI to core systems of record that the industry is already using for its most critical functions. Veeva AI spans all our product categories.

    Additional representative progress in fiscal 2026 included:

    - Following through on our commitment to the life sciences industry to bring a better, higher-value CRM to the industry, we achieved over 125 customers live on *Vault CRM*, our next generation CRM solution built on our proprietary *Veeva Vault* platform that will accelerate insights, innovation, and efficiency.

    - Within Clinical Operations, we continue our work to unify clinical systems and processes on a single cloud platform to enable end-to-end trial management. Adopted by all the top 20 biopharma companies, Veeva eTMF is the industry-leading application, and we continue our work to revolutionize the trial master file space. Using industry specific AI, we are planning to move the industry toward an "autonomous" self-filing TMF. We also continue to invest in *Veeva SiteVault*, a suite of applications offered free for over 90% of clinical trial sites. More than 17,000 users actively use *Veeva SiteVault today*. Finally, we recently announced our plans for *Veeva eSource*, a holistic data capture application. *eSource* is designed to deliver faster, safer, more accurate data from the electronic health records through to the sponsor EDC.

    - *Veeva Vault EDC* has now been used in over 2,000 clinical trials and over 600 clinical database (CDB) studies globally to increase the efficiency of clinical trials. This year, we released features that expand the breadth and depth of both EDC and CBD, including (i) imaging capabilities, a critical need for many MedTech studies, (ii) Quick Queries, significantly reducing the time sites and sponsors spend managing data inconsistencies across the entire life sciences industry, and (iii) improvements in data manager cleaning and review capabilities.

- *Veeva eCOA* continues to grow rapidly, today serving nearly four times as many sites and patients as a year ago. *Veeva eCOA* is designed to accelerate study builds and remove risk to study timelines with role-based dashboards, self-service exports, and seamless data flow across the *Veeva Clinical Platform*. Patients utilize a single user-friendly app that makes accessing and completing all study activities easier and more intuitive.

- We continue to invest in and grow *Veeva Vault Basics*, a turnkey offering designed for emerging biotechs. *Vault Basics* is a critical component of our broader commitment to think of the whole life sciences industry as a customer. *Vault Basics* enables biotech start-ups to leverage Veeva's industry-leading applications that are pre-configured and pre-validated for fast deployment and that require no professional service fees for implementation. *Vault Basics* was designed to bring best-in-class software solutions to the smaller, but still industry-critical, side of the life sciences industry at a lower cost, helping smaller companies scale more quickly. We are continuing to expand *Vault Basics* with current offerings in the quality, regulatory, clinical, and commercial areas. *Vault Basics* currently has more than 100 customers across more than 150 Vaults.

- With 19 of the top 20 biopharma companies already using Veeva Quality Docs for manufacturing quality content management, we continued to invest in innovation within the Veeva Quality suite, including announcing *Veeva Environmental Monitoring* this year and expanding capabilities within *Veeva LIMS, an* application to help the industry modernize lab environments.

- *Objective 2*: Support customer choice and remove competitive barriers from the industry

  - Choice benefits the life sciences industry and is crucial for the industry to fulfill its mission of improving the lives of patients. Today we maintain more than 1,000 agreements that allow third parties (including competitors) to access our proprietary data and cloud software products for that purpose. We do not block or disable integrations to third-party software products. Instead, we enable them through open APIs where possible.

    In fiscal 2026, we also entered into a long-term partnership with IQVIA that enables customers to use software, data, technology, and service offerings from Veeva and IQVIA together in a simple and efficient way. The global partnership makes it easy for customers to work with IQVIA and Veeva in key areas including use of IQVIA data in Veeva software and use of IQVIA's CRO services with Veeva's clinical software offerings. The partnership is providing real value through cooperation for the benefit of the entire life sciences industry.

Veeva Public Benefit Purpose (Part 2): Creating high-quality employment opportunities.

- *Objective 3: High-quality job creation — continue to create high-quality employment opportunities for the long term*

  - We provide job opportunities with high potential for development and advancement, fair and competitive compensation and benefits, location flexibility, and without abusive restrictions. We view investments in people as a key component of our long-term strategy. We added a net 637 employees in fiscal 2026 and ended the year with close to 8,000 employees. We take a measured and thoughtful approach to the hiring process that has allowed us to grow steadily without the need for significant layoffs historically.

    We continue to improve and refine our hiring process. This year, that included introducing tech-enabled people science tools that we believe help us identify and hire people that may not fit the typical mold and that other companies may miss. We have employed similar tools

Proxy Statement

to help us identify the best internal candidates for management roles based on our belief that a great manager is one of the core elements of a high-quality job. We continue to invest in our manager training program—including through significant personal involvement of our CEO—with a particular focus on first-line and first-time managers.

- *Objective 4: Advocate for the elimination of the use of non-competes as a condition of employment in the U.S. by 2030*

  - We have long held the belief that individuals and society benefit when employees have the freedom to pursue the opportunities they choose. We recognize the clear public benefit to eliminating non-competes as a condition of employment as they undeniably restrain competition in labor markets, stifle employee mobility, depress wages, limit the ability of employers to reach the most qualified personnel (which is a drag on innovation and productivity), discourage entrepreneurship, and help entrench monopolies. In fiscal 2026, we continued our public support for both federal and state action to ban employment non-compete agreements. We remain firm in our commitment to eliminate employment non-competes by permanent legislation.

    In fiscal 2026, we also pursued legal action against Epic Systems Corporation based on Epic's sweeping use of employment non-compete agreements that, in our view, stifles employee mobility, entrepreneurship, and innovation. That case was dismissed on procedural grounds related to standing under Wisconsin law, but in no way validated Epic's non-compete practices. We are considering appeal and we have committed to defending any former Epic employees that join Veeva, including through legal means if necessary, if Epic attempts to enforce a non-compete agreement against them.

Key Stakeholder Decisions

We consider the interests of our shareholders, customers, employees, partners, the life sciences industry overall, and the communities in which we operate when making decisions. We believe that balancing the interests of these stakeholders is necessary to achieve meaningful success and maintain market leadership for the long term.

We believe a powerful way to show how we operate as a PBC is to share some key decisions from our fiscal year that illustrate stakeholder-balanced decision making. Decisions are leading indicators of operations and results. Key decisions may not impact results for multiple years or may be preventative in nature.

1. **Focus on Manager Excellence**

   We continue to focus on manager excellence as a significant part of the broader goal to create high-quality employment opportunities. An employee's work experience is closely tied to the quality and effectiveness of their direct manager. We employ practices specifically targeted to enhance the effectiveness of our managers. These practices include quarterly all-manager Q&A calls with our CEO with a particular focus on addressing and responding to the needs and questions of first-time and first-line managers. We also initiated a bi-annual employee-to-manager feedback process that is structured, simple and anonymous. New this year, we also introduced people science tools to help assess whether internal and external candidates for management roles possess traits consistent with the requirements and expectations of the management role.

2. **IQVIA Resolution and Partnership**

In fiscal 2026, IQVIA and Veeva took a significant step forward for the industry by resolving previous disputes and entering a long-term partnership. Customers can now use software, data, technology, and service offerings from Veeva and IQVIA together in a simple and efficient way. We anticipate notable value for the industry and the significant number of customers that are shared by Veeva and IQVIA. The global partnership makes it easy for customers to work with IQVIA and Veeva in key areas including use of IQVIA data in Veeva software and use of IQVIA's CRO services with Veeva's clinical software offerings.

3. **Veeva AI**

    In fiscal 2026, we advanced our Veeva AI vision and strategy. We believe that AI will fundamentally change how drugs are developed and how treatment decisions are made at the point of care. Our goal with Veeva AI is to help the industry greatly increase innovation and productivity so better medicines reach more patients, faster. With our core systems of record spanning the industry's most critical functions and unique datasets, we are focusing on delivering industry-specific AI deeply integrated into our core applications. Veeva AI is adding agentic AI to the *Veeva Vault* Platform and deep, industry-specific agents for Veeva applications in all major areas, including clinical, regulatory, safety, quality, medical, and commercial.

4. **Clinical Vision**

    This year we progressed our vision to help make clinical trials faster and completely digital. Our vision is to have a fully unified clinical platform that is trusted by the industry. This is about bringing together clinical systems and processes on a single cloud platform to enable end-to-end trial management. We have more than 10 clinical applications today, spanning clinical operations and clinical data management, all on a common platform. And we continue to launch new products critical to the industry. In fiscal 2026, that included products like *Veeva SiteVault CTMS*, designed to optimize trial management and monitoring of studies and, most recently, *Veeva eSource* which is a holistic data capture application that facilitates the capture of patient data digitally, improving efficiency and eliminating the need for paper.

5. **Non-Compete Agreements**

    As part of our ongoing work to end non-compete agreements in the United States, in January 2026 we filed a lawsuit against Epic Systems Corporation challenging Epic's sweeping use of employment non-compete agreements that, in our view, stifles employee mobility, entrepreneurship, and innovation. That case was dismissed on procedural grounds related to standing under Wisconsin law, but in no way validated Epic's non-compete practices. We are considering appeal and we have committed to defending any former Epic employees that join Veeva, including through legal means if necessary, if Epic attempts to enforce a non-compete agreement against them. No company should be able to control the choices of their former employees and dictate where they can work after leaving.

6. **Vault Basics**

    We continue to invest in and grow *Vault Basics*, a turnkey offering designed for emerging biotechs. *Vault Basics* allows smaller companies to deploy industry-leading *Veeva Vault* applications at lower cost. Unique to the industry, *Vault Basics* enables biotech start-ups to leverage best-of-breed industry applications that are pre-configured and pre-validated for fast deployment and that require no professional service fees for implementation. *Vault Basics* was designed to bring best-in-class software solutions to the smaller but still industry-critical side of the life sciences industry. It is part of our broader commitment to think of the whole life sciences industry as a customer.

Our Public Benefit Corporation Report

Key Operations Practices

Our Operations Practices keep us aligned to our Vision and Values, stakeholder interests, and public benefit purpose as we scale. Eight of the most important and representative operational practices that were significant in the past year are:

1. We provide consistent and frequent communication of our Vision and Values. We begin every important meeting, including each meeting of our Board of Directors and all large employee and customer meetings by reviewing our Vision and Values. Our Vision and Values act as our North Star for decision making, are emphasized and engrained into our thinking, and are intrinsically tied to our PBC status and success.

2. We are committed to our operating principles as a key part of our broader operating model. They describe our approach to getting work done at Veeva and are fundamental to how we continue to grow in the right way. Our operating principles are: Hard Working Company, Engaged Teams Working Together, Autonomy and Alignment, Execution Matters Most, Focus Pays Off, Keep It Simple, Humility, and Care-Notice-Act.

3. We audit within our corporate leadership team for integrity and energy with a greater focus on human interaction and judgment. We take this non-traditional approach to internal audit as a preventative measure and based on the view that any number of enterprise risks can arise from a failure in one of these areas.

4. We are committed to a compensation program that is fair and fosters a team-first culture. This viewpoint is reflected in our executive compensation structure, which is largely equity driven, does not include exclusive perks, subjective bonuses, or a contractual right to accelerated vesting for executives on termination. We also have broad equity program participation across our employee base.

5. We maintain our commitment to reasonable employment agreements without non-competes or non-solicits, we do not make "keep silent" payments, and we have implemented fair and predictable termination and severance practices.

6. We practice careful hiring. We continue to grow our workforce steadily, but we do so in a measured, thoughtful way. We focus on finding the right kind of person to work at Veeva. We always maintain lean teams, in part, to avoid large swings in our workforce, whenever possible.

7. We support our Veeva Giving program in which each employee receives an amount equivalent to 1% of their base salary annually to direct to the non-profit(s) of their choice, without a requirement for an employee match. The program encourages employees to give back to their communities in a way that is entirely employee-directed, and not regressive (*i.e.*, not a match that only the highest-paid can afford). We never dictate favored corporate causes or ask employees to donate to specific non-profits. In calendar 2025, our employees donated over $6 million to over 6,750 different charitable organizations.

8. We are committed to our "Work Anywhere" policy, which we think helps employees, their families, and the environment. Work Anywhere broadens our talent pool and allows for employee mobility as life events change. Our employees spend more time with families, and less time commuting. We ensure that remote employees are not treated as second-class citizens and have all the same opportunities for impact, contribution, and career advancement as employees who work in an office.

PROPOSAL TWO: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board unanimously recommends a vote "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

Our Audit Committee has appointed the firm of KPMG LLP, independent registered public accountants, to audit our financial statements for the fiscal year ending January 31, 2027. KPMG has audited our financial statements since the fiscal year ended January 31, 2010. In compliance with Sarbanes-Oxley requirements, the lead audit partner from KPMG rotates off our account every five years. The last lead audit partner rotation occurred in April 2023.

Notwithstanding its selection and even if our shareholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of Veeva and its shareholders. At the Annual Meeting, the shareholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending January 31, 2027. Our Audit Committee is submitting the selection of KPMG to our shareholders because we value our shareholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from shareholders.

If this proposal does not receive the affirmative approval of a majority of the votes cast on the proposal, the Audit Committee would reconsider the appointment.

Principal Accounting Fees and Services

The following table sets forth all fees paid or accrued by us for professional audit services and other services rendered by KPMG for the fiscal years ended January 31, 2026 and 2025:

	2026	2025
Audit Fees[1]	$3,544,000	$4,009,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees[2]	—	375,000
Total Fees	$3,544,000	$4,384,000

(1) Audit Fees: This category represents fees for professional services provided in connection with the audit of our financial statements, review of our quarterly financial statements, attest services related to Section 404 of the Sarbanes-Oxley Act of 2002, and audit services provided in connection with other regulatory or statutory filings for which we have engaged KPMG.

(2) All Other Fees: This category represents permissible non-audit fees for other services, including real-time system assessments.

Pre-Approval of Audit and Non-Audit Services

Consistent with requirements of the SEC and the PCAOB regarding auditor independence, our Audit Committee is responsible for the appointment, compensation, and oversight of the work of KPMG. In recognition of this responsibility, our Audit Committee (or the chair if such approval is needed on a time-urgent basis) generally pre-approves all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services, and other services. All services provided by KPMG for our fiscal years ended January 31, 2026 and 2025 were pre-approved by our Audit Committee, except for minor services which in the aggregate did not exceed 5% of the fees we paid to KPMG for each fiscal year.

OUR PAY

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains our compensation philosophy, policies, and practices for the following individuals, who are our "named executive officers" or "NEOs" for fiscal 2026.

Name	Position
Peter P. Gassner	CEO
Brian Van Wagener	CFO
Josh Faddis	Senior Vice President, General Counsel and Secretary
Thomas D. Schwenger	President and Chief Customer Officer
E. Nitsa Zuppas	President and Chief of Staff

More detailed information about the compensation provided to our NEOs is set forth in the Summary Compensation Table and other tables that follow this section, including the accompanying footnotes and narratives relating to those tables.

Executive Summary

We did not make any material changes to our executive compensation program for fiscal 2026. As further detailed in the table below, three primary components made up our executive compensation program in fiscal 2026: base salary, short-term equity incentives (a "stock bonus") in the form of an annual restricted stock unit ("RSU") grant that vests over one year, and long-term equity incentives in the form of annual grants of stock options that vests over four years. In 2022 (or, in the case of executive officers that joined after fiscal 2023, when they started their role at Veeva), in addition to the above-mentioned compensation, we granted our executive officers, except for our CEO, a one-time special equity retention grant of RSUs and stock options that cliff vested at the completion of four years of service.

Compensation Element	Description	Purpose
Base Salary	• All executive officers earned the same base salary, which was paid at a rate of $450,000/year from February 1, 2025 through March 31, 2025 and $475,000/year for the remainder of fiscal 2026 • None of our executive officers was eligible to receive a short-term cash incentive bonus or other form of variable cash-based compensation	• Compensates for services rendered on a day-to-day basis and to provide sufficient fixed cash compensation to allow executive officers to fund their personal and household expenses
Annual "Stock Bonus"	• Except for our CEO, all executive officers participated in a short-term incentive program (a "stock bonus") utilizing RSUs rather than cash • Stock bonuses were designed to ensure that the executive officer will have RSUs vesting during each fiscal year that achieve a value based on a percentage of base salary • Target stock bonuses ranged from 160% to 375% of base salary, with the specific percentage determined with respect to the executive officer's role within the company • To achieve the desired target stock bonus level, executive officers received a new RSU grant each year that vest quarterly over a one-year period	• Rewards annual performance • Drives company-wide and individual performance • Effective retention tool because unvested awards are forfeited • Allows a holder whose cash needs may, at a given time exceed our cash compensation, to monetize their stock holdings to meet those needs while still aligning their interests with those of our shareholders

Compensation Element	Description	Purpose
Annual Long-Term Equity Incentives	• Except for our CEO, all executive officers received an annual award of stock options for common stock based on an "option factor" multiplier applied to the number of RSUs granted as the stock bonus in the same year (i.e., number of RSUs granted for annual stock bonus X option factor = number of stock options) • Option factors ranged from 3 to 4 depending on executive officer's role • Stock options granted vest annually over four years	• Performance-based because the holder benefits only if our stock price increases following the grant date, aligning the holder's interest closely with those of our shareholders • Emphasizes an ownership culture and rewards our executives for growing our business • Encourages executive officers to achieve multi-year strategic objectives • Effective retention tool because unvested awards are forfeited
Special Equity Retention Grant	• Except for our CEO, all executive officers received special long-term equity incentive grants in fiscal 2023 or when they started their role at Veeva • One-time awards of RSUs ranged from 7,500 to 15,000 shares of common stock and stock options ranged from 15,000 to 30,000 shares of common stock • No vesting prior to April 1, 2026 for most executive officers or August 1, 2028 in the case of Mr. Van Wagener (the "Four-Year Cliff")	• Strong retention tool in a competitive market to protect leadership continuity for the long-term • Four-Year Cliff incentivizes executive officers to remain at Veeva and continue to create value and drive execution over an extended period • The stock option element further aligns the option holder's interest closely with those of our shareholders

Our CEO compensation program is comprised of (i) stock options that vested from March 2020 to February 2025 and (ii) stock options vesting from February 2025 to February 2030 to compensate, retain, and incentivize our CEO through our fiscal year ending January 31, 2030. Our CEO compensation program is detailed below under "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation."

Effective April 1, 2026, the annual base salary for all of our NEOs is $500,000. Our Compensation Committee approved target stock bonuses for our NEOs (other than Mr. Gassner) ranging from 225% to 400% of base salary. Our Compensation Committee also approved long-term RSU grants to our NEOs (other than Mr. Gassner) ranging from 0% to 500% of base salary, which will cliff vest after four years and, other than compensation from equity grants made in prior periods, are intended to be the only long-term equity-based compensation for the grantees until 2030.

Our Board and Compensation Committee believe our compensation programs are effective at incentivizing and retaining our senior executives and closely aligning the interests of our senior management team with those of our shareholders.

Executive Compensation Philosophy, Objectives, and Components

We operate in the software and technology industry and face a highly competitive environment for top-level executive talent. To accomplish our business and growth objectives, we must be able to attract and retain talented executives whose skills and experience enable them to contribute to our long-term success. To that end, the principal objectives and philosophy of our executive compensation programs are to attract, fairly compensate, appropriately incentivize, and retain our executives in a manner that aligns their long-term interests with those of our shareholders. In fiscal 2026, the primary components of the compensation program for our NEOs, other than our CEO, were base salary, a stock bonus in the form of an annual RSU grant, and long-term equity incentives in the form of annual grants of stock options.

Proxy Statement

Our Pay

Role of Compensation Committee, Management, and Compensation Consultant

Role of Compensation Committee. Our Board established a Compensation Committee to discharge its responsibilities relating to our executive compensation policies and programs. Our Compensation Committee evaluates the performance of our CEO and determines his compensation. The Compensation Committee also determines the compensation of our other executive officers in consultation with our CEO. In making its decisions, our Compensation Committee considers such matters as its members deem appropriate, including our financial and operating performance, the performance of our common stock, factors specific to individual executives such as their individual achievements and retention concerns, our operational goals, the comparative compensation data described below, the results of our most recent say-on-pay advisory vote and say-when-on pay advisory vote, and shareholder feedback on compensation and governance matters. From time to time, our Board approves equity grants to our executive officers upon the recommendation of the Compensation Committee, although our Compensation Committee is also authorized to approve such grants. Our Compensation Committee has delegated authority to our CEO to make certain routine equity award grants to non-executives within certain share parameters established and reviewed from time to time by the Compensation Committee. For additional information on the Compensation Committee, see "How We are Organized—Board Committees—Compensation Committee."

Role of Management. Members of management, including our CEO, CFO, Chief People Officer, and General Counsel, work with our Compensation Committee and often attend the Compensation Committee meetings. Members of management assist the Compensation Committee by providing information on competitive market compensation practices, market data on our outside director compensation program, and such other information as the Compensation Committee may from time to time request. They also make presentations to our Compensation Committee regarding our historical equity grants and the adequacy of the remaining equity pool to achieve retention objectives, which materials are also made available to our Board. Although our CEO participates in the discussion and decisions relating to the compensation of our other executive officers, he is not present during deliberations or voting with respect to his own compensation.

Role of Compensation Consultant. Our Compensation Committee has the authority to engage its own advisors to assist it in performing its duties and we pay the fees charged by such advisors. For fiscal 2026, our Compensation Committee engaged Compensia to evaluate and recommend a peer group against which to compare our compensation programs and to review certain proxy matters.

Peer Group and Competitive Data

With respect to fiscal 2026 compensation for our NEOs, our Compensation Committee considered publicly available compensation data gathered by the management team with respect to executive compensation at the peer companies listed below. Our Compensation Committee believes it is useful to review this comparative data when evaluating our executive compensation programs and making compensation decisions for our NEOs. While it uses this data as a reference point, the Compensation Committee does not feel it necessary to mirror the compensation provided by these other companies or to target any specific percentile or range of percentiles for cash, incentive, equity, or total compensation for our executive officers relative to these peer companies.

Compensia evaluates and recommends a peer group annually to provide additional information with respect to executive compensation practices with compensation data from this peer group gathered by the management team. Compensia re-evaluated our peer group for fiscal 2026 and recommended removing Paycom Software and Splunk and adding Paychex and Zscaler to our peer group. The peer group consisted of publicly traded software and software services companies that generally had revenues between approximately $750 million and $7.5 billion, generally experienced high year-over-year revenue growth, and/or had a market capitalization between $7.5 billion and $120 billion. Our Compensation Committee considered the peer group's compensation practices data for compensation decisions during and with respect to fiscal 2026. The peer group consisted of the following companies, which our Compensation Committee determined are appropriate:

ANSYS	Autodesk	CrowdStrike Holdings	Datadog
DocuSign	Fortinet	HubSpot	MongoDB
Okta	Palo Alto Networks	Paychex	ServiceNow
Snowflake	SS&C Technologies Holdings	Twilio	Tyler Technologies
Workday	Zoom	Zscaler	

Principal Elements of Compensation

The compensation of our NEOs for fiscal 2026 consisted of (i) base salary, (ii) with respect to NEOs other than our CEO, new equity awards granted during fiscal 2026, and (iii) continued vesting during the course of the year of stock options and, with respect to NEOs other than our CEO, RSUs that had been granted in prior fiscal years. The mix and amount of compensation elements has been and will continue to be within the discretion and business judgment of our Compensation Committee.

Our Compensation Committee has structured these compensation programs to attract and retain senior executives, provide competitive levels of more liquid and less volatile compensation through base salary and RSUs, continue to foster an ownership mentality and alignment with the long-term interests of shareholders through the use of RSUs and stock options, and encourage the achievement of key operational goals.

Base Salary. We provide base salaries to our executive officers to compensate them for services rendered on a day-to-day basis and to provide sufficient fixed cash compensation to allow them to fund their personal and household expenses while remaining focused on their responsibilities to Veeva.

Since our 2013 initial public offering ("IPO"), Veeva has maintained a largely flat annual base salary structure for our executive officers. During fiscal 2026, the annual base salary of all of our NEOs was $450,000/year from February 1 through March 31 and $475,000/year for the remainder of fiscal 2026. The base salary is reflected in the Summary Compensation Table below.

No Annual Cash Incentive Bonuses. Our Compensation Committee believes that equity compensation adequately facilitates the achievement of corporate operational goals and aligns each NEO with shareholder interest. Accordingly, none of our NEOs was paid a cash incentive bonus for fiscal 2026.

Equity Awards. Equity compensation awards remain an important part of our executive compensation program. We have granted RSUs and stock options from time to time to our employees, including our executive officers, under our stock plans. Our Compensation Committee believes that short-term equity grants (e.g., equity that vests over a one-year period) are an important component of a competitive compensation program. Short-term equity grants supplement our cash compensation and allow a holder whose cash needs may, at a given time exceed our cash compensation, to monetize their stock holdings to meet those needs while still aligning their interests with those of our shareholders. Long-term equity grants (e.g., equity that vests over the course of multiple years), provide retention incentive while remaining aligned with our shareholders' interest. We believe that our equity compensation program, which combines short-term and long-term equity grants, effectively emphasizes an ownership culture and rewards our executive officers for growing our business.

In fiscal 2023, in light of a competitive environment for executive talent and compensation, we also granted our executive officers, except for our CEO, a one-time special equity retention grant of RSUs and stock options. These grants vested on April 1, 2026 in the case of Ms. Zuppas and Mr. Faddis, and will vest on October 1, 2027 in case of Mr. Schwenger, subject to his continued service. We believe that the composition of these grants and the vesting schedule protect leadership continuity and incentivize long-term value creation.

In fiscal 2026, under our executive compensation program, applicable to all executive officers except for our CEO, we granted an annual "stock bonus," or short-term equity incentive in the form of an annual RSU grant, and annual long-term equity incentives in the form of stock options.

Annual Stock Bonus Grants. The structure and purpose of our stock bonus program is described in the Executive Summary above. In fiscal 2026, based on the methodology described in the Executive Summary above, each of Ms. Zuppas and Messrs. Faddis, Schwenger, and Van Wagener received an RSU grant of 5,992, 4,903, 8,171 and 3,487 RSUs, respectively, that vest quarterly over a one-year period.

Annual Stock Option Grants. The structure and purpose of our stock option program is described in the Executive Summary above. In fiscal 2026, based on the methodology described in the Executive Summary above, each of Ms. Zuppas and Messrs. Faddis, Schwenger, and Van Wagener received a stock option grant to purchase 23,968, 19,612, 32,684, and 10,461 shares of our common stock, respectively. These stock option grants vest annually over a four-year period and have an exercise price equal to $213.68, the closing market price on the date of grant.

Special Equity Retention Grants. In fiscal 2023, in addition to the annual grants described above, each of Ms. Zuppas and Messrs. Faddis and Schwenger received a one-time RSU grant of 7,500, 7,500, and 15,000 shares of our common stock, respectively, as well as a one-time stock option grant to purchase 15,000, 15,000, and 30,000 shares of our common stock, respectively. One hundred percent of the special equity retention grants awarded to Ms. Zuppas and Mr. Faddis vested on April 1, 2026, and one hundred percent of the special equity retention grants awarded to Mr. Schwenger will vest on October 1, 2027, subject to continued service. The stock option grants that are a part of the fiscal 2023 special equity retention program have an exercise price equal to $207.48, the closing market price on the date of grant. In fiscal 2025, Mr. Van Wagener received a one-time RSU grant of 5,848 shares of our common stock and a one-time stock option grant to purchase 17,544 shares of our common stock, with an exercise price equal to $185.74. One hundred percent of the special equity retention grants awarded to Mr. Van Wagener will vest on August 1, 2028, subject to continued service.

CEO Equity Compensation. With respect to our CEO, Mr. Gassner, our Compensation Committee has purposefully placed strong emphasis on long-term incentive compensation in the form of stock options, over cash compensation, to retain Mr. Gassner and to effectively align his long-term interests with those of our shareholders. We believe this long-term approach (with premium-priced stock options as the only equity vehicle) continues to align and incentivize Mr. Gassner to continue to lead our business and drive our success, which is consistent with the long-term interests of our shareholders and other key stakeholders, our vision to build a durable cloud company, and our PBC purpose.

On January 10, 2018, upon the recommendation of our Compensation Committee, our Board approved a grant to Mr. Gassner of options to purchase an aggregate of 2,838,635 shares of our common stock (the "2018 CEO Options") with an exercise price of $60.00 per share.

The table below summarizes the service-based vesting schedule and stock price target conditions upon which Mr. Gassner's 2018 CEO Options vested and became exercisable:

Number of Shares	Service-Based Vesting Condition	Stock Price Target Vesting Condition	First Date Exercisable	Expiration Date
2,128,975	Continued service as CEO through February 1, 2025, with vesting in monthly increments beginning February 1, 2020	N/A	First monthly increment (1/60th of total) became vested and exercisable on March 1, 2020, with additional monthly increments becoming exercisable thereafter through February 1, 2025	January 9, 2028
177,415	Same as above	$ 90.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$ 100.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$ 110.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028
177,415	Same as above	$ 120.00	Same as above now that the applicable Stock Price Target has been achieved	January 9, 2028

To achieve each of the above Stock Price Target Vesting Conditions, Veeva's common stock had to sustain the specified Stock Price Target for at least 60 consecutive trading days, and each Stock Price Target Vesting Condition has been satisfied. The 2018 CEO Options reflect the continuation of a five-year long-term incentive compensation cycle for Mr. Gassner and did not begin vesting (based upon the service-based vesting conditions) until Mr. Gassner's pre-IPO grant stock options completed vesting at the end of our fiscal year ended January 31, 2020.

On June 19, 2024, upon the recommendation of a special committee of independent directors, our Board approved a grant to Mr. Gassner of options to purchase an aggregate of 2,650,000 shares of our common stock (the "2024 CEO Options") with an exercise price of $236.90 per share, which was equal to the 52-week high trading price at the time of grant and significantly higher than the closing price of our stock as of the trading date immediately prior to the grant date. The special committee was advised by Compensia, the Compensation Committee's independent compensation consultant. The 2024 CEO Options are consistent with the Board's practice of implementing five-year long-term incentive compensation for Mr. Gassner, and our Board intends that the 2024 CEO Options will be Mr. Gassner's only equity-based compensation until at least 2030. Mr. Gassner does not participate in an annual incentive compensation program and, apart from a below-market annual base salary, Mr. Gassner has not been paid any cash compensation since our IPO.

The Board believes that the 2024 CEO Options are a strongly motivating, performance-based incentive compensation vehicle appropriately structured to retain Mr. Gassner and motivate him to continue growing the company on a continuous trajectory through 2030 and beyond. The 2024 CEO Options will only vest and become exercisable in five equal increments on each annual anniversary of February 1, 2025, subject to Mr. Gassner's continuous service as our CEO through each annual vesting date. In addition, for the 2024 CEO Options to vest, the closing price of our common stock has to be sustained at or above $236.90 per share for sixty consecutive trading days during the vesting period between February 1, 2025 and February 1, 2030, which condition was met in August 2025. The 2024 CEO Options are also subject to a post-exercise holding period such that any shares acquired upon exercise of the 2024 CEO Options will not be transferable during the period ending on the earlier of two years following the date of such exercise and February 1, 2032, subject to customary exceptions for shares sold to cover the exercise price and applicable taxes and estate planning transfers. Because of the premium pricing, the 2024 CEO Options will not provide financial benefit to Mr. Gassner unless our stock price is above the $236.90 per share exercise price at the time of exercise. As with Mr. Gassner's prior stock option awards, the 2024 CEO Options are not subject to any contractual vesting acceleration provisions, including on an involuntary termination of employment by the Company or in connection with a change in control of the Company.

Proxy Statement

Our Pay

The following features of the 2024 CEO Options are intended to retain Mr. Gassner and to further strongly align his interests with those of our shareholders, other key stakeholders, and pursuit of our PBC purpose: (i) service-based vesting through February 1, 2030 only so long as Mr. Gassner continues to serve as CEO, (ii) the additional vesting condition requiring that the Company's stock price meet or exceed the Company's 52-week high trading price at the time of grant for a period of 60 consecutive trading days, (iii) the two-year post-exercise holding period requirement through February 1, 2032, and (iv) the option exercise price set at the Company's 52-week stock price high.

The disclosure rules that apply to the Summary Compensation Table require that we reflect the entire grant date fair value for the 2024 CEO Options in fiscal 2025. In determining to approve or recommend, respectively, the 2024 CEO Options grant, our Board and our Compensation Committee considered the fact that, given the five-year grant cycle for Mr. Gassner, the fair value of the 2024 CEO Options might more appropriately be thought of by allocating the grant date fair value in equal portions to each of the five fiscal years that the option is intended to cover (i.e., fiscal 2026 through fiscal 2030), given that the 2024 CEO Options will be Mr. Gassner's only equity-based compensation until at least 2030. The fair value allocated under that methodology to each year of the five-year vesting period would be approximately $34.4 million.

Our Board and Compensation Committee believed that it was appropriate to evaluate grants to Mr. Gassner on a five-year cadence in 2018 and 2024. Our Compensation Committee is committed to evaluating the success of our CEO compensation program and considering other program designs for periods beyond 2030.

Perquisites, Retirement, and Other Benefits. We generally do not provide perquisites or other benefits to our executive officers other than those available to employees generally. We have established a 401(k) tax-deferred savings plan, which permits participants, including our executive officers, to make contributions up to applicable annual statutory limits by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). We are responsible for administrative costs of the 401(k) plan. We match 100% of eligible contributions by our employees, including our executive officers, up to $4,000 per year. Such matching contributions are immediately and fully vested.

Severance and Change in Control Benefits. None of our NEOs is currently eligible for any severance or change in control-related benefits.

Other Compensation Information and Policies

Stock Ownership Guidelines

To further align the interests of our directors and executive officers with those of our shareholders, our Board adopted stock ownership guidelines. Under these guidelines, all of our executive officers are required to achieve certain stock ownership levels within three years of their respective date of hire or appointment to a position with a higher ownership requirement. The guidelines require ownership as follows:

- CEO: Value equal to three times his or her annual base salary

- Other executive officers: Value equal to his or her annual base salary

Executive officers may satisfy these guidelines by ownership of shares of our common stock or vested and unexercised stock options. As of March 31, 2026, all of our executive officers are in compliance with the guidelines.

See "How We are Paid—Stock Ownership Guidelines" for information about the guidelines applicable to our directors.

Compensation Recovery ("Clawback") Policy

Our executive compensation recovery ("clawback") policy provides for the mandatory recovery of excess incentive-based compensation, as defined under the Exchange Act and related NYSE listing standards, from current and former executive officers in the event of an accounting restatement. The recovery of such compensation applies regardless of whether the executive officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. In addition, under our clawback policy, we may recoup from executive officers erroneously awarded incentive-based compensation received within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement. Other than our CEO, our NEOs are not currently entitled to incentive-based compensation.

Stock Trading Practices; Trading and Hedging Policies

Our employees, including our executive officers, and the non-employee members of our Board are subject to our Insider Trading Policy, which applies to their transactions involving any securities of Veeva, including purchases, sales, and gifts of Veeva stock. Except under limited circumstances, persons subject to the policy may not engage in any transaction of Veeva securities while aware of material nonpublic information relating to Veeva. The Insider Trading Policy also implements quarterly trading blackout periods and allows for special blackout periods to limit the likelihood of trading at times with significant risk of insider trading exposure. In addition, directors and executive officers are prohibited from engaging in any transaction involving Veeva securities without first obtaining pre-clearance from our compliance officer.

Our Insider Trading Policy also includes Rule 10b5-1 trading plan guidelines that permit our directors and employees, including our NEOs, to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under these guidelines, among other restrictions, 10b5-1 plans may only be adopted or modified when the person adopting the trading plan is not aware of any material nonpublic information and there is an open trading window. In addition, the first trade under an amended or new 10b5-1 plan may not occur until the later of (i) 91 days following adoption of the plan, or (ii) three business days following the filing of our Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, for the period in which the trading plan was adopted or modified.

Our Insider Trading Policy prohibits our directors, executive officers, and employees from hedging transactions in Veeva stock, pledging Veeva stock, and holding Veeva stock in a margin account among other restrictions.

Our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended January 31, 2025 and is available on the Governance portion of our website at ir.veeva.com.

In addition, with regard to Veeva's trading in its own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

Policies and Practices Regarding the Timing of Equity Awards

As described in the Executive Summary above, in fiscal 2026, our executive compensation program included the use of stock option grants. Under our Equity Grant Policy, equity awards, including stock options, granted to our Section 16(b) officers must be approved by our Compensation Committee.

Annual stock option awards granted by the Compensation Committee to eligible employees, including our Section 16(b) officers, were generally approved in a regular, previously scheduled committee meeting, as part of our annual compensation review process, which typically takes place in the beginning of April, when the Company is generally not expected to be in possession of, or imminently disclosing, material non-public information.

Proxy Statement

Our Pay

Our Compensation Committee may also grant equity awards, including stock options, to our Section 16(b) officers outside of our annual compensation review cycle for new hires, promotions, retention, or other purposes. Such "off-cycle" equity awards are granted at a set date each month.

All stock options are granted with an exercise price equal to or above the fair market value of the underlying shares on the date of grant. We do not take into account material non-public information when determining the timing or terms of option awards nor do we time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

During fiscal 2026, we did not grant any stock options to any of our NEOs in any period beginning four business days prior to the filing of a periodic report on Form 10-Q or Form 10-K or the filing or furnishing of a current report on Form 8-K that discloses material non-public information, and ending one business day after the filing or furnishing of such report.

Compensation Policies and Practices as They Relate to Risk Management

Our Compensation Committee has reviewed our major compensation risk exposures and the steps management has taken to monitor and mitigate such risks and does not believe that our compensation policies and practices encourage undue or inappropriate risk taking or create risks that are reasonably likely to have a material adverse effect on Veeva.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code will generally limit the amount that we may deduct from our federal income taxes for remuneration paid to our executive officers to one million dollars per executive officer per year. While our Compensation Committee is mindful of the benefit to us of the deductibility of compensation and will consider deductibility when analyzing potential compensation alternatives, our Compensation Committee believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, our Compensation Committee has not adopted a policy that requires that all compensation be deductible.

No Gross-Ups of Parachute Payments and Deferred Compensation

We did not provide any executive officer, including any NEO, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during fiscal 2026, and we have not agreed and are not otherwise obligated to provide any NEOs with such a "gross-up" or other reimbursement.

Accounting Treatment

We account for stock compensation in accordance with ASC Topic 718, which requires companies to measure and recognize the compensation expense for all share-based awards made to employees and directors, including stock options and RSUs, over the period during which the award recipient is required to perform services in exchange for the award, except for awards with market conditions, which are accounted under the graded vesting attribution method over the requisite service period. We estimate the fair value of stock options granted using either a Monte Carlo simulation for market condition awards or the Black-Scholes option-valuation model. This calculation is performed for accounting purposes and reported in the compensation tables below.

Compensation Committee Report[1]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and in reliance on such review and discussions, the Compensation Committee has recommended to the Board that this Compensation Discussion and Analysis be incorporated by reference into the Annual Report on Form 10-K for the year ended January 31, 2026 and included in this Proxy Statement.

Mark Carges
Gordon Ritter, *Chair*

----

(1)   The material in the Compensation Committee Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, other than our Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Proxy Statement

Our Pay

Summary Compensation Table

The following table provides information concerning the compensation paid to our NEOs for fiscal 2026, as well as for our prior two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Total ($)
Peter P. Gassner	2026	470,833	—	—	—	470,833
CEO	2025	445,833	—	—	171,990,300 (2)	172,436,133
	2024	420,833	—	—	—	420,833
Brian Van Wagener	2026	470,833	—	745,102	1,007,239	2,223,174
CFO	2025	245,481	—	1,493,535	2,155,532	3,894,548
	2024	N/A	N/A	N/A	N/A	N/A
Josh Faddis	2026	470,833	—	1,047,673	1,888,345	3,406,851
Senior Vice President, General Counsel and Secretary	2025	445,833	—	961,990	1,810,078	3,217,901
	2024	420,833	—	933,044	1,669,341	3,023,218
Thomas D. Schwenger	2026	470,833	—	1,745,979	3,146,985	5,363,797
President and Chief Customer Officer	2025	445,833	—	1,639,678	3,085,213	5,170,724
	2024	420,833	—	1,632,961	2,921,588	4,975,382
E. Nitsa Zuppas	2026	470,833	—	1,280,371	2,307,764	4,058,968
President and Chief of Staff	2025	445,833	—	1,136,995	2,139,366	3,722,194
	2024	420,833	—	1,166,350	2,086,756	3,673,939

(1) The amounts reported in these columns represent the aggregate grant date fair value of RSUs and options to purchase shares of our common stock, as applicable, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K filed on March 20, 2026 for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. These amounts do not purport to reflect the value that will be recognized by the NEOs upon sale of the underlying securities.

(2) Represents the grant date fair value of options to purchase an aggregate of 2,650,000 shares of our common stock. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this option grant. This option grant was made to Mr. Gassner on June 19, 2024. Accordingly, the disclosure rules that apply to the Summary Compensation Table require that we reflect the entire grant date fair value for this option grant in fiscal 2025. In determining to recommend and approve, respectively, this option grant, our Compensation Committee and our Board considered the fact that, given its five-year grant cycle for Mr. Gassner and delayed vesting commencement date, the fair value of the option grant might more appropriately be thought of by allocating the grant date fair value in equal portions to each of the five fiscal years in which the options will vest (i.e., fiscal 2026 through fiscal 2030). The fair value allocated under that methodology to each year of the five-year vesting period would be $34,398,060.

Fiscal 2026 Grants of Plan-Based Awards

The following table provides information concerning grants of plan-based awards to our NEOs during fiscal 2026.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Peter P. Gassner	—	—	—	—	—
Brian Van Wagener	4/4/2025	—	10,461 (2)	213.68	1,007,239
	4/4/2025	3,487 (3)	—	—	745,102
Josh Faddis	4/4/2025	—	19,612 (2)	213.68	1,888,345
	4/4/2025	4,903 (3)	—	—	1,047,673
Thomas D. Schwenger	4/4/2025	—	32,684 (2)	213.68	3,146,985
	4/4/2025	8,171 (3)	—	—	1,745,979
E. Nitsa Zuppas	4/4/2025	—	23,968 (2)	213.68	2,307,764
	4/4/2025	5,992 (3)	—	—	1,280,371

(1) The amounts reported represent the aggregate grant date fair value of RSUs and options to purchase shares of our common stock, computed in accordance with FASB ASC Topic No. 718. See notes 1 and 10 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K, filed on March 20, 2026, for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards. These amounts do not purport to reflect the value that will be recognized by the NEOs upon sale of the underlying securities.

(2) The stock options vest over four years, with 25% of the shares vesting on April 1, 2026, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(3) The RSUs vested quarterly over one year, with 25% vesting per quarter, following the vesting commencement date of April 1, 2025.

Proxy Statement

Outstanding Equity Awards at Fiscal 2026 Year-End

The following table sets forth information regarding all unexercised options and unvested RSUs held by each of our NEOs as of January 31, 2026. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares of Stock that Have Not Vested ($) (1)
Peter P. Gassner	1/10/2018	2,128,975	0 (2)	60.00	1/9/2028		
	1/10/2018	177,415	0 (3)	60.00	1/9/2028		
	1/10/2018	177,415	0 (4)	60.00	1/9/2028		
	1/10/2018	177,415	0 (5)	60.00	1/9/2028		
	1/10/2018	177,415	0 (6)	60.00	1/9/2028		
	6/19/2024	—	2,650,000 (7)	236.90	6/18/2034		
Brian Van Wagener	7/15/2024	538	19,158 (8)	185.74	7/14/2034		
	7/15/2024	1,106	3,321 (9)	185.74	7/14/2034		
	4/4/2025	—	10,461 (10)	213.68	4/3/2035		
	7/15/2024					5,848 (11)	1,192,524
	4/4/2025					872 (12)	177,818
Josh Faddis	4/15/2021	10,200	— (13)	275.82	4/14/2031		
	4/6/2022	4,706	4,706 (14)	207.48	4/5/2032		
	4/6/2022	—	15,000 (15)	207.48	4/5/2032		
	4/6/2023	5,183	10,366 (16)	180.02	4/5/2033		
	4/5/2024	4,480	13,440 (17)	214.73	4/4/2034		
	4/4/2025	—	19,612 (10)	213.68	4/3/2035		
	4/6/2022					7,500 (18)	1,529,400
	4/4/2025					1,226 (12)	250,006
Thomas D. Schwenger	10/4/2019	70,000	— (19)	154.00	10/3/2029		
	4/15/2021	21,800	— (13)	275.82	4/14/2031		
	4/6/2022	26,471	8,824 (14)	207.48	4/5/2032		
	4/6/2022	—	30,000 (20)	207.48	4/5/2032		
	4/6/2023	18,142	18,142 (16)	180.02	4/5/2033		
	4/5/2024	7,636	22,908 (17)	214.73	4/4/2034		
	4/4/2025	—	32,684 (10)	213.68	4/3/2035		
	4/6/2022					15,000 (21)	3,058,800
	4/4/2025					2,043 (12)	416,609
E. Nitsa Zuppas	4/11/2019	7,100	— (22)	135.49	4/10/2029		
	4/14/2020	18,180	— (23)	173.59	4/13/2030		
	4/15/2021	13,095	— (13)	275.82	4/14/2031		
	4/6/2022	15,885	5,295 (14)	207.48	4/5/2032		
	4/6/2022	—	15,000 (15)	207.48	4/5/2032		
	4/6/2023	12,958	12,958 (16)	180.02	4/5/2033		
	4/5/2024	5,295	15,885 (17)	214.73	4/4/2034		
	4/4/2025	—	23,968 (10)	213.68	4/3/2035		
	4/6/2022					7,500 (18)	1,529,400
	4/4/2025					1,498 (12)	305,472

(1)   Computed in accordance with SEC rules as the number of unvested RSUs multiplied by the closing market price of our common stock at the end of fiscal 2026, which was $203.92 on January 30, 2026 (the last trading day of fiscal 2026).

(2) The stock options vested in 60 equal monthly installments between March 1, 2020 and February 1, 2025.

(3) The stock options vested in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025. The performance-based vesting condition related to achievement of the Stock Price Target of $90.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this award.

(4) The stock options vested in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025. The performance-based vesting condition related to the achievement of the Stock Price Target of $100.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this award.

(5) The stock options vested in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025. The performance-based vesting condition related to the achievement of the Stock Price Target of $110.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this award.

(6) The stock options vested in 60 equal monthly installments beginning March 1, 2020 through February 1, 2025. The performance-based vesting condition related to the achievement of the Stock Price Target of $120.00 per share for at least 60 consecutive trading days has been satisfied. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this award.

(7) The stock options vest over five years, with 20% of the shares vesting on February 1, 2026, and 20% of the total shares vesting equally on a yearly basis thereafter, subject to Mr. Gassner's continued service as our CEO and the performance-based vesting condition related to achievement of the Stock Price Target of $236.90 per share for at least 60 consecutive trading days. See discussion in "Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this award.

(8) 100% of the stock options vest on August 1, 2028, subject to continued service to Veeva.

(9) The stock options vest over four years, with 25% of the shares vesting on August 1, 2025, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(10) The stock options vest over four years, with 25% of the shares vesting on April 1, 2026, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(11) 100% of the RSUs vest on August 1, 2028, subject to continued service to Veeva.

(12) The RSUs vested quarterly over one year, with 25% vesting per quarter following the vesting commencement date of April 1, 2025.

(13) The stock options vested in four equal annual installments beginning April 1, 2021 through April 1, 2025.

(14) The stock options vested in four equal annual installments beginning April 1, 2022 through April 1, 2026.

(15) 100% of the stock options vested on April 1, 2026, subject to continued service to Veeva.

(16) The stock options vest over four years, with 25% of the shares vesting on April 1, 2024, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(17) The stock options vest over four years, with 25% of the shares vesting on April 1, 2025, and 25% of the total shares vesting equally on a yearly basis thereafter, subject to continued service to Veeva.

(18) 100% of the RSUs vested on April 1, 2026.

(19) The stock options vested in four equal annual installments beginning October 1, 2020 through October 1, 2024.

(20) 100% of the stock options vest on October 1, 2027, subject to continued service to Veeva.

(21) 100% of the RSUs vest on October 1, 2027, subject to continued service to Veeva.

(22) The stock options vested in four equal annual installments beginning April 1, 2020 through April 1, 2024.

(23) The stock options vested in four equal annual installments beginning April 1, 2021 through April 1, 2025.

Proxy Statement

Fiscal 2026 Option Exercises and Stock Vested

The following table shows the number of shares NEOs acquired upon exercise of options and vesting of RSUs during fiscal 2026.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (2)
Peter P. Gassner	—	—	—	—
Brian Van Wagener	—	—	3,438	884,407
Josh Faddis	14,595	1,492,655	—	—
	—	—	4,797	1,235,077
Thomas D. Schwenger	—	—	8,037	2,067,992
E. Nitsa Zuppas	6,000	1,026,754	—	—
	—	—	5,818	1,499,226

(1) The value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price.

(2) The value realized on vesting is calculated by multiplying the number of RSUs vesting by the fair market value of a share of our common stock on the vesting date.

Fiscal 2026 Potential Payments Upon Termination or Change in Control

We have entered into offer letters with each of our NEOs, none of which provides a right to receive severance in the event of a termination of their employment. In addition, none of our NEOs is currently eligible for any change-in-control-related benefits.

CEO Pay Ratio

For fiscal 2026, the annual total compensation for Mr. Gassner and our median employee was $470,833 and $140,473, respectively. Accordingly, the resulting ratio of the two amounts is approximately 3.4:1. We believe our compensation philosophy and process yield an equitable result for all of our employees.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described below. Neither the Compensation Committee nor our management uses our pay ratio to make compensation decisions. Because the SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. Moreover, our median employee may differ every year due to fluctuations in currency exchange rates, changes in our employee demographics, and shifts in our hiring practices across different geographies.

For purposes of identifying our "median employee," we used our worldwide employee population as of November 1, 2025, which consisted of 7,839 part-time and full-time employees, of which 4,194 employees were employed in the United States and 3,645 employees were employed outside of the United States. To identify the median employee, we used the following methodology and consistently applied material assumptions, adjustments, and estimates:

- We calculated the annual total compensation of our employee population, excluding Mr. Gassner, as the sum of (1) annual base salary for permanent salaried employees or hourly rate multiplied by expected annual work schedule for hourly employees as of November 1, 2025; (2) variable compensation during the 12 months ended October 31, 2025, if applicable; (3) grant date fair value of equity awards granted during the 12 months ended October 31, 2025; and (4) Veeva's matching contributions to each employee's 401(k) tax-deferred savings plan or registered retirement savings plan account.

- We used the exchange rate based on a 12-month average as of November 1, 2025 to convert each non-U.S. employee's cash compensation to U.S. dollars.

- We did not make any cost-of-living adjustments in identifying the median employee nor did we use the *de minimis* exemption allowed by SEC rules to exclude any of our employee population.

We calculated the annual total compensation for fiscal 2026 for such employee using the same methodology we used for our NEOs as set forth in the Summary Compensation Table above.

Proxy Statement

Our Pay

Pay Versus Performance

Pay Versus Performance Table

The following table sets forth the pay versus performance disclosures required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, for each of the last five completed fiscal years. Because of the emphasis our executive compensation program places on equity compensation, as discussed in "Compensation Discussion and Analysis," there may be large increases or decreases in the calculation of "compensation actually paid" to our CEO and NEOs on a year-to-year basis due to fluctuations in our stock price. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K and does not necessarily reflect value actually paid to, or earned or realized by, our CEO or NEOs. All values are presented in thousands, except for total shareholder return ("TSR") data.

Fiscal Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	Average Summary Compensation Table Total for Non-PEO named executive officers ($) (3)	Average Compensation Actually Paid to Non-PEO named executive officers ($) (2)	Value of Initial Fixed $100 Investment Based on: (4)		Net Income ($)(6)
					Company Total Shareholder Return	Peer Group Total Shareholder Return (5)	
2026	471	(88,092)	3,763	1,353	73.77	125.07	908,906
2025	172,436	284,206	2,736	2,780	84.38	147.25	714,138
2024	421	31,848	3,843	6,118	75.03	135.58	525,705
2023	392	(93,746)	7,481	4,738	61.70	89.84	487,706
2022	350	(57,913)	2,768	1,330	85.57	110.90	427,390

(1) Our principal executive officer (PEO) for all covered fiscal years was our CEO, Mr. Gassner, and we have referred to him as our CEO throughout this disclosure.

(2) We have made adjustments to the Summary Compensation Table ("SCT") totals—as prescribed by Item 402(v) of Regulation S-K—to calculate the amounts disclosed above as "compensation actually paid." The adjustments for fiscal 2026 are disclosed in the table following footnote (6) below under the caption, "Footnote (2) continued: Adjustments to Determine Compensation Actually Paid."

(3) Our non-CEO NEOs for the fiscal year ended January 31, 2022 ("fiscal 2022") were Messrs. Brent Bowman (our former CFO), Frederic Lequient (our former SVP, Global Customer Services), Alan Mateo (our former EVP, Global Sales), and Schwenger. Our non-CEO NEOs for the fiscal year ended January 31, 2023 ("fiscal 2023") were Ms. Zuppas and Messrs. Bowman, Faddis, and Schwenger. Our non-CEO NEOs for the fiscal year ended January 31, 2024 ("fiscal 2024") were Ms. Zuppas and Messrs. Bowman, Mateo, and Schwenger. Our non-CEO NEOs for the fiscal year ended January 31, 2025 ("fiscal 2025") were Ms. Zuppas and Messrs. Bowman, Cabral (our interim CFO), Van Wagener, Faddis, and Schwenger. Our non-CEO NEOs for fiscal 2026 were Ms. Zuppas and Messrs. Van Wagener, Faddis, and Schwenger.

(4) Assumes $100 invested on January 31, 2021 in stock or index, including reinvestment of dividends.

(5) Our peer group is comprised of the S&P 1500 Application Software Index, as disclosed in our Annual Report on Form 10-K pursuant to §229.201(e)(1)(ii) of Regulation S-K.

(6) While our executive compensation program rewards individual and company performance via short-term and long-term equity incentive programs, we do not currently link the compensation actually paid to our NEOs to any company financial performance measure other than our stock price. We believe that both our annual stock bonus in the form of RSU awards and our annual long-term equity incentives in the form of stock options effectively emphasize an ownership culture and reward our executives for performance and value creation. Hence, we have not included an additional column for a Company-Selected Measure (as defined under §229.201(v)(2)(vi) of Regulation S-K) in this table because guidance issued under the pay versus performance rules states that stock price cannot be a "Company-Selected Measure" unless it is a performance metric in an incentive plan. See "Compensation Discussion and Analysis" for information about our compensation philosophy.

Footnote (2) Continued: Adjustments to Determine Compensation Actually Paid

The following table discloses adjustments to the SCT total to calculate the amount disclosed above as "compensation actually paid" for fiscal 2026. The assumptions used for determining the fair values shown in the table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards.

Compensation Actually Paid - Fiscal 2026		
Adjustment Components	CEO ($)	Average of Non-CEO NEOs ($)
SCT total for fiscal 2026	470,833	3,763,198
Deduction for fair value of all equity awards reported in the SCT for fiscal 2026	—	(3,292,365)
Increase for year-end fair value of all equity awards granted during fiscal 2026 that were unvested and outstanding as of the end of fiscal 2026	—	2,022,990
Increase for fair value as of the vesting date of all equity awards granted during fiscal 2026 that also vested during fiscal 2026	—	1,126,740
Increase or deduction, as applicable, for the change in fair value as of the end of fiscal 2026 (from the end of fiscal 2025) of all equity awards granted in prior fiscal years that were unvested and outstanding as of the end of fiscal 2026	(88,563,000)	(2,161,646)
Increase or deduction, as applicable, for the change in fair value as of the vesting date (from the end of fiscal 2025) of all equity awards granted in prior fiscal years that vested during fiscal 2026	—	(105,545)
Deduction for the fair value as of the end of fiscal 2025 of all equity awards granted in prior fiscal years that were either forfeited or cancelled during fiscal 2026	—	—
Compensation actually paid for fiscal 2026	(88,092,167)	1,353,372

Tabular List of Performance Measures*

Stock Price

*   The list only includes one financial performance measure, stock price, because that is the only financial performance measure linked to the compensation actually paid to our NEOs.

Proxy Statement

Our Pay

Description of Relationship Between the Executive Compensation Actually Paid to Our NEOs and the Financial Performance Measures Included in Our Pay Versus Performance Table

The following graphs illustrate the relationship between the executive compensation actually paid to our CEO and the average of the executive compensation actually paid to our other NEOs, and our cumulative TSR and net income for the last five completed fiscal years. The stock price performance and financial results on the graphs are not necessarily indicative of future stock price performance or financial results.






The relationship shown in the above graphs between the executive compensation actually paid to our CEO and both our cumulative TSR and our net income in fiscal 2025 is not representative of that relationship in other fiscal years. The compensation actually paid to Mr. Gassner in fiscal 2025 was calculated in accordance with Item 402(v) of Regulation S-K and includes the entire year-end fair value of the 2024 CEO Options, even though our Board intends that the 2024 CEO Options will be Mr. Gassner's only equity-based compensation until at least 2030 (see the discussion in "Compensation Discussion and Analysis—Principal Elements of Compensation—Equity Awards—CEO Equity Compensation" for additional details about this option grant). Since equity grants have not been made to Mr. Gassner on an annual basis, for all fiscal years during which no equity grants are awarded to him, we expect the compensation actually paid to our CEO, as reported under SEC rules, to only include (i) his annual base salary during the covered fiscal year, (ii) the change in fair value between the end of the previous fiscal year and either the end of the covered fiscal year or vesting date, as applicable, of equity awards granted in prior fiscal years, and (iii) any deductions for the fair value of equity awards granted in prior fiscal years that are either forfeited or cancelled during the covered fiscal year. For example, in fiscal 2024 and fiscal 2026, as reflected in the Pay Versus Performance table, Mr. Gassner's compensation actually paid was $31,848,000 and $(88,092,000) (negative), respectively.

As noted above, none of the compensation actually paid amounts disclosed in this proxy are indicative of the true amounts paid to, or earned or realized by, Mr. Gassner from the 2024 CEO Options–or any of our other NEOs from their respective equity grants–during the applicable fiscal year. Additionally, unlike full-value equity awards (such as restricted stock units), which are more common for executive officer grants at other public companies, Mr. Gassner will receive no financial benefit from the 2024 CEO Options unless our stock price is above the exercise price of $236.90 per share at the time of exercise.

Description of Relationship Between Our Cumulative TSR and Our Peer Group Cumulative TSR

The following chart compares the cumulative TSR on our common stock for the last five completed fiscal years to that of our peer group in the S&P 1500 Application Software Index over the same period. The chart assumes $100 was invested at the close of market on January 31, 2021 in our common stock and the S&P 1500 Application Software Index and assumes the reinvestment of any dividends. The stock price performance on the chart is not necessarily indicative of future stock price performance.



Proxy Statement

Equity Compensation Plan Information

The following table provides information as of January 31, 2026 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, RSUs, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity compensation plans approved by shareholders	16,024,932	$181.99	56,177,560
Equity compensation plans not approved by shareholders	—	—	—
Total	16,024,932		56,177,560

(1) The weighted average exercise price does not take into account outstanding RSUs.

(2) Included in this amount are 4,897,856 shares available for future issuance under the 2013 Employee Stock Purchase Plan ("ESPP").

(3) On the first business day of each fiscal year during the term of our 2013 Equity Incentive Plan, as amended and restated, the number of authorized shares of common stock under our 2013 Equity Incentive Plan automatically increases by a number of shares of our common stock equal to the least of (i) 5% of the total number of shares of common stock issued and outstanding on the last business day of the prior fiscal year, (ii) 13,750,000 shares of common stock, or (iii) a number of shares of common stock determined by our Board. On the first business day of each fiscal year during the term of our ESPP, the number of authorized shares of common stock under our ESPP automatically increases by a number of shares of common stock equal to the least of (i) 1% of the total number of shares of common stock issued and outstanding on the last business day of the prior fiscal year, (ii) 2,200,000 shares of common stock, or (iii) a number of shares of common stock determined by our Board.

OUR SHAREHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2026 for:

- each of our named executive officers;

- each of our directors;

- all of our executive officers and directors as a group; and

- each shareholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 163,103,555 shares of common stock outstanding at March 31, 2026. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options and RSUs held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 31, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% Common Stock Outstanding	% Total Voting Power
Named Executive Officers and Directors:			
Timothy S. Cabral (1)	6,287	*	*
Mark Carges (2)	12,682	*	*
Josh Faddis (3)	71,176	*	*
Peter P. Gassner (4)	15,637,968	9.4%	9.4%
Mary Lynne Hedley (5)	6,890	*	*
Priscilla Hung (6)	4,753	*	*
Tina Hunt (7)	4,202	*	*
Marshall Mohr (8)	5,687	*	*
Gordon Ritter (9)	1,167,873	*	*
Thomas Schwenger (10)	201,998	*	*
Paul Sekhri (11)	14,938	*	*
Brian Van Wagener (12)	13,012	*	*
Matthew J. Wallach (13)	356,682	*	*
E. Nitsa Zuppas (14)	145,814	*	*
All Executive Officers and Directors as a Group (14 persons) (15)	17,649,962	10.6%	10.6%
5% Shareholders:			
BlackRock, Inc. (16)	9,274,814	5.7%	5.0%

*   Less than 1%.

(1)   Includes (i) 787 shares of common stock held by Mr. Cabral and (ii) 5,500 shares of common stock held by The Cabral Family Trust dated April 17, 2001.

(2)   Includes 12,682 shares of common stock held by The Mark Carges Revocable Trust dated January 30, 2019.

(3)   Includes (i) 3,609 shares of common stock held by Mr. Faddis, (ii) 58,841 shares of common stock issuable to Mr. Faddis pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 8,726 shares of common stock issuable to Mr. Faddis pursuant to RSUs vesting within 60 days of March 31, 2026.

(4)   Includes (i) 82,000 shares of common stock held by family members of Mr. Gassner, (ii) 3,368,635 shares of common stock issuable to Mr. Gassner pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 12,187,333 shares of common stock held by Mr. Gassner.

(5)   Includes 6,890 shares of common stock held by Dr. Hedley.

(6)   Includes 4,753 shares of common stock held by Ms. Hung.

(7)   Includes 4,202 shares of common stock held by Dr. Hunt.

(8)   Includes 5,687 shares of common stock held by Mr. Mohr.

(9)   Includes (i) 297 shares of common stock held by Mr. Ritter, (ii) 575,576 shares of common stock held by the Ritter-Metzler Revocable Trust dated November 6, 2000 ("Ritter-Metzler Trust"), (iii) 92,000 shares of common stock held by GABACOR Holdings LLC ("GABACOR"), and (iv) 500,000 shares of common stock held by Emergence Capital Partners II, L.P. ("ECP II"). The sole general partner of ECP II is Emergence Equity Partners II, L.P. ("EEP II"), and the sole general partner of EEP II is Emergence GP Partners, LLC ("EGP", and together with ECP II and EEP II, the "Emergence Entities"). Mr. Ritter, a member of our Board, is a trustee and beneficiary of the Ritter-Metzler Trust, a controlling person of GABACOR, a partner of EEP II, and a member of EGP, and may therefore be deemed to share voting and dispositive power of shares held by the Ritter-Metzler Trust, GABACOR, and the Emergence Entities. Mr. Ritter disclaims beneficial ownership of the securities held by the Ritter-Metzler Trust, GABACOR, and the Emergence Entities, except to the extent, if any, of his pecuniary interest therein.

(10)   Includes (i) 22,204 shares of common stock held by Mr. Schwenger, (ii) 177,751 shares of common stock issuable to Mr. Schwenger pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 2,043 shares of common stock issuable to Mr. Schwenger pursuant to RSUs vesting within 60 days of March 31, 2026.

(11)   Includes 14,938 shares of common stock held by Mr. Sekhri.

(12)   Includes (i) 7,881 shares of common stock held by Mr. Van Wagener and (ii) 4,259 shares of common stock issuable to Mr. Van Wagener pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 872 shares of common stock issuable to Mr. Van Wagener pursuant to RSUs vesting within 60 days of March 31, 2026.

(13)   Includes (i) 106,680 shares of common stock held by Mr. Wallach, (ii) 100,000 shares of common stock held by the Matt Wallach 2012 Irrevocable Trust dated October 15, 2012, (iii) 100,002 shares of common stock held by the Matt Wallach 2013 Irrevocable Trust dated August 13, 2013, and (iv) 50,000 shares of common stock held by the Matt Wallach 2012 Non-Grantor Trust dated October 15, 2012.

(14)   Includes (i) 26,242 shares of common stock held by Ms. Zuppas, (ii) 110,574 shares of common stock issuable to Ms. Zuppas pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 8,998 shares of common stock issuable to Ms. Zuppas pursuant to RSUs vesting within 60 days of March 31, 2026.

(15)   Includes the following amounts held by all our executive officers and directors, as a group: (i) 13,909,263 shares of common stock, (ii) 3,720,060 shares of common stock issuable pursuant to options exercisable within 60 days of March 31, 2026, and (iii) 20,639 shares of common stock issuable pursuant to RSUs vesting within 60 days of March 31, 2026.

(16)   Based solely on information reported on a Schedule 13G filed with the SEC on February 8, 2024, BlackRock, Inc. has sole voting power over 8,138,234 shares of common stock and sole dispositive power over 9,274,814 shares of common stock. Several subsidiaries were included in the report. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

OUR MEETING

Frequently Asked Questions and Answers

Annual Meeting

Q: What is a proxy and why am I receiving these proxy materials?

A: A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board is providing these proxy materials to you in connection with the solicitation of proxies for use at the virtual Annual Meeting to be held on Wednesday, June 17, 2026 at 9:00 a.m. Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described in this Proxy Statement. The Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement, and accompanying form of proxy card are being made available to you on or about May 4, 2026.

Q: What is included in the proxy materials?

A: The proxy materials include:

- This Proxy Statement for the Annual Meeting;

- Our 2026 Annual Report, which consists of our Annual Report on Form 10-K for the fiscal year ended January 31, 2026; and

- The Notice or proxy card.

Q: How can I get electronic access to the proxy materials?

A: The proxy materials are available at www.proxyvote.com and on our website at ir.veeva.com. You can find directions on how to instruct us to send future proxy materials to you in the proxy materials. Choosing to receive future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to the proxy materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

Q: What information is contained in this Proxy Statement?

A: The information in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our directors and named executive officers, corporate governance, and certain other required information.

Q: Where is the Annual Meeting and what do I need to attend?

A: This year, the Annual Meeting will be held virtually at www.virtualshareholdermeeting.com/VEEV2026. To attend the virtual Annual Meeting, you will need the control number included on the Notice or your proxy card.

Q: Why will the Annual Meeting be held virtually?

A: Our virtual Annual Meeting is generally designed to enable participation of and access by more of our shareholders. Shareholders attending the virtual Annual Meeting will be afforded the same rights and opportunities to participate as they would have had at an in-person meeting.

Our Meeting

Q: How can I review the list of shareholders eligible to vote?

A: Our list of shareholders as of the Record Date will be available for inspection for the 10 days prior to the Annual Meeting. If you want to inspect the shareholder list, email our Investor Relations department at ir@veeva.com to make arrangements.

Q: What if I have technical difficulties trying to access the virtual Annual Meeting?

A: If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page at www.virtualshareholdermeeting.com/VEEV2026. We encourage you to check in at 8:45 a.m. Pacific Time on June 17, 2026, the day of the Annual Meeting, to allow ample time for check-in procedures and so you may address any technical difficulties before the Annual Meeting live webcast begins.

Stock Ownership

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: *Shareholders of record* — If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered, with respect to those shares, the "shareholder of record," and the Notice was provided to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote electronically at the virtual Annual Meeting.

Beneficial owners — Many Veeva shareholders hold their shares through a broker, trustee, or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." The Notice was forwarded to you by your broker, trustee, or nominee, who is considered, with respect to those shares, the shareholder of record.

As the beneficial owner, you have the right to direct your broker, trustee, or nominee on how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. Shares for which you are the beneficial owner but not the shareholder of record also may be voted electronically during the Annual Meeting.

Quorum and Voting

Q: How many shares must be present to conduct business at the Annual Meeting?

A: A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our Bylaws and Delaware state law. The presence, in person or by proxy, of a majority of the aggregate voting power of the issued and outstanding shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. A proxy submitted by a shareholder may indicate that the shares represented by the proxy are not being voted with respect to a particular matter.

Under the General Corporation Law of the State of Delaware, abstentions and "broker non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner.

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of our common stock at the close of business on the Record Date are entitled to receive notice of and to vote their shares at the Annual Meeting. As of the Record Date, we had 163,198,698 shares of common stock outstanding.

Q: How many votes do I have?

A: In deciding all matters at the Annual Meeting, each holder of common stock of Veeva will be entitled to one vote for each share of common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors.

Q: How can I vote my shares?

A: If you are a shareholder of record, you may cast your vote in one of the following ways:

- *Electronically at the Annual Meeting* — You may vote directly at the virtual Annual Meeting by navigating to www.virtualshareholdermeeting.com/VEEV2026 and entering in your control number. **Even if you plan to attend the virtual Annual Meeting, we recommend that you follow the voting directions described below, so that your vote will be counted if you later decide not to attend the meeting.**

- *Via the Internet Before the Annual Meeting* — You may vote by proxy by going to www.proxyvote.com until 11:59 p.m. Eastern Time on Tuesday, June 16, 2026.

- *By Telephone Before the Annual Meeting* — You may vote by proxy by telephone until 11:59 p.m. Eastern Time on Tuesday, June 16, 2026 by calling 1-800-690-6903.

- *By Mail Before the Annual Meeting* — If you receive a proxy card, you may vote by filling out the proxy card and mailing it in the envelope provided.

If you are a **beneficial owner** holding shares through a bank, broker, or other nominee, please refer to your Notice or other information forwarded by your bank or broker to see which voting options are available to you.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, shareholders will be asked to vote:

(1) To elect the directors listed in Proposal One to serve as directors until the annual meeting to be held in 2027 or until their successors are duly elected and qualified;

(2) To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027; and

(3) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Q: What is the voting requirement to approve each of the proposals?

A: *Proposal One* — The election of a director requires a majority of the votes duly cast. If the votes cast "FOR" a director nominee exceed the votes cast "AGAINST" a director nominee, that nominee will be elected as a director of Veeva to serve until the next annual meeting or until his or her successor has been duly elected and qualified. Separately for each nominee, you may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Proxy Statement

Our Meeting

Proposal Two — The vote to ratify the appointment of KMPG LLP as our independent registered public accounting firm requires a majority of the votes duly cast. If the votes cast "FOR" the proposal exceed the votes cast "AGAINST" the proposal, the proposal will pass. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Q: How does the Board recommend that I vote?

A: Our Board unanimously recommends that you vote your shares:

- "FOR" each nominee for election as director listed in Proposal One; and

- "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2027.

Q: What happens if I do not give specific voting instructions?

A: *Shareholders of record* — If you are a shareholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board; or

- Sign and return a proxy card without giving specific voting instructions, then the persons named as proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial owners — If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then, under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Q: How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

A: Brokerage firms and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of KPMG LLP. Your broker will not have discretion absent direction from you to vote on the election of directors, a "non-routine" matter.

Please note that brokers may not vote your shares on non-routine matters in the absence of your specific instructions as to how to vote, so we encourage you to provide instructions to your broker regarding the voting of your shares.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy card and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee, or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a shareholder of record, you may change your vote by (1) filing with our Corporate Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting electronically (although attendance at the Annual Meeting will not by itself revoke a proxy). A shareholder of record that has voted on the Internet or by telephone may also change his or her vote by later making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee, or other nominee or (2) by attending the Annual Meeting and voting electronically (although attendance at the Annual Meeting will not by itself revoke a proxy).

Any written notice of revocation or subsequent proxy card must be received by our Corporate Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to our Corporate Secretary or should be sent so as to be delivered to our principal executive offices, Attention: Corporate Secretary.

Q: How are proxies solicited and who will bear the cost of soliciting votes for the Annual Meeting?

A: The Board is soliciting proxies for use at the Annual Meeting. We will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. We may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers, and employees of Veeva may also solicit proxies in person or by other means of communication. Such directors, officers, and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees, and other institutional owners. Our costs for such services, if retained, will not be significant. If you choose to access the proxy materials and/or vote through the Internet, you are responsible for any Internet access charges you may incur.

Q: Is my vote confidential?

A: Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Veeva or to third parties, except as necessary to meet applicable legal requirements to allow for the tabulation of votes and certification of the vote or to facilitate a successful proxy solicitation.

Q: Who will serve as inspector of elections?

A: The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and will publish final results in a Current Report on Form 8-K within four business days of the Annual Meeting.

Proxy Statement

Our Meeting

Information about the Proxy Materials

Q: Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

A: In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our 2026 Annual Report, primarily via the Internet. Beginning on or about May 4, 2026, we mailed to our shareholders a "Notice of Internet Availability of Proxy Materials" that contains notice of the Annual Meeting and instructions on how to access our proxy materials on the Internet, how to vote at the meeting, and how to request printed copies of the proxy materials and 2026 Annual Report. Shareholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained at www.proxyvote.com. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the cost and environmental impact of our annual meetings.

Q: What does it mean if multiple members of my household are shareholders but we only received one Notice or full set of proxy materials in the mail?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple shareholders who share the same address unless we received contrary instructions from one or more of the shareholders. This procedure reduces our printing costs, mailing costs, and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any shareholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, shareholders should send their requests to our principal executive offices, Attention: Corporate Secretary. Shareholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

Q: What is the mailing address for Veeva's principal executive offices?

A: Our principal executive offices are located at 4280 Hacienda Drive, Pleasanton, California 94588. The telephone number at that location is (925) 452-6500.

Our Meeting

Additional Information

Shareholder Proposals for Our 2027 Annual Meeting

You may submit proposals, including director nominations, for consideration at future shareholder meetings.

Requirements for shareholder proposals to be considered for inclusion in our proxy materials — Shareholders may present proper proposals for inclusion in our proxy statement and for consideration at our next annual meeting of shareholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. In order to be included in the proxy statement for the 2027 annual meeting of shareholders, shareholder proposals must be received by our Corporate Secretary no later than January 4, 2027 and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Requirements for shareholder proposals to be brought before an annual meeting — In addition, our Bylaws establish an advance notice procedure for shareholders who wish to present certain matters before an annual meeting of shareholders. In general, nominations for the election of directors may be made by our Board or any committee thereof or any shareholder who is a shareholder of record on the date of the giving of such notice and on the record date for the determination of shareholders entitled to vote at such meeting who is entitled to vote at such meeting and who has delivered written notice to our Corporate Secretary no later than the Notice Deadline (as defined below), which notice must contain specified information concerning the proposal and concerning the shareholder proposing such proposal. In addition, the notice must contain the information required by, and otherwise comply with, Rule 14a-19(b) of the Exchange Act, if applicable.

Our Bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of our Board, (2) otherwise properly brought before the meeting by or at the direction of our Board (or any committee thereto), or (3) properly brought before the meeting by a shareholder who has delivered written notice to our Corporate Secretary no later than the Notice Deadline (as defined below).

The "Notice Deadline" is defined as that date which is not less than 90 days nor more than 120 days prior to the one-year anniversary of the previous year's annual meeting of shareholders. As a result, the Notice Deadline for the 2027 annual meeting of shareholders is between February 17, 2027 and March 19, 2027.

If a shareholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

Recommendation of director candidates — You may recommend candidates to our Board for consideration by our Nominating and Governance Committee by following the procedures set forth in "How We Are Selected, Elected, and Evaluated—Shareholder Recommendations for Nominations to the Board."

Proxy access — In addition to the procedures above, we have adopted "proxy access," whereby a shareholder (or a group of up to 20 shareholders) who has held at least 3% of the voting power of our capital stock for three years or more may nominate candidates for up to the greater of (i) two or (ii) 20% of the available director seats and have those nominees included in our proxy materials, provided that the shareholder and nominees satisfy the requirements specified in our Bylaws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in our proxy statement for the 2027 annual meeting of shareholders must satisfy the requirements specified in our Bylaws and must provide notice to our Corporate Secretary, which must be received no earlier than February 17, 2027 and no later than March 19, 2027. The notice of proxy access must include information specified in our Bylaws, including information concerning the nominee and information about the shareholder's ownership of and agreements related to our stock.

Our Meeting

Information Requests

Any written requests for additional information, a copy of our Bylaws, copies of the proxy materials and 2026 Annual Report, notices of shareholder proposals, recommendations for candidates to our Board, communications to our Board or any other communications should be sent to 4280 Hacienda Drive, Pleasanton, California 94588, Attention: Corporate Secretary.

Website

Our website address is included in this Proxy Statement for reference only and is not incorporated by reference into this Proxy Statement.

Other Matters

We know of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons named on the proxy card will have discretion to vote the shares they represent in accordance with their best judgment.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________.

Commission File Number: 001-36121

Veeva Systems Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-8235463**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4280 Hacienda Drive
Pleasanton, California, 94588
(Address of principal executive offices, including zip code)
(Registrant's telephone number, including area code) **(925) 452-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	VEEV	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter, which was July 31, 2025, based on the closing price of $284.20 for shares of the registrant's Class A common stock as reported by the New York Stock Exchange on July 31, 2025, the last trading day of the second fiscal quarter, was approximately $42.6 billion. Shares of Class A common stock held by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 17, 2026, there were 163,330,933 shares of the registrant's Class A common stock outstanding. We refer to our Class A common stock as our "common stock."

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Form 10-K to the extent stated herein. The proxy statement will be filed by the registrant with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended January 31, 2026.

TABLE OF CONTENTS

Pursuant to Part IV, Item 16, a summary of Form 10-K content follows, including hyperlinked cross-references (in the EDGAR filing). This allows users to easily locate the corresponding items in this annual report on Form 10-K where the disclosure is fully presented. The summary does not include certain Part III information that will be incorporated by reference from the Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed within 120 days after our fiscal year ended January 31, 2026.

Form 10-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 10-K contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, trends, market sizing, competitive position, industry and macroeconomic environment, potential growth opportunities, and product capabilities among other things. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as "aim," "anticipates," "believes," "could," "estimates," "expects," "goal," "intends," "may," "plans," "potential," "predicts," "projects," "seeks," "should," "strive," "will," "would," or similar expressions and the negatives of those terms.

Forward-looking statements are based on our current views and expectations and involve known and unknown risks, uncertainties and other factors—including those described in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report—that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Any forward-looking statements in this report are made only as of the date of this report. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

As used in this report, the terms "Veeva," "Registrant," "the Company," "we," "us," and "our" mean Veeva Systems Inc. and its subsidiaries unless the context indicates otherwise.

PART I.

ITEM 1.   BUSINESS.

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development ("R&D") through commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations. Our goal is to become the most strategic software, data, and business consulting partner to the life sciences industry, supporting the industry's most critical drug development, quality and manufacturing, and commercialization functions.

Customer success is one of our core values, and our focus on it has allowed us to deepen and expand our strategic relationships with customers over time. Because of our industry focus, we have a unique, in-depth perspective into the needs and best practices of life sciences companies and clinical research sites. This allows us to develop targeted solutions, quickly adapt to regulatory changes, and incorporate highly relevant enhancements into our existing solutions at a rapid pace.

We are a Delaware public benefit corporation ("PBC"). A PBC is a for-profit company operating under subchapter XV of the General Corporation Law of the State of Delaware (i) that has adopted a public benefit purpose intended to provide benefits beyond just stockholder financial returns, and (ii) whose directors have a fiduciary duty to balance the financial interests of stockholders, the best interests of other stakeholders materially affected by the company's conduct (which we believe includes customers, employees, partners, and the communities in which we operate), and the pursuit of the company's public benefit purpose. Our public benefit purpose, as reflected in our certificate of incorporation, is "to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate." We believe that operating as a PBC reflects our core values—**do the right thing, customer success, employee success, and speed**—and helps us maintain alignment with the principal industry we serve, life sciences, and its broad goal to improve health and extend lives.

Our Industry Cloud Solutions for Life Sciences

Our industry cloud solutions for the life sciences industry are grouped into four major product categories—Veeva Development Cloud, Veeva Quality Cloud, Veeva Commercial Cloud, and Veeva Data Cloud—and are designed to address pharmaceutical, biotechnology, and medical devices and diagnostics (MedTech) companies' most pressing strategic needs in their commercial, R&D, and quality operations.

For financial reporting purposes, "Commercial Solutions" revenues refer to revenues associated with our Veeva Commercial Cloud and Veeva Data Cloud solutions, and "R&D and Quality Solutions" revenues refer to revenues associated with our Veeva Development Cloud and Veeva Quality Cloud solutions.

Veeva AI adds agentic artificial intelligence ("AI") to our proprietary *Veeva Vault* platform and deep, industry-specific agents for Veeva applications. *Veeva AI Agents* work seamlessly within Veeva applications and have direct, secure access to data, documents, and workflows.

Veeva Systems Inc. | Form 10-K   **1**

Veeva Development Cloud includes application suites for the clinical, regulatory, and safety functions of life sciences companies, all built on our Veeva Vault platform. Veeva Vault's unique ability to handle content and data allows us to build content and data-centric applications to help customers streamline end-to-end business processes and eliminate manual processes and siloed systems. Veeva Vault can be deployed one application at a time or as an integrated solution with multiple applications that enable customers to unify and manage important documents and related data in a single global system:

- ***Veeva Clinical Platform*** advances clinical trial execution by providing a complete and connected technology ecosystem. Our clinical platform is designed to enable seamless execution and flow of data between clinical trial stakeholders—including patients, research sites, contract research organizations (''CROs''), and trial sponsors—for faster, more efficient trials that achieve higher data accuracy and increased patient diversity. Our suite of applications for clinical research sites and patient engagement facilitates clinical trial participation for patients and streamlines study execution for research sites and trial sponsors. These offerings include applications that enable sites to manage study documents electronically and securely capture and exchange information with sponsors and CROs.

- ***Veeva Clinical Data Management*** helps sponsors and CROs design and run trials with tools to speed the build process and eliminate manual steps. This includes ***Veeva EDC*** for electronic data capture; ***Veeva CDB*** for aggregating, cleaning, and transforming clinical data; and solutions for electronic processing of consents and assessments of clinical trial participants. ***Veeva Clinical Operations Suite*** offers applications such as ***Veeva eTMF***, an electronic trial master file application, ***Veeva CTMS*** for clinical trial management, solutions for randomization and trial supply management (RTSM), and solutions for automating the flow of clinical trial information between sponsors, CROs, and clinical research sites for better collaboration and faster clinical trials.

- ***Veeva Safety*** is a suite of applications that unifies systems and processes to enable proactive patient safety. These offerings include applications that manage drug safety content, reporting and analytics, signal detection, as well as the intake, processing, and submission of adverse event data.

- ***Veeva RIM*** is a suite of applications that provides fully integrated regulatory information management capabilities on a single cloud platform. These offerings include applications that enable life sciences companies to manage, track, and report product and registration information and to facilitate content planning, authoring, publishing, and archiving of regulatory submissions to healthcare authorities.

Veeva Quality Cloud unifies quality applications, processes, and partners across content management, training, quality assurance, and quality control lab solutions on the Veeva Vault platform. These applications help our customers in the life sciences and consumer products industries to develop and manufacture products more efficiently. Veeva Quality Cloud includes ***Veeva QMS*** to manage integrated quality processes and ***Veeva Quality Docs*** to manage regulated quality content throughout its lifecycle, as well as lab solutions, which enable quality control to optimize batch release testing, stability study management, and environmental monitoring, and training solutions, which increase quality training efficiency and compliance.

Veeva Commercial Cloud is a product category comprised of software and analytics solutions built specifically for life sciences companies to more efficiently and effectively commercialize their products. Veeva Commercial Cloud includes solutions for the sales, marketing, and medical affairs functions of a life sciences company:

- ***Veeva Vault CRM Suite*** is our next generation CRM solution built on our proprietary Veeva Vault platform. ***Vault CRM*** brings together sales, marketing, medical, and service teams at pharmaceutical and biotechnology companies in a single Vault database, with shared data and content, to manage, track, and optimize engagement with healthcare professionals. Vault CRM includes the full functionality of our legacy product, ***Veeva CRM***, with additional applications such as ***Campaign Manager*** for coordination across engagement channels, ***Patient CRM*** for patient services, and integrated AI Agents that enhance field productivity and data quality by providing data-driven pre-call insights, enabling voice-activated data entry and follow-up actions, and identifying potential issues in call notes to ensure accuracy and compliance. Veeva CRM and some of its related applications are built on a platform provided by Salesforce, Inc. and will be supported until December 31, 2029. Both Vault CRM and Veeva CRM include multichannel CRM applications that can enhance and extend our core CRM and Medical CRM products, providing customers with an end-to-end solution across all key channels, including face-to-face, email, and virtual engagement, live and virtual enterprise events, and field collaboration.

- *Veeva Medical* provides a single, validated source of medical content across multiple channels and geographies with capabilities for medical affairs teams to centralize medical inquiries and content.

- *Veeva PromoMats* is an end-to-end content and digital asset management (''DAM'') solution through which life sciences companies can collaborate, review, distribute, and update commercial content and manage assets. PromoMats also includes integrated AI Agents that assist with document review.

- *Veeva Crossix* provides biopharmaceutical brands best-in-class marketing analytics platform and audience targeting solutions to drive greater marketing effectiveness.

Veeva Data Cloud is a modern data platform comprised of connected reference data, deep data, and transaction data. The platform is designed to bring greater efficiency and precision across clinical and commercial operations of a life sciences company:

- *Veeva OpenData* is customer reference data. This includes demographic information, license information and status, specialty information, affiliations, and other key data about healthcare professionals and organizations that is crucial to customer engagement and compliance.

- *Veeva Link* applications are built on a modern data platform that combines intelligent software automation with human curation to provide deep data across a growing number of areas, including key people, key accounts, publications, conferences, medical insights, and digital engagement.

- *Veeva Compass* is a suite of de-identified U.S. longitudinal patient, projected prescriber, and national data designed for a wide range of commercial use cases, including business planning, patient finding, patient journey analytics, segmentation and targeting, forecasting, and incentive compensation.

- *Veeva HCP Access* is a data subscription that provides access and multichannel engagement metrics about healthcare professionals that are used by our life sciences customers for segmentation, targeting, and engagement planning.

Professional Services and Support

We offer professional services to help customers maximize the value of our solutions. Our service teams possess industry expertise, project management capabilities, and deep technical acumen that we believe our customers highly value. Our professional services teams work with our systems integrator partners to deliver projects. We offer the following professional services:

- implementation and deployment planning and project management;

- requirements analysis, solution design and configuration;

- ongoing managed services, such as outsourced systems administration;

- systems environment management and deployment services;

- services focused on advancing or transforming business and operating processes related to Veeva solutions;

- technical consulting services related to data migration and systems integrations; and

- training on our solutions.

We organize our professional services teams by specific expertise so that they can provide advice and support for best industry practices in the research and development and commercial departments of our customers.

Veeva Services Partners include global systems integrators and market specialty firms that help customers maximize the value of Veeva solutions. Partner services include program management, support, training, customization, and integration.

Veeva Business Consulting

We offer Veeva Business Consulting services through dedicated teams that are distinct from our professional services and support organization. Veeva Business Consulting provides strategic consulting services and solutions that are often enabled by our unique industry-wide perspective and proprietary data. Commercial Business Consulting typically focuses on a particular customer success initiative, commercial strategy, or business process change like digital engagement, commercial content management, field optimization, and commercial insights and analytics. R&D Business Consulting enables continuous and sustainable innovation across the drug development value chain, including process efficiency, time-to-market acceleration, and optimized operating model and governance.

Our Customers

As of January 31, 2026, we served 1,552 customers. For an explanation of how we define current customers, see ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.'' We deliver solutions to companies throughout the life sciences industry, including pharmaceutical, biotechnology, and medical device companies, contract sales organizations, and contract research organizations. Our life sciences customers range from the largest global pharmaceutical and biotechnology companies such as Bayer AG, Boehringer Ingelheim GmbH, Eli Lilly and Company, Gilead Sciences, Inc., Merck Sharp & Dohme Corp., and Novartis Pharma AG, to emerging growth pharmaceutical and biotechnology companies, including Alkermes Inc., Alnylam Pharmaceuticals, Inc., bluebird bio, Inc., and Idorsia Pharmaceuticals Ltd. We also deliver solutions to companies in the consumer products industries.

Our Human Capital Resources

As of January 31, 2026, we had 7,928 employees worldwide, up by 637 from the previous year. Our employees in the United States are not represented by a labor union; however, in certain foreign locations, local workers' councils represent our employees. We have not experienced any work stoppages, and we consider our relations with our employees to be very good.

We use a combination of base salary and equity to compensate our employees. We also offer a range of benefits to our employees, including comprehensive healthcare and other wellness programs. We believe our compensation and benefits programs are competitive. We do not require any of our employees anywhere in the world to enter into non-compete agreements.

While we experience intense competition for talent, we believe we have been effective at attracting and retaining talented employees.

Research and Development

Our R&D organization is responsible for the design, development, and testing of our solutions and applications. Based on customer feedback and needs, we focus our efforts on developing new solutions, functionality, applications, and core technologies and further enhancing the usability, functionality, reliability, performance, and flexibility of existing solutions and applications.

Sales and Marketing

We sell our solutions through our direct sales organization. In large life sciences companies, the R&D and quality and commercial business functions commonly have separate technology and business decision makers. Accordingly, we market and sell our solutions to align with the distinct characteristics of those decision makers. We have distinct R&D and quality and commercial sales teams, which we further segment to focus on selling to large global life sciences companies and smaller life sciences companies. We also have product specific and industry specific sales teams for certain of our products.

Technology Infrastructure and Operations

Our products are hosted in data centers located in the United States, the European Union, Japan, South Korea, Singapore, Australia, and Brazil. Our products used only within China are hosted in data centers located in China. We utilize third parties to provide our computing infrastructure and manage the infrastructure on which our solutions operate. For our Veeva Vault applications, including Vault CRM, and certain other Veeva Commercial Cloud applications, we utilize Amazon Web Services. For Veeva CRM and certain of our multichannel CRM applications, we currently utilize the hosting infrastructure provided by Salesforce.

Our infrastructure providers employ advanced measures to ensure physical integrity and security, including redundant power and cooling systems, fire and flood prevention mechanisms, continual security coverage, biometric readers at entry points and anonymous exteriors. We also implement various disaster recovery measures such that data loss would be minimized in the event of a single data center disaster. We architect our solutions using redundant configurations to minimize service interruptions. We continually monitor our solutions for any sign of failure or pending failure, and we take preemptive action to attempt to minimize or prevent downtime.

Our technology is generally based on multitenant architectures that apply common, consistent management practices for all customers using our solutions. We enable multiple customers to share the same version of our solutions while securely partitioning their respective data. Certain of our other applications rely on technology platforms provided by third parties. For example, our commercial data science application utilizes Amazon Redshift and our digital engagement application utilizes Zoom. Moreover, our AI Agents use large language models from Anthropic and Amazon, hosted on Amazon Bedrock.

Quality and Compliance Program

Veeva maintains a quality management system certified to ISO9001 to ensure process controls conform to established industry standards for our cloud software offerings that are subject to good practice regulations for the life sciences industry. Robust audit trail tracking, compliant electronic signature capture, data encryption, and secure access controls are required for these software offerings, and they must be thoroughly tested for compliance with applicable life sciences industry regulations, which include:

Regulation	Regulation Description
21 CFR 820.75	U.S. FDA device regulation on system validation
21 CFR 211.68	U.S. FDA pharma GMP regulation on system validation
21 CFR 11	U.S. FDA requirement for maintenance of electronic records
EU Annex 11	EU Good Manufacturing Processes ("GMP") requirement for maintenance of electronic records
21 CFR 203	Drug sample tracking as required by the Prescription Drug Marketing Act
PFSB Notification, No. 0401022 (Japan)	Use of Electromagnetic Records and Electronic Signatures for Approval of, or License for, Drugs
OECD No. 17	Application of Good Laboratory Practice ("GLP") Principles to Computerised Systems
ICH E6(R3)	Good Clinical Practice ("GCP") Validation Principles

Privacy Program

Veeva maintains a data privacy program aligned to applicable laws such as the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's General Data Protection Regulation ("UK GDPR"), the California Consumer Privacy Act ("CCPA"), and the U.S. Health Insurance Portability and Accountability Act ("HIPAA"). We have a Chief Privacy Officer who collaborates with our Chief Information Security Officer and business and product leaders throughout our organization. Our program focuses on the implementation of policies, procedures, and agreements to facilitate compliance with applicable data privacy laws and regulations as well as data privacy requirements of customers and partners; the creation and maintenance of privacy documentation to demonstrate compliance with applicable data privacy laws and regulations, including legal transfer mechanisms; the processes by which we obtain personal information through lawful and transparent means; the processes by which we process personal information; the processes by which we notify customers and data subjects in a timely manner in the event of a data breach, as required by contract or law; and the training of employees and contractors engaged in the processing of personal information. For more information about our privacy practices, please visit veeva.com/privacy.

Competition

The markets for our solutions are global, rapidly evolving, highly competitive, and subject to changing regulations, advancing technology, and shifting customer needs. In new sales cycles, we generally compete with other cloud-based solutions from providers that make applications geared toward the life sciences industry. Our CRM solutions primarily compete with Salesforce, which has developed a life sciences industry-specific CRM application. IQVIA, which historically offered a competitive CRM solution, has licensed its CRM software to Salesforce.

Our Veeva Data Cloud products, as well as Veeva Crossix, compete with IQVIA Holdings, Inc., Ipsos Group S.A., Definitive Health Corp., and smaller data and data analytics providers.

No single vendor offers products that compete with all of our Veeva Development Cloud or Quality Cloud applications, but IQVIA, Dassault Systèmes, OpenText Corporation, Oracle Corporation, Honeywell International Inc., and other smaller application providers offer applications that compete with certain of our Veeva Development Cloud and Quality Cloud applications.

Our Commercial Cloud, Development Cloud, and Quality Cloud application suites also compete to replace client server-based legacy solutions offered by companies such as Oracle, Microsoft Corporation, and other smaller application providers. Our customers may also choose to use cloud-based applications or platforms that are not life sciences specific—such as Salesforce, Box, Inc., Amazon Web Services, or Microsoft—for certain of the functions our applications provide.

We sell certain of our Development Cloud and Quality Cloud applications to companies outside the life sciences industry. In this segment of our business, we compete with solutions such as those offered by OpenText, Microsoft, Honeywell, EtQ Management Consultants, LLC, Oracle, and Box, and custom-built software developed by third-party vendors or in-house by our potential customers.

Our business consulting and professional services offerings compete with a range of professional services firms.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business recognition, larger intellectual property portfolios, and agreements with a broader set of system integrators and other partners. We expect competition to intensify in the future, and we may face competition from new market entrants as well.

We believe the principal competitive factors in our market include the following:

- level of customer satisfaction;

- regulatory compliance verification and functionality;

- domain expertise with respect to life sciences;

- ease of deployment and use of solutions and applications;

- breadth and depth of solution and application functionality;

- brand awareness and reputation;

- modern and adaptive technology platform;

- capability for customization, configurability, integration, security, scalability and reliability of applications;

- total cost of ownership;

- ability to innovate and respond to customer needs rapidly;

- size of customer base and level of user adoption;

- ability to secure the rights to load and process third party proprietary data licensed by customers; and

- ability to integrate with legacy enterprise infrastructures and third-party applications.

We believe that we generally compete favorably on the basis of these factors.

Intellectual Property

We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. We have developed a process for seeking patent protection for our technology innovations. The table below provides a summary of our issued patents and pending patent applications as of January 31, 2026:

Issued U.S. patents (expiring between March 2028 and April 2048)	111
Issued international patents (expiring between December 2029 and December 2038)	11
U.S. and international pending patent applications	164

Our patents and patent applications cover technology within our Veeva Development Cloud, Veeva Commercial Cloud, Veeva Data Cloud, and Veeva Quality Cloud product families. We plan to continue expanding our patent portfolio. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements, and we control access to software, documentation, and other proprietary information. Although we rely on our intellectual property rights, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new features and functionality and frequent enhancements to our applications are essential to establishing and maintaining our technology leadership position as a provider of technology solutions to the life sciences industry.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop applications with the same functionality as our application. Policing unauthorized use of our technology and intellectual property rights is difficult, and protection of our rights through civil enforcement mechanisms may be expensive and time consuming, and may result in the impairment or loss of portions of our intellectual property.

Companies in our industry, as well as non-practicing entities, often own a number of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. For example, we are aware of a non-practicing entity alleging that we infringed its patents. We have faced and may face new allegations in the future that we have infringed the patents, trademarks, copyrights, trade secrets, and other intellectual property rights of others. We expect that we and others in our industry will continue to be subject to third-party infringement claims by competitors as the functionality of applications in different industry segments overlaps, and by non-practicing entities. Any of these third parties might make a claim of infringement against us at any time.

Corporate Information

Our website address is http://www.veeva.com. Information contained on our website is not incorporated by reference into this Form 10-K, and you should not consider information contained on our website to be part of this Form 10-K or in deciding whether to purchase shares of our common stock. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investors portion of our website at http://ir.veeva.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS.

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," together with all of the other information in this report, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Summary of Risk Factors

The below is a summary of principal risks to our business and risks associated with ownership of our stock. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this report for a more complete discussion of the risks listed below and other risks.

- If our security measures are breached or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce or stop the use of our solutions, and we may incur significant liabilities.

- We face intense competition in markets in which we operate—particularly in the CRM market as we transition customers from our legacy CRM application to our Vault CRM application—and if we do not compete effectively, we may lose customers and our business and operating results could be adversely affected.

- Defects or disruptions in our solutions could result in diminished demand for our solutions and a reduction in our revenues, and subject us to substantial liability.

- If our newer solutions are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

- Our revenues are relatively concentrated within a small number of key customers, and the loss of one or more of such key customers could cause our revenues to decline.

- Nearly all of our revenues are generated by sales to customers in the life sciences industry, and factors that adversely affect this industry (including government funding and staffing of relevant agencies and research, drug pricing regulation, healthcare funding and eligibility reforms, regulation of pharmaceutical advertising, or other regulatory or policy changes) could also adversely affect us.

- Uncertain macroeconomic and geopolitical factors, including as a result of changes in trade policies and practices (including the imposition of additional tariffs or threats to impose additional tariffs), worldwide inflationary pressures, currency exchange fluctuations, changes in interest rates or other economic policies, geopolitical conflicts (like the Russian invasion of Ukraine and the conflict in the Middle East), and concerns about a possible domestic or global recession, may cause instability in the global economy, and disruptions within the life sciences industry that may negatively impact our business, our financial results, and our stock price.

- The migration of our customers to our Vault CRM applications built on our own Veeva Vault platform could cause business disruptions for customers and adversely affect our operating results.

- Over the longer term our revenue growth rates are likely to fluctuate from year to year and may decline, and, as our costs increase, we may not be able to sustain the same level of profitability we have achieved in the past.

- We rely on third-party providers for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our cloud solutions, and any slowdown, failure, or disruption in the services provided by them could adversely affect our business and subject us to liability.

- Difficulty attracting and retaining highly skilled employees could adversely affect our business and efforts to attract and retain such employees may increase our expenses.

- Changing laws, regulations, and enforcement priorities, including increasingly complex U.S. and international data privacy and information security regulations and measures specific to the life sciences industry, may impose additional costs for compliance, reduce demand for our solutions, and subject us to significant liabilities.

- We have been and may in the future be sued for infringement or misappropriation of third-party intellectual property. We may suffer damages, which could be significant, or other harm from these lawsuits.

- We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and adversely affect our operating results.

Risks Related to Our Business

If our security measures are breached or compromised or unauthorized access to customer data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce or stop their use of our solutions, and we may incur significant liabilities.

Our solutions involve the storage, transmission, and other processing of our customers' proprietary information (including personal or identifying information regarding their employees and the medical professionals whom their sales personnel contact, and sensitive proprietary data related to the clinical trial, regulatory submission, and sales and marketing processes for medical treatments), personal information of medical professionals, personal information (which may include personal health information) of patients and clinical trial participants, and other sensitive information. For example, Veeva Crossix and Veeva Compass process third-party health and non-health data for U.S. patients. Additionally, we maintain and process other confidential, proprietary, and sensitive business information, including personal information relating to our employees and contractors and confidential information relating to our solutions and business.

Unauthorized access or other security breaches or incidents, as a result of third-party action (e.g., cyberattacks, or the introduction into our networks or systems of ransomware or other malware), employee or contractor error or malfeasance, product defect, or otherwise, have resulted in and could in the future result in the loss of information or intellectual property, inappropriate access to or use, disclosure, unavailability, modification, destruction, or other processing of information, service interruption, degradation, disruption, and outages, service level credits, claims, demands, litigation, regulatory investigations and other proceedings, indemnity obligations, damage to our reputation, and other liability. It is possible that our risk of cyberattacks and other sources of security breaches and incidents may be elevated as a result of Russia's invasion of Ukraine, the conflict in the Middle East, or other geopolitical tensions or conflicts, due to an increase in cyberattack attempts on us, our customers, our partners, or our technology infrastructure providers.

While we maintain and continue to improve our security measures, we may be unable to adequately anticipate security threats or to implement adequate preventative measures, in part, because the techniques used to obtain unauthorized access or sabotage systems change frequently and are becoming increasingly sophisticated and complex, and generally are not identified until they are launched against a target. For instance, as AI technologies, including generative AI models, develop rapidly, threat actors are using these technologies to create sophisticated new attack methods that are increasingly automated, targeted, coordinated, and difficult to defend against. Moreover, our efforts to detect, prevent, and remediate known or unknown security vulnerabilities, including those arising from third-party hardware or software in our supply chain, may be insufficient to prevent security breaches or incidents resulting from such vulnerabilities, and may result in additional direct or indirect costs and liabilities and time of management and technical personnel. We may be required to expend significant capital and financial resources to protect against the foregoing threats and to alleviate problems caused by actual or perceived security breaches or incidents. Additionally, we and our service providers may face difficulties or delays in identifying, remediating, and otherwise responding to any cybersecurity attack or other security breach or incident.

Any or all of these circumstances or issues, or the perception that any of them have occurred or are present (including any actual or perceived cyberattacks or other security breaches or incidents), could adversely affect our ability to attract new customers, cause existing customers to elect not to renew their subscriptions, result in reputational damage and harm to our market position, or subject us to third-party claims, demands, and lawsuits, regulatory investigations, proceedings, fines, and penalties, mandatory notifications and disclosures, or other action or liability, which could adversely affect our operating results and financial condition. Our insurance may not be adequate to cover losses associated with such events, and such insurance may not cover all of the types of costs, expenses, and losses we could incur to respond to and remediate a security breach or incident.

We face intense competition in markets in which we operate and if we do not compete effectively, we may lose customers and our business and operating results could be adversely affected.

The markets for our solutions are highly competitive. In new sales cycles within our largest product categories, we generally compete with other cloud-based solutions from providers that make applications geared toward the life sciences industry. Our CRM solutions primarily compete with Salesforce, Inc., which has developed a life sciences industry-specific CRM application. IQVIA, which historically offered a competitive CRM solution, has licensed its CRM software to Salesforce. Our Veeva Data Cloud products as well as Veeva Crossix, compete with IQVIA, Ipsos Group S.A., Definitive Health Corp., and smaller data and data analytics providers. IQVIA, Dassault Systèmes, OpenText Corporation, Oracle Corporation, Honeywell International Inc., and other smaller application providers offer applications that compete with certain of our Veeva Development Cloud or Veeva Quality Cloud applications. Our Veeva Commercial Cloud, Veeva Development Cloud, and Veeva Quality Cloud applications also compete to replace client server-based legacy solutions offered by companies such as Oracle, Microsoft Corporation, and other smaller application providers. Our customers may also choose to use cloud-based applications or platforms that are not life sciences specific—such as Salesforce, Box.com, Amazon Web Services, or Microsoft—for certain of the functions our applications provide. Our business consulting and professional services offerings compete with a range of professional services firms, which include, at times, some of our partners. With the introduction of new technologies, we expect competition to intensify in the future, and we may face competition from new market entrants as well.

As we transition from our legacy Veeva CRM application to our Vault CRM application, as discussed in more detail below, certain customers have chosen, and other customers may in the future choose, to purchase CRM solutions from a competitor. For example, Salesforce, our primary CRM competitor, has announced that certain large Veeva CRM customers have committed to purchasing its CRM solutions and a number of our customers have informed us of their intent to move to Salesforce as their CRM provider.

Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business recognition, larger intellectual property portfolios, and agreements with a broader set of system integrators and other partners. In addition, our competitors have offered price concessions, delayed payment terms, or other more favorable terms and conditions in light of the recent macroeconomic environment.

If our actual or potential competitors' products, services, or technologies become more accepted than our solutions, if they are successful in bringing their products or services to market earlier than we are, if their products or services are more technologically capable than ours (including as a result of new or better use of evolving AI technologies), or if customers replace our solutions with custom-built software, then our revenues could be adversely affected. Moreover, if we enter new markets, we will likely face competition and will need to adapt to competitive factors that may be different from those we face today. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses, or a failure to maintain or improve our competitive market position, any of which could adversely affect our business. For all of these reasons, we may not be able to compete favorably against our current and future competitors.

Defects or disruptions in our solutions could result in diminished demand for our solutions, a reduction in our revenues, and subject us to substantial liability.

We have from time to time found defects in our solutions, and new defects may be detected in the future. In addition, we have experienced, and may in the future experience, service disruptions, degradations, outages, and other performance problems, including from routine maintenance. These types of problems may be caused by a variety of factors, including human or software errors, viruses, cyberattacks, fraud, spikes in customer usage, problems associated with our third-party computing infrastructure and network providers, infrastructure changes, and denial of service issues. Service disruptions may result from errors we make in delivering, configuring, or hosting our solutions, or designing, installing, expanding, or maintaining our computing infrastructure. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It is also possible that such problems could result in losses of customer data.

Since our customers use our solutions for important aspects of their businesses, any errors, defects, disruptions, service degradations, or other performance problems with our solutions, could hurt our reputation and may damage our customers' businesses. Such issues have in the past, and may in the future, result in increased operational costs, delays in delivering new products, our customers delaying or withholding payment to us, cancelling their agreements with us, electing not to renew, or making service credit claims, warranty claims, or other claims against us, and loss of future sales. The occurrence of any of these events could result in diminishing demand for our solutions, a reduction of our revenues, an increase in our bad debt expense or in collection cycles for accounts receivable, or could require us to incur the expense of litigation or substantial liability.

If our newer solutions are not successfully adopted by new and existing customers, the growth rate of our revenues and operating results will be adversely affected.

Our continued growth and profitability will depend on our ability to successfully develop and sell new solutions. It is uncertain whether these newer solutions will continue to grow as a percentage of revenues at a pace significant enough to support our expected overall growth. For example, as discussed in more detail below, we have begun to migrate our Veeva CRM customers to Vault CRM. We cannot be certain that we will be successful with respect to newer solutions, including AI technologies, and markets. It may take us significant time, and we may incur significant expense, to effectively market and sell these solutions, develop other new solutions, or make enhancements to our existing solutions. If our newer solutions do not continue to gain traction in the market, or other solutions that we may develop and introduce in the future do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results will be adversely affected.

Our revenues are relatively concentrated within a small number of key customers, and the loss of one or more of such key customers, or their failure to renew or expand user subscriptions, could slow the growth rate of our revenues or cause our revenues to decline.

In each of our fiscal years ended January 31, 2026, 2025, and 2024, our top 10 customers accounted for 28% of our total revenues. We rely on our reputation and recommendations from key customers in order to promote our solutions to potential customers, which we call "reference selling." The loss of any of our key customers, or a failure of one or more of them to renew or expand user subscriptions for some or all our products, could have a significant impact on the growth rate of our revenues, our reputation, and our ability to obtain new customers. In the event of an acquisition of one of our customers or a business combination between two of our customers, we have in the past and may in the future suffer reductions in user subscriptions or nonrenewal of certain or all of their subscription orders. We are also likely to face increasing purchasing scrutiny at the renewal of large customer subscription orders, which may result in reductions in user subscriptions or increased pricing pressure. The business impact of any of these negative events could be particularly pronounced with respect to our largest customers.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable investment of resources. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Our sales process entails planning discussions with prospective customers, analyzing their existing solutions, and identifying how these potential customers could use and benefit from our solutions. The sales cycle for a new customer, from the time of prospect qualification to the completion of the first sale, may span 12 months or longer. Sales cycles for our newer applications or in newer markets or industries are also lengthy and difficult to predict. We spend substantial time, effort, and expense in our sales efforts without any assurance that our efforts will result in the sale of our solutions. In addition, our sales cycle can vary substantially from customer to customer because of various factors, including the discretionary nature of potential customers' purchasing and budget decisions, the macroeconomic and regulatory environments, the availability of funding in the life sciences industry, the announcement or planned introduction of new solutions by us or our competitors, and the purchasing approval processes of potential customers. For example, we have experienced increased scrutiny for certain potential projects, particularly for our professional services offerings, which may continue for the foreseeable future. If our sales cycle lengthens or we invest substantial resources pursuing unsuccessful sales opportunities, our operating results and growth would be harmed.

Sales to customers outside the United States or with international operations expose us to risks inherent in international sales.

In our fiscal year ended January 31, 2026, customers outside North America accounted for approximately 40% of our total revenues. A key element of our growth strategy is to further expand our international operations and worldwide customer base. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. We have limited operating experience in some international markets, and we cannot assure you that our expansion efforts into additional international markets will be successful. Our experience in the United States and other international markets in which we already have a presence may not be relevant to our ability to expand in other markets. Our efforts may not be successful in creating further demand for our solutions outside of the United States or in effectively selling our solutions in the international markets we enter.

The risks we face in doing business internationally that have in the past adversely affected, and could in the future adversely affect, our business include:

- the need and expense to localize and adapt our solutions for specific countries, including translation into foreign languages, and ensuring that our solutions enable our customers to comply with local laws and regulations;

- data privacy and data sovereignty laws which require that customer data be stored and processed in a designated territory;

- difficulties in staffing and managing foreign operations;

- different pricing environments, longer sales cycles and longer accounts receivable payment cycles, and collections issues;

- new and different sources of competition;

- weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

- laws and business practices favoring local competitors;

- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including those related to employment, tax, privacy and data protection, anti-bribery, and environmental, social and governance matters;

- increased financial accounting and reporting burdens and complexities;

- difficulties in repatriating funds without adverse tax consequences or restrictions on the transfer of funds more generally, including as a result of sanctions, including those arising from the Russian invasion of Ukraine, which may limit our ability to receive payment from Russian banks;

- adverse tax consequences, including the potential for required withholding taxes;

- fluctuations in the exchange rates of foreign currency in which our foreign revenues or expenses may be denominated;

- changes in diplomatic relations and trade policy, including the status of relations between the United States and other countries, including China and Russia, and the implementation or threatened implementation of tariffs, export controls, trade sanctions, and embargoes, including if the United States and other countries were to impose more significant general sanctions against Russia in response to the continuing conflict in Ukraine, which could ban the use of our products by companies or users in Russia;

- public health crises, such as epidemics and pandemics; and

- unstable regional and economic political conditions or armed conflicts in the markets in which we operate, including as a result of the Russian invasion of Ukraine and the conflict in the Middle East.

We have an office, vendors, and customers in Israel and many of our customers in other regions also have operations in Israel. Armed conflicts, terrorist activities or political instability involving Israel or other countries in the region may cause business disruptions and adversely impact our results of operations.

We do not currently have locations or employees in Russia and our revenues from sales to Russian entities is limited. However, certain customers have reduced their number of users of our products in Ukraine. Additionally, the European Union adopted sanctions against Russia prohibiting the sale and supply of enterprise software to entities and individuals in Russia. If customers further curtail or discontinue their operations in Ukraine or Russia, or if we are not able to supply or service users in Russia due to existing or new sanctions, we may lose sales and our results of operations could be negatively impacted.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks, which could adversely affect our business.

The migration of our CRM customers to our Vault CRM applications built on our own Veeva Vault platform could cause business disruptions for customers and adversely affect our operating results.

We use the Salesforce platform to deliver our Veeva CRM application, but we have begun to migrate our CRM customers to our Vault CRM solutions, which are built on our Veeva Vault platform. Veeva CRM will be supported until December 31, 2029. The migration of our Veeva CRM customers will require time and expense, which may be significant. These migration processes are complex and we cannot be certain that we will be successful. Additionally, the migration may lead to outages or performance problems with Vault CRM or other Vault applications if we encounter difficulties supporting the increased volume of users migrating from Veeva CRM. Any disruptions in our services or other migration-related problems, whether or not such incidents are our fault, could subject us to liability or harm our reputation. If we are unsuccessful migrating our Veeva CRM customers to Vault CRM, or encounter disruptions, delays, or other problems in the migration process, our business, operating results, and brand could be materially and adversely affected.

Difficulty attracting and retaining highly skilled employees could adversely affect our business and efforts to attract and retain such employees may increase our expenses.

To execute our growth plan, we must attract and retain highly skilled employees. Competition for such employees and potential employees is intense. We have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with the appropriate level of qualifications, and we also have experienced, and expect to continue to experience, intense recruitment of our employees by competitors and other technology companies.

Further, it takes time for newly hired employees to become productive. With respect to sales professionals, for instance, even if we are successful in attracting highly qualified personnel, it may take six to nine months or longer before they are fully trained and productive.

Many of the companies with which we compete for experienced employees have greater resources than we have and may offer compensation packages and benefits that are perceived to be better than ours. For example, we offer equity awards to a substantial majority of our job candidates and existing employees as part of their overall compensation package. If the perceived value of our equity awards declines, including as a result of prolonged declines in the market price of our common stock or changes in perception about our future prospects, it may adversely affect our ability to recruit and retain highly skilled employees. Additionally, changes in our compensation structure may be negatively received by employees and result in attrition or cause difficulty in the recruiting process. If we fail to attract new employees or fail to retain and motivate our current employees, our business and future growth prospects could be adversely affected.

Additionally, we have adopted a "Work Anywhere" policy, which generally gives employees the flexibility to work in an office or at home on any given day, with certain job-specific restrictions. While we believe this program is beneficial to our business, over the long term we may find it challenging or more costly to maintain employee productivity and collaboration as we continue to grow our business. If we fail to maintain employee productivity and collaboration, our ability to attract and retain highly qualified employees and to achieve our business objectives could be negatively affected.

Catastrophic events could disrupt our business and adversely affect our operating results.

Our corporate headquarters are located in Pleasanton, California and our primary third-party hosted computing infrastructure is located in the United States, the European Union, Japan, and South Korea. The west coast of the United States, Japan, and South Korea each contain active earthquake zones. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website, for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or other natural disaster, or catastrophic event such as an actual or threatened public health emergency (e.g., a global pandemic), fire, extreme weather event, power loss, telecommunications failure, cyberattack, armed conflicts (including the Russian invasion of Ukraine and the conflict in the Middle East), or terrorist attack, we may be unable to continue our operations at full capacity or at all and may experience system interruptions, reputational harm, delays in our solution development, lengthy interruptions in our services, breaches of data security, loss of key employees, and loss of critical data, all of which could have an adverse effect on our future operating results.

Acquisitions could divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our operations.

We have in the past acquired and may in the future seek to acquire or invest in businesses, solutions, or technologies that we believe could complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are completed.

We have limited experience in acquiring other businesses. We may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- costs, liabilities, or accounting charges associated with the acquisition;

- difficulty entering into new markets in which we have little or no experience or where competitors have stronger market positions;

- difficulty integrating the privacy, data security, and accounting systems, operations, and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the customers of the acquired business onto our solutions and contract terms, including due to disparities in the revenue, licensing, support, or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- problems arising from differences in applicable accounting standards or practices of the acquired business (for instance, non-U.S. businesses may not be accustomed to preparing their financial statements in accordance with U.S. GAAP) or difficulty identifying and correcting deficiencies in the internal controls over financial reporting of the acquired business;

- adverse effects to business relationships with our existing business partners and customers as a result of the acquisition;

- difficulty in retaining key personnel of the acquired business;

- use of substantial portions of our available cash to consummate the acquisition;

- use of resources that are needed in other parts of our business;

- significant changes beyond our control to the worldwide economic environment that could negatively impact our underlying assumptions and expectations for performance of the acquired business; and

- the possibility of investigation by, or the failure to obtain required approvals from, governmental authorities on a timely basis, if at all, under various regulatory schemes, including competition laws, which could, among other things, delay or prevent us from completing a transaction, subject the transaction to divestiture after the fact, or otherwise restrict our ability to realize the expected financial or strategic goals of the acquisition.

Acquisitions could also use substantial portions of our available cash and result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In the event we require financing to complete an acquisition, we may not be able to raise it on terms acceptable to us or at all. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer.

Moreover, a significant portion of the purchase price of companies we acquire may be allocated to acquired intangible assets and goodwill, which we must assess for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions may also result in purchase accounting adjustments, write-offs or restructuring charges, which may negatively affect our results.

Changes in our senior management team or other key personnel could have a negative effect on our ability to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team and other key personnel. For example, our founder and Chief Executive Officer, Peter P. Gassner, is critical to our vision, strategic direction, culture, products, and technology. Leadership transitions can be inherently difficult to manage, and an unsuccessful transition may cause disruption to our business. If our succession planning for key personnel is inadequate, the loss of one or more of our key employees could harm our business. In addition, changes in our senior management team may create uncertainty among our customers, investors, employees, or job candidates concerning Veeva's future direction and performance. Any disruption in our operations or uncertainty around our ability to execute could have an adverse effect on our business, financial condition, or results of operations.

Our business could be adversely affected if our customers are not satisfied with the professional or technical support services provided by us or our partners.

Our business depends on our ability to satisfy our customers, both with respect to our solutions and the professional services that are performed in connection with the implementation of our solutions, including training our customers' employees on our solutions. Professional services may be performed by us, by a third party, or by a combination of the two. If a customer is not satisfied with the quality of work performed by us or a third party or with the solutions delivered, we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired, and the customer's dissatisfaction with our services could damage our ability to expand the number of solutions subscribed to by that customer. Customers may have requirements, including certain data access restrictions, that our support organizations need to meet. Negative publicity related to our customer relationships or satisfaction with our services, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Once our solutions are deployed, our customers depend on our support organization to resolve technical issues relating to our solutions. We may be unable to sufficiently accommodate short-term increases in customer demand for technical support services to our customers' satisfaction. Increased customer demand for our technical support services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on the reputation of our solutions and business and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, and our business and operating results.

Our estimate of the market size for our solutions we have provided publicly may prove to be inaccurate, and even if the market size is accurate, we cannot assure you that our business will serve a significant portion of the market.

Our estimate of the market size for our solutions that we have provided publicly, sometimes referred to as total addressable market ("TAM"), is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. These estimates are, in part, based upon the size of the general application areas we target. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. For example, in order to address the entire TAM we have identified, we must continue to enhance and add functionality to our existing solutions and introduce new solutions. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

Risks Related to the Principal Industry We Serve

Nearly all of our revenues are generated by sales to customers in the life sciences industry, and factors that adversely affect this industry, including mergers within the life sciences industry or regulatory changes, could also adversely affect us.

Nearly all of our sales are to customers in the life sciences industry. Demand for our solutions could be affected by factors that affect the life sciences industry, including:

- *Regulatory changes, government policies, and government funding decisions related to the life sciences industry*—Changes in regulations could negatively impact the business environment for our life sciences customers and for us. Healthcare laws and regulations are rapidly evolving and may change significantly in the future. For example, regulatory changes with respect to life sciences advertising, such as limitations on or the elimination of the ability of pharmaceutical companies to engage in direct-to-consumer advertising, could negatively impact certain of our product offerings, including our Crossix business. Further, in recent years, there have been legislative and regulatory changes regarding the pricing of drugs and other healthcare treatments sold by life sciences companies, such as the drug pricing reforms in the Inflation Reduction Act, which went into effect in August 2022, drug pricing reforms proposed by the current administration, which would impose certain limits on drug prices in the U.S. relative to the prices paid in other countries, and drug price negotiations with the current administration and certain drug manufacturers. Other drug pricing reforms have been discussed and may be proposed in the future. Significant changes in drug pricing policy or regulation could result in lower revenues and profits for life sciences companies and reduced demand for our products. In addition, reductions in funding and staffing of government agencies and changes in the funding and eligibility for healthcare programs relevant to the life sciences industry—such as the Food and Drug Administration, the National Institutes of Health, and Medicaid—or changes in funding priorities relevant to the life sciences industry could adversely affect the life sciences industry.

- *Consolidation of companies within the life sciences industry*—Consolidation within the life sciences industry has accelerated in recent years, and this trend could continue. We have in the past, and may in the future, suffer reductions in user subscriptions or non-renewal of customer subscription orders due to industry consolidation. We may not be able to expand sales of our solutions and services to new customers enough to counteract any negative impact of company consolidation on our business. In addition, new companies that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or alternative solutions. As these companies consolidate, competition to provide solutions and services will become more intense and establishing relationships with large industry participants will become more important. These industry participants may also try to use their market power to negotiate price reductions for our solutions. If consolidation of our larger customers occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on revenue from the combined company to continue to achieve growth. In addition, if large life sciences companies merge, it would have the potential to reduce per-unit pricing for our solutions for the merged companies or to reduce demand for one or more of our solutions as a result of potential personnel reductions over time.

- *Changes in the funding environment and bankruptcies in the life sciences industry*—Our business depends on the overall economic health of our existing and prospective customers. The purchase of our solutions may involve a significant commitment of capital and other resources. A reduction in private funding or the ability to secure funding in public markets for early-stage life sciences companies has resulted in the past, and may result in the future, in reduced sales and adverse effects to our financial results. Moreover, life sciences companies, and in particular early-stage companies with pre-commercial treatments in clinical trials, may ultimately be unsuccessful and may subsequently declare bankruptcy. If our customers declare bankruptcy or otherwise dissolve, they may terminate their agreements with us or we may not be able to recoup the full payment of fees owed to us. Certain of our customers or potential customers may also be negatively impacted by high interest rates and may find access to debt and other financing more difficult as a result.

- *Changes in market conditions and practices within the life sciences industry*—The expiration of key patents, the implications of precision medicine treatments, changes in the practices of prescribing physicians and patients, changes with respect to payer relationships, and the policies and preferences of healthcare professionals and healthcare organizations with respect to the sales and marketing efforts of life sciences companies could negatively impact demand for our solutions. Changes in public perception regarding the practices of the life sciences industry may result in political pressure to increase the regulation of life sciences companies in one or more of the areas described above, which may negatively impact demand for our solutions. Other factors could lead to a significant reduction in sales representatives that use our solutions or otherwise change the demand for our solutions. For example, certain life sciences companies have reduced the number of sales representatives they employ due to an increased preference for digitally-enabled sales channels, which negatively impacted sales of our solutions, including Veeva CRM and certain of our other Commercial Solutions.

- *Changes in trade policy or geopolitical conditions that impact the life sciences industry, changes in the ability to sell healthcare treatments in certain locations, and the global availability of healthcare treatments provided by the life sciences companies to which we sell*—Tariffs imposed on the end products of the life sciences industry or on inputs relevant to the life sciences industry could increase costs for our customers or reduce demand for their products, which could delay or reduce their IT spending. The imposition of tariffs or other trade measures could also provoke retaliatory responses from affected countries, including the imposition of digital services taxes, consumer boycotts resulting in depressed demand for products of the United States, or other measures that could negatively impact our business, operations, or financial condition. If economic or geopolitical conditions deteriorate, or the ability to market life sciences products or conduct clinical trials in key markets is disrupted, including as a result of the Russian invasion of Ukraine; the conflict in the Middle East; changes in export controls; sanctions, or other international laws; or if the demand for life sciences products globally deteriorates for other reasons, our customers may delay or reduce their IT spending, particularly within the regions impacted by negative economic or geopolitical conditions. For example, a number of significant life sciences companies have scaled back sales, operations, and investments in Russia, including curtailing sales and marketing and clinical trial activity in Russia.

Any of the above could result in reductions in sales of our solutions, longer sales cycles, reductions in subscription duration and value, slower adoption of new product offerings, and increased price competition. Accordingly, our operating results and our ability to efficiently provide our solutions to life sciences companies and to grow or maintain our customer base could be adversely affected as a result of these factors and others that affect the life sciences industry generally.

Our solutions address heavily regulated functions within the life sciences industry, and failure to comply with applicable laws and regulations could lessen the demand for our solutions or subject us to significant claims and losses.

Our customers use our solutions for business activities that are subject to a complex regime of global laws and regulations, including requirements for maintenance of electronic records and electronic signatures, requirements regarding drug sample tracking and distribution, requirements regarding system validations, requirements regarding processing of health data, and other laws and regulations. Our customers expect to be able to use our solutions in a manner that is compliant with the regulations to which they are subject. Our efforts to provide solutions that comply with such laws and regulations are time-consuming and costly and include validation procedures that may delay the release of new versions of our solutions. As these laws and regulations change over time, we may find it difficult to adjust our solutions to comply with such changes.

In addition, many countries and self-regulatory bodies impose requirements regarding payments and transfers of value from life sciences companies to healthcare professionals. For example, our current and prospective customers may be required to comply with the U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, and its implementing regulations (''Sunshine Act''). The Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians. Our solutions and services targeted at life sciences companies, including, for example, Veeva Digital Events, are used by our customers to assist with their reporting obligations under the Sunshine Act. If our solutions and services fail to assist our customers to meet such reporting obligations in a timely and accurate manner, demand for our solutions could decrease, which could adversely affect our business.

As we increase the number of products we offer, increase the number of countries in which we operate, and incorporate new technologies and capabilities into our products (including the use of AI and machine learning technologies), the complexity of adjusting our solutions to comply with legal and regulatory changes will increase. If we are unable to effectively manage this increased complexity or if we are not able to provide solutions that can be used in compliance with applicable laws and regulations, customers may be unwilling to use our solutions, and any such non-compliance could result in the termination of our customer agreements or claims arising from such agreements with our customers. Furthermore, we have in the past and may in the future be subject to inspections or audits by government agencies or other regulatory bodies to verify our customers' compliance with applicable laws, regulations, or GxP principles.

Additionally, any failure of our customers to comply with laws and regulations applicable to the functions for which they use our solutions could result in investigations by regulatory authorities, fines, penalties, or claims for substantial damages against our customers that may, in turn, harm our business or reputation. If such failure were allegedly caused by our solutions or services, our customers may make a claim for damages against us, regardless of our responsibility for the failure. We may be subject to investigations and lawsuits that, even if unsuccessful, could divert our resources and our management's attention and adversely affect our business and customer relationships, and our insurance coverage may not be sufficient to cover such claims against us.

Increasingly complex regulations relating to privacy, data protection, and cybersecurity are burdensome, may reduce demand for our solutions, and non-compliance may impose significant liabilities.

We process personal data on behalf of our customers, who use our solutions to manage personal data of their employees, healthcare professionals, patients, and related individuals. We also process personal data as part of the Veeva Data Cloud offerings, which provide our customers with professionally relevant data related to healthcare providers and other industry professionals and stakeholders. In addition, we process personal data to provide services that allow healthcare marketers to reach their target audiences and to measure the impact of their media campaigns. In some cases, the personal data that we process includes sensitive personal data, such as health data.

Many countries and governmental bodies have adopted or may adopt laws and regulations governing our processing of personal and other data, making compliance an increasingly complex task. For example, we are regulated under the European General Data Protection Regulation (''EU GDPR'') and the United Kingdom's General Data Protection Regulation (''UK GDPR''), as amended by the Data (Use and Access) Act of 2025, where we act as a data controller for our data products and a data processor with respect to our software products. In China, we are regulated under China's Personal Information Protection Law (''PIPL''), where we process data as an entrusted party on behalf of our customers who operate as data handlers. In certain cases, we are regulated under the U.S. Health Insurance Portability and Accountability Act of 1996 (''HIPAA'') that covers protected health information collected or maintained by covered entities and their business associates. Additionally, many states in the U.S. have passed comprehensive privacy legislation, such as the California Consumer Privacy Act (amended by the California Privacy Rights Act). Some states in the U.S. also have passed legislation governing the processing of particular types of data, such as biometric data and certain other health-related data.

These laws and regulations impose data subject notice or transparency requirements, mandated privacy and security standards, and registration obligations. They also grant rights to data subjects, such as allowing them to access, correct, delete, or opt out of the sale or sharing of their information. Some of these laws and regulations target certain types of marketing and advertising based on the use of personal information. For example, in response to the State of Washington's My Health My Data Act, which placed significant restrictions on how businesses can collect, use, and disclose consumer health data, we added limitations to the audience segments on our Veeva Crossix data platform. Other states have considered, and in certain cases, enacted, similar laws.

In addition, certain laws and regulations impose data localization obligations, cross-border data transfer restrictions, and other country-specific privacy and security requirements, which could be problematic to cloud software and data providers. In these cases, we are required to take steps to legitimize any personal data transfers in these jurisdictions, and to engage in contract negotiations with third parties that aid in processing personal data on our behalf. In China, for example, we offer the China CRM Suite, a CRM solution that does not require data to be transferred outside of China. We maintain active self-certifications under the EU-U.S. Data Privacy Framework, the UK Extension to the EU-U.S. Data Privacy Framework, and the Swiss-U.S. Data Privacy Framework as set forth by the U.S. Department of Commerce. We also rely on standard contractual clauses in various jurisdictions, such as the EU, Switzerland, the UK, and Brazil, as well as our technical, contractual, and security measures. These mechanisms help ensure that we, and our customers, have the appropriate legal frameworks in place for personal data to be transferred internationally.

In 2025, the U.S. Department of Justice issued a final rule that places limitations, and in some cases prohibitions, on certain transfers of and access to certain personal data of U.S. persons by persons and entities located in China (and other designated countries) or controlled by a person or entity located in China (and other designated countries). Additionally, the French governmental agency for health mandates a certification requiring that personal health data collected during healthcare activities be stored exclusively within the European Economic Area.

These laws and regulations impose significant data protection obligations and carry substantial penalties for noncompliance. Furthermore, the application and interpretation of these laws and regulations are complex and, at times, unclear and inconsistent.

We expect these laws and regulations to continue to evolve, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations relating to privacy, data protection, and cybersecurity, introducing uncertainty and increasing complexity. For example, the Network and Information Security Directive II ("NIS2"), adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the EU. NIS2 provides for all 27 EU member states to have issued implementing legislation by October 2024; however, several EU member states have not finalized their respective legislation and guidance. The EU Data Act, which came into effect September 12, 2025, allows our EU customers to cancel their subscriptions without cause upon providing the notice and after the transition period specified by the Act. Furthermore, new and evolving regulations relating to the use of data in AI and machine learning technologies, such as the EU AI Act, are creating an increasingly complex and fragmented regulatory framework.

As we expand our data product offerings into new jurisdictions, we are required to assess, monitor, and comply with additional laws and regulations related to our collection and processing of data, which may include new registration, consent, and notification obligations. In addition to our own processing of personal data, our customers expect that our solutions can be used to enable their compliance with applicable data protection, data privacy, and cybersecurity laws and regulations.

These various laws, regulations, and legislative developments have potentially far-reaching consequences and have and may continue to require us to modify our solutions, our global support business, and our data management practices and incur substantial expense in our efforts to comply. Our work to comply with these global laws and regulations has and will continue to require valuable management and employee time and resources and modification of our products or operations and may also limit use and adoption of our products. Data protection authorities from around the world will from time to time review our products and services and their compliance with applicable laws and regulations. Any actual or perceived failure to comply with such laws and regulations or other actual or asserted obligations relating to privacy, data protection, cybersecurity, or our processing of data could lead to inspections, audits, regulatory investigations and other proceedings, significant fines, penalties, and other relief imposed by government agencies and regulatory bodies, and claims, demands, and litigation by our customers or third parties, which may reduce demand for our solutions and result in reputational harm, substantial damages and other liabilities.

In addition to governmental laws and regulations, privacy advocates and other key industry players have, and may continue to, establish various new standards and certifications, such as the prohibition of third-party cookies and other identifiers in certain digital environments, that may place additional burdens or resource constraints on us, limit our ability to collect, use, and otherwise process certain data, and limit our ability to generate certain analytics. Our customers may expect us to meet voluntary certifications or adhere to other standards established by third parties. Understanding and implementing industry and customer specific requirements and certifications on top of our internationally recognized security certifications could require additional investment and management attention and may subject us to significant liabilities if we are unable to comply. Moreover, the continuing evolution of these standards might cause confusion for our customers and may have an impact on the solutions we offer. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business and operating results.

Incorporating AI in our solutions or other uses of AI may result in reputational harm and increased liability.

Veeva AI, an initiative that adds AI to our applications across all major areas, including clinical, regulatory, safety, quality, medical, and commercial, presents new risks and challenges that could affect the adoption of our solutions and our business. If our AI offerings draw controversy due to their perceived or actual impact on privacy, security or confidentiality, inefficacy or inaccuracy, or contribution to bias, discrimination, other ethical harms, or other matters, we may experience new or enhanced governmental or regulatory scrutiny, brand or reputational harm, competitive harm, or legal liability. If our users lose confidence in the decisions, predictions, analyses, or other content that our AI offerings produce, the adoption of our offerings could be adversely affected, which may harm our operating results and financial condition. We may also use AI for research and development and other internal operational use cases, including the use of AI-enabled processes. The legal, regulatory, and policy environments around AI are evolving rapidly, such as the EU AI Act and legislation proposed and adopted in certain states in the U.S., and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI, including by limiting or restricting our use of AI or AI-enabled processes, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. Uncertainty around new and emerging AI applications and regulations may also require us to make significant changes to our use of AI and may cause us to incur increased research and development costs or compliance costs, or divert resources from other development efforts to address issues related to AI governance. If we are unable to mitigate these risks, or if we incur excessive expenses in our efforts to do so, our reputation, business, operating results, and financial condition may be harmed.

Risks Related to Our Reliance on Third Parties

We rely on third-party providers—including Amazon Web Services and Salesforce—for computing infrastructure, secure network connectivity, and other technology-related services needed to deliver our cloud solutions. Any disruption in the services provided by such third-party providers could adversely affect our business and subject us to liability.

Our solutions are hosted from and use computing infrastructure provided by third parties. We utilize Amazon Web Services with respect to applications built on the Veeva Vault platform. Our Veeva CRM application is built on a platform provided by Salesforce that utilizes hosting and computing infrastructure provided by Salesforce. However, as discussed in more detail above, we have begun to migrate our Veeva CRM customers to Vault CRM, which is built on our Veeva Vault platform. We also utilize other computing infrastructure service providers to a lesser extent.

We do not own or control the operation of the third-party facilities or equipment used to provide the services described above. Our computing infrastructure service providers have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms or if our computing infrastructure is unable to keep up with our needs for capacity, we may be required to transition to a new provider and we may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to us. Moreover, any financial difficulties, such as bankruptcy, faced by such service providers may have negative effects on our business, the nature and extent of which are difficult to predict. Since we cannot easily switch computing infrastructure service providers, any disruption with respect to our current providers would impact our operations and our business could be adversely impacted.

Problems faced by our computing infrastructure service providers could adversely affect the experience of our customers. For example, Salesforce and Amazon Web Services have experienced significant service outages in the past and may do so again in the future. Additionally, our failure to manage or react to an increase in customer demand could have an adverse effect on our business. A rapid expansion of our business or an increase in customer demand could affect our service levels or cause our systems to fail. Our agreements with third-party computing infrastructure service providers may not entitle us to corresponding service level credits to those we offer to our customers. Any changes in third-party service levels at our computing infrastructure service providers or any related disruptions, slowdowns, failures, or other performance problems with our solutions could result in lengthy interruptions in our services, damage our customers' stored files, or result in potential losses of customer data, any of which could adversely affect our reputation. Interruptions in our services might reduce our revenues, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to service level credit claims and potential liability, or adversely affect our renewal rates.

We are currently dependent upon Salesforce's platform for our Veeva CRM application.

We are currently dependent upon the Salesforce platform to deliver Veeva CRM. However, we have begun to migrate our Veeva CRM customers to Vault CRM, which is built on our Veeva Vault platform. Our agreement with Salesforce expired on September 1, 2025, and pursuant to the terms of our agreement, during the wind-down period from September 1, 2025 to September 1, 2030, we may not sell applications that utilize the Salesforce platform to new customers and our sales of applications that utilize the Salesforce platform to a customer existing at September 1, 2025 may not exceed 150% of the seats in use by each such customer as of September 1, 2025. After September 1, 2030, we will not be able to sell applications that utilize the Salesforce platform to any customers.

Salesforce also has the right, in certain circumstances, to terminate the wind-down period early, including in the event of a material breach of the agreement by us, or if Salesforce is subjected to third-party intellectual property infringement claims based on our solutions (except to the extent based on the Salesforce platform) or our trademarks and we do not remedy such infringement in accordance with the agreement. Also, if we are acquired by specified companies, Salesforce may terminate the agreement upon notice of not less than 12 months. If the Salesforce platform for Veeva CRM becomes unavailable earlier than we anticipate, our business and operations would be adversely affected.

We employ third-party licensed software and software components for use in or with our solutions, and the inability to maintain these licenses or the presence of errors or security vulnerabilities in the software we license could limit the functionality of our products and result in increased costs or reduced service levels, which would adversely affect our business.

Our solutions incorporate or use certain third-party software and software components obtained under licenses from other companies. We also use third-party software and tools in the development process for our solutions to manage and monitor our computing infrastructure, and to provide professional services and support our customers. For example, our Veeva CRM Engage Meeting application uses a purpose-built partner tool from Zoom Video Communications, Inc., which is critical to the application's functionality. We anticipate that we will continue to rely on such third-party software and development tools in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, although we maintain a supplier security evaluation process, if the third-party software we use has errors, security vulnerabilities, or otherwise malfunctions, the functionality of our solutions may be negatively impacted, our customers may experience reduced service levels, and our business may suffer.

Our solutions utilize open-source software, and any failure to comply with the terms of one or more of these open-source licenses could adversely affect our business.

Our solutions include software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. It is possible under the terms of certain open-source licenses, if we combine our proprietary software with open-source software in a certain manner, that we could be required to release the source code of our proprietary software and make our proprietary software available under open-source licenses. In the event that portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open-source software cannot be eliminated and could adversely affect our business.

Risks Related to Our Financial Performance, How We Contract with Customers, and the Financial Position of Our Business

Our historic growth rates of total revenues and subscription revenues should not be viewed as indicative of our future performance.

While we have experienced significant revenue growth in prior periods, it is not indicative of our future revenue growth. Our total revenue and subscription revenue growth rates have declined in the past and may decline in the future. In our fiscal years ended January 31, 2026, 2025, and 2024, our total revenues grew by 16%, 16%, and 10% respectively, as compared to total revenues from the prior fiscal years. In our fiscal years ended January 31, 2026, 2025, and 2024, our subscription revenues grew by 17%, 20%, and 10% respectively, as compared to subscription revenues from the prior fiscal years. Over the longer term, our revenue growth rates are likely to fluctuate from year to year and may decline. If we are unable to maintain consistent revenue growth, it may adversely impact our profitability and the value of our common stock.

Our results may fluctuate from period to period, which could prevent us from meeting our own guidance or security analyst or investor expectations.

Our results of operations, including our revenues, gross margin, operating margin, profitability, cash flows, normalized billings, and deferred revenue, as well as other metrics we may report, have in the past and may in the future vary from period to period for a variety of reasons, including those listed elsewhere in this "Risk Factors" section, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Additionally, from time to time, we issue guidance and provide commentary regarding our expectations for certain future financial results and other metrics on both a near-term and long-term basis. Our guidance is based upon a number of assumptions and estimates that are subject to significant business, economic, and competitive uncertainties that are beyond our control and are based upon assumptions about future business and accounting decisions that may change or be wrong. Our guidance may prove to be incorrect, and actual results may differ from our guidance. Fluctuations in our results, changes in our guidance, or failure to achieve our guidance or security analyst or investor expectations, even if not materially, could cause the price of our common stock to decline substantially, and our investors could incur substantial losses.

Our subscription agreements with our customers are typically for a term of one year. If our existing customers do not renew their subscriptions, do not buy additional solutions and user subscriptions from us, renew at lower aggregate fee levels, or early terminate their existing agreements, our business and operating results will suffer.

We derive a significant portion of our revenues from the renewal of existing subscription orders. The majority of our customers' orders for subscription services have one-year terms. Our customers have no obligation to renew their subscriptions after their orders expire. Thus, securing the renewal of our subscription orders and selling additional solutions and user subscriptions is critical to our future operating results. Factors that may affect the renewal rate for our solutions and our ability to sell additional solutions and user subscriptions include:

- the price, performance, and functionality of our solutions;

- the effectiveness of our professional services;

- the strength of our business relationships with our customers;

- the availability, price, performance, and functionality of competing solutions and services;

- our ability to develop complementary solutions, applications, and services;

- the stability, performance, and security of our hosting infrastructure and hosting services; and

- the business environment of our customers and, in particular, reductions in spending or headcount, and acquisitions of or business combinations between our customers or other business developments that may result in reductions in user subscriptions.

For example, certain of our contracting terms include an annual inflation adjustment that raises the price to each customer upon renewal by the lower of 4% or the Consumer Price Index (All Urban Consumer, U.S. City Average, All Items Index) published by the U.S. Bureau of Labor Statistics for the month of August of the prior calendar year. If this increase results in reduced renewal rates, our business and results of operations will be adversely affected. Further, our customers may negotiate terms less advantageous to us upon renewal, which could reduce our revenues from these customers. As a customer's total spend on Veeva solutions increases, we expect purchasing scrutiny at renewal to increase as well, which may result in reductions in user subscriptions or increased pricing pressure. Other factors that are not within our control may contribute to a reduction in our subscription revenues. For instance, our customers may reduce their number of sales representatives, which would result in a corresponding reduction in the number of user subscriptions needed for some of our solutions and thus a lower aggregate renewal fee, or our customers may discontinue clinical trials for which our solutions are being used. In addition, certain customers have in the past exercised their right to reduce usage or exercise termination rights, and other customers may also choose to do so in the future. Our master subscription agreements governing multi-year orders generally include a right to terminate for convenience. In addition, pursuant to the EU Data Act, which came into effect September 12, 2025, our EU customers may cancel their subscriptions without cause upon providing the notice and after the transition period specified by the Act.

If our customers fail to renew their subscription orders, renew their subscription orders with less favorable terms or at lower fee levels, fail to purchase new solutions, applications, or professional services from us, or terminate their existing agreements early, our revenues may decline or our future revenues may be constrained.

Form 10-K

We may not be able to sustain the level of profitability we have achieved in the past.

We expect our future expenses to increase as we continue to invest in and grow our business. We expect to incur significant future expenditures related to:

- developing new solutions and enhancing our existing solutions, and investment in our product development teams;

- data acquisition costs associated with our Veeva Compass offering and costs incurred with our use of large language models associated with our Veeva AI offering;

- improving the technology infrastructure, scalability, availability, security, and support for our solutions;

- sales and marketing, including expansion of our direct sales organization and global marketing programs;

- expansion of our professional services organization;

- acquisitions and investments; and

- general operations, IT systems, facilities, and administration, including legal and accounting expenses.

If our efforts to increase revenues and manage our expenses are not successful, or if we incur costs, damages, fines, settlements, or judgments as a result of other risks and uncertainties described in this report, we may not be able to sustain or increase our historical levels of profitability.

Our revenues and gross margin from professional services fees are volatile and may not increase from quarter to quarter or at all.

We derive a significant portion of our revenue from professional services fees. Our professional services revenues fluctuate from quarter to quarter as a result of the requirements, complexity, and timing of customer projects. Our customers may also choose to use third parties rather than us for certain professional services related to our solutions. As a result of these and other factors, our professional services revenues may not increase on a quarterly basis in the future or at all. Additionally, the gross margin generated from professional services fees fluctuates based on a number of factors which may vary from period to period, including the average billable hours worked by our billable professional services personnel, our average hourly rates for professional services, and the margin on professional services subcontracted to our third-party systems integrator partners. As a result of these and other factors, the gross margin from our professional services may not increase on a quarterly basis in the future or at all.

Because we recognize subscription revenues ratably over the term of an order for our subscription services, our short-term results of operations may not reflect a decline in sales and may not be indicative of future results.

We generally recognize subscription revenues ratably over the term of an order under our subscription agreements. As a result, a substantial majority of our quarterly subscription revenues are generated from subscription agreements entered into during prior periods. Consequently, a decline in new subscriptions in any quarter may not affect our results of operations in that quarter but could reduce our revenues in future quarters. Additionally, the timing of renewals or non-renewals or termination for convenience of a subscription agreement during any quarter may only affect our financial performance in future quarters. For example, the non-renewal of a subscription agreement late in a quarter will have minimal impact on revenues for that quarter but will reduce our revenues in future quarters.

Accordingly, the effect of significant declines in sales and customer acceptance of our solutions may not be reflected in our short-term results of operations, which would make these reported results less indicative of our future financial results. By contrast, a non-renewal occurring early in a quarter may have a significant negative impact on revenues for that quarter and we may not be able to offset a decline in revenues due to the non-renewal with revenues from new subscription agreements entered into in the same quarter.

Deferred revenue and change in deferred revenue may not be accurate indicators of our future financial results.

Our subscription orders are generally billed at the beginning of the subscription period in annual or quarterly increments, which means the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. Many of our customers, including many of our large customers, are billed on a quarterly basis and therefore a substantial portion of the value of contracts billed on a quarterly basis will not be reflected in our deferred revenue at the end of any given quarter. Also, particularly with respect to expansion orders for our Commercial Solutions, because the term of orders for additional end users or applications is commonly less than one year to align to the renewal date of existing Commercial Solutions orders, the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. We have also agreed from time to time, and may agree in the future, to allow customers to change the renewal dates of their orders to, for example, align more closely with a customer's annual budget process or to align with the renewal dates of other orders placed by other entities within the same corporate control group, or to change payment terms from annual to quarterly, or vice versa. Such changes may result in an order of less than one year as necessary to align all orders to the desired renewal date and, thus, may result in a lesser increase to deferred revenue compared to if the adjustment had not occurred. Additionally, changes in renewal dates may change the fiscal quarter in which deferred revenue associated with a particular order is booked. Accordingly, we do not believe that changes on a quarterly or annual basis in deferred revenue, calculated billings, or normalized billings are precise indicators of the underlying momentum of our business or future revenues. We believe that our subscription revenue guidance and normalized billings guidance for the full fiscal year are the best indicators of the momentum of our business or future revenues. Please note that we define the term calculated billings for any period to mean revenue for the period plus the change in deferred revenue from the immediately preceding period minus the change in unbilled accounts receivable from the immediately preceding period. We define the term normalized billings for any period to mean calculated billings adjusted for the impact of (i) term changes in our customer renewals, such as changes to renewal date (for example, changing the renewal date of multiple products to be coterminous) or changes to billing frequency (for example, changing from annual to quarterly billings), and (ii) delayed renewals that have closed and billed after the period end. However, many companies that provide cloud-based software report changes in deferred revenue or billings as key operating or financial metrics, and it is possible that analysts or investors may view these metrics as important. Thus, any changes in our deferred revenue balances or deferred revenue trends could adversely affect the market price of our common stock.

Currency exchange fluctuations may negatively impact our financial results.

Some of our international agreements provide for payment denominated in local currencies, and the majority of our local costs are denominated in local currencies. As we continue to expand our operations in countries outside the United States, an increasing proportion of our revenues and expenditures in the future may be denominated in foreign currencies. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese Yen, Canadian Dollar, Great British Pound Sterling, and Chinese Yuan, and may be adversely affected in the future due to changes in foreign currency exchange rates. Changes in exchange rates has in the past and may in the future negatively affect our revenues, expenses, and other operating results as expressed in U.S. dollars in the future. Further, we have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to certain asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded.

We engage in the hedging of our foreign currency transactions and may in the future hedge selected significant transactions or net monetary exposure positions denominated in currencies other than the U.S. dollar. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar transactional taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added or similar transactional taxes in all jurisdictions in which we have sales but no physical presence, based on our determination that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect and remit such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements, including based on changes in tax laws, may adversely affect our results of operations. We believe that our consolidated financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Unanticipated changes in our effective tax rate and additional tax liabilities, including as a result of our international operations or implementation of new tax rules, could harm our future results.

We are subject to income taxes in the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions and complex transfer pricing regulations administered by taxing authorities in these jurisdictions. Tax rates may change as a result of factors outside of our control or relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. In addition, changes in tax and trade laws, treaties or regulations, or their interpretation or enforcement, have become more unpredictable and may become more stringent, which could have a material adverse effect on our tax position. Additionally, volatility in our stock price would affect the excess tax benefits from our equity compensation, which may adversely impact our effective tax rate. Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. Moreover, increases in our effective tax rate would reduce our profitability.

Our income tax provision could also be impacted by changes in accounting principles and changes in U.S. federal and state or international tax laws applicable to multinational corporations. For example, the One Big Beautiful Bill Act includes significant tax provisions such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act of 2017 (''TCJA''), modifications to the international tax framework and restoration of immediate expensing for domestic research and development expenditures, which were previously required to be capitalized and amortized over five years under TCJA. Changes in the interpretation or implementation of this new law have impacted in the past and may impact in the future the calculation of our tax payments and our financial results.

Any changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions could also impact our tax liabilities. The overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. For example, the Organisation for Economic Co-operation and Development (''OECD'') continues to implement reforms to the international tax system, including a 15% global minimum effective corporate tax rate referred to as Pillar Two. Since the initial implementation of Pillar Two by several countries in 2024, the framework has continued to evolve, most notably with the OECD/G20's January 2026 release of the ''side-by-side'' package. While as a US-parented multinational business we could be exempt from certain Pillar Two provisions for fiscal years beginning on or after January 1, 2026, provided we meet specific eligibility criteria, the increasingly complex global tax environment could still have a material adverse effect on our effective tax rate, results of operations, cash flows, and financial condition. We will continue to monitor and assess the implications of OECD-related developments to the side-by-side system, and the evolving Pillar Two framework.

Finally, we have been, and may be in the future, subject to income tax audits throughout the world. We believe our income, employment, and transactional tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, but an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (''Sarbanes-Oxley Act'') requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on internal controls over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal controls over financial reporting be attested to by our independent registered public accounting firm.

We must continue to monitor and assess our internal control over financial reporting. If in the future we have any material weaknesses, we may not detect errors on a timely basis and our financial statements may be materially misstated. Additionally, if in the future we are unable to comply with the requirements of the Sarbanes-Oxley Act in a timely manner, are unable to assert that our internal controls over financial reporting are effective, identify material weaknesses in our internal controls over financial reporting, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the NYSE, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have broad discretion in the use of our cash balances and may not use them effectively.

We have broad discretion in the use of our cash balances and may not use them effectively. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest our cash balances in a manner that does not produce income or that loses value. We are also subject to general economic conditions, including volatility in the financial markets, that can negatively affect our investment income or negatively impact the banking partners on which we rely for operating cash management. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock. A loss on our investments may also negatively impact our liquidity, which in turn may hurt our ability to invest in our business.

Risks Related to Our Intellectual Property

We have been and may in the future be sued by third parties for alleged infringement of their proprietary rights or misappropriation of intellectual property, and we may suffer damages or other harm from such proceedings.

There is considerable patent and other intellectual property development activity in our industry. Our competitors, as well as a number of other entities and individuals, including so-called non-practicing entities, may own or claim to own intellectual property relating to our solutions. From time to time, third parties have claimed, and may in the future claim, that we are infringing upon their intellectual property rights or that we have misappropriated their intellectual property. For example, our competitors have asserted trade secret misappropriation claims against us in the past. We are also aware of a non-practicing entity alleging that we infringed its patents. As competition in our market grows and as we develop new technology products, the possibility of patent infringement and other intellectual property claims against us increases. In the future, we expect others to claim that our solutions and underlying technology infringe or violate their intellectual property rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Such claims and litigation have caused and in the future could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications, or refund fees, which could be costly. Any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations even if we were to ultimately prevail in such litigation.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. As of January 31, 2026, we have filed numerous domestic and foreign patent applications and have been issued 111 U.S. patents and 11 international patents. We also rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners, consultants and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate and we may not be able to prevent the unauthorized disclosure or use of our technical knowledge, trade secrets or other confidential information. Further, if there is a breach or violation of the terms of our confidentiality agreements, we may not have adequate remedies.

Our ability to enforce our patent rights is subject to significant risks and uncertainties. Competitors or other third parties may be able to circumvent or design around our patents. Furthermore, the validity, scope, and enforceability of our patents may be challenged in proceedings before the U.S. Patent and Trademark Office's Patent Trial and Appeal Board ("PTAB"), including through Inter Partes Review ("IPR") and Post-Grant Review ("PGR") proceedings, or in federal district court litigation. Moreover, we cannot provide assurance that our patent portfolio covers every significant feature of our solutions or that we will properly mark our products with all applicable patents.

In addition, in order to protect our intellectual property rights, we may also be required to spend significant resources to maintain, monitor and protect these rights. Litigation brought to defend, protect, and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property (for example, if an entity against which we have asserted an intellectual property claim is successful in attacking the validity of our intellectual property). A successful challenge to our patents or a failure to adequately protect or mark our intellectual property could prevent or limit our ability to seek injunctive relief or recover damages for infringement. Furthermore, negative publicity related to a decision by us to initiate such enforcement actions against a customer or former customer, regardless of its accuracy, may adversely impact our other customer relationships or prospective customer relationships, harm our brand and business and could cause the market price of our common stock to decline. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and our business.

Risks Related to Our Status as a Public Benefit Corporation, Our ESG Disclosures, and Ownership of Our Common Stock

Our status as a Delaware public benefit corporation may not result in the benefits that we anticipate, requires our directors to balance the interest of stockholders with other interests, and may subject us to legal uncertainty and other risks.

We are a Delaware public benefit corporation ("PBC"). There are a very limited number of publicly traded PBCs, we are the first publicly traded company to convert to a PBC, and we are the largest publicly traded company, as measured by revenue or market capitalization, to operate as a PBC. As a PBC, we have unique legal obligations. We are required to adopt and include in our certificate of incorporation a public benefit purpose that is intended to have positive effects on a category of persons, entities or communities other than stockholder financial interest. Our public benefit purpose is to provide products and services that are intended to help make the industries we serve more productive, and to create high-quality employment opportunities in the communities in which we operate. Further, as a PBC, our Board is required to balance our stockholders' pecuniary (financial) interests, the best interests of those materially affected by our conduct, and pursuit of our public benefit purpose. We have identified those materially affected by our conduct (which we refer to as stakeholders) as including our customers, our employees, our partners, and the communities in which we operate.

We believe that operating as a PBC is beneficial to our business and consistent with the long-term interests of stockholders, but the benefits we anticipate from operating as a PBC may not materialize within the timeframe we expect or at all, or there may be negative effects. Further, we may be unable or slow to achieve the public benefits we have identified or we may make balancing determinations that are ultimately harmful to our business or to stockholders, which could adversely affect our reputation, business, financial condition, and results of operations and cause our stock price to decline.

In the event of a conflict between the interests of our stockholders, our stakeholders, and our public benefit purpose, our directors must only make an informed and disinterested decision, and not such that no person of ordinary, sound judgment would approve. Our directors have significant latitude under this standard and there is no guarantee that a conflict would be resolved in favor of our stockholders. This balancing obligation may allow our directors to make decisions that they could not have made pursuant to the fiduciary duties applicable prior to our PBC conversion, and such decisions may not maximize short-term stockholder value. For instance, in a sale of control transaction, our board of directors would be required to consider and balance the factors listed above and might choose to accept an offer that does not maximize short-term stockholder value due to its consideration of other factors.

Further, there is limited legal precedent or guidance regarding how to administer our obligation to balance the interests of stockholders, stakeholders, and the pursuit of our public benefit purpose. While we expect that, in large part, traditional Delaware corporation law principles and the application of those principles in case law—including those related to self-dealing, conflicts of interest, and the application of the business judgment rule—will continue to apply with respect to Delaware PBCs, there is currently limited case law involving PBCs, which may create legal uncertainty or additional litigation risk until additional case law develops. Stockholders of a Delaware PBC (if they, individually or collectively, own at least the lesser of two percent of the company's outstanding shares or shares with a market value of at least $2 million) may file suit to enforce the balancing obligation. Any such lawsuit might be a distraction to our management and board of directors, and could be costly, which may have an adverse impact on our financial condition and results of operations.

As a PBC, we are required to disclose to stockholders a report at least biennially that includes our assessment of our success in achieving our specific public benefit purpose, and we have committed to providing this report annually and making it publicly available. If we are not timely or are unable to provide this report, or if the report is not viewed favorably, our reputation and status as a PBC may be harmed.

While we do not view the additional reporting obligations of a PBC to be onerous, Delaware's PBC statute may be amended in the future to require more explicit or burdensome periodic reporting requirements and that could increase our expenses. In addition, if the public perceives that we are not successful in our public benefit purpose, or that our pursuit of our public benefit purpose is having a negative effect on the financial interests of our stockholders, that perception could negatively affect our reputation, which could adversely affect our business and results of operations.

Evolving expectations and disclosure requirements related to environmental, social and governance matters expose us to risks that could adversely affect our reputation and performance.

The positions we take on environmental, social, and corporate governance ("ESG") matters may impact our brand and reputation, our ability to attract or retain customers, or our relationships with our employees, stockholders, and other stakeholders. These positions or a failure or perceived failure to meet certain stated ESG commitments could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities.

Standards for tracking and reporting ESG matters continue to evolve on a state, national, and international level. Our processes and controls may not comply with evolving standards for identifying, measuring, and reporting ESG metrics. Furthermore, various regulations may differ from each other, making universal compliance challenging as a multinational company, and increasing regulatory requirements and regulatory scrutiny related to ESG matters may result in higher compliance costs for us. Our failure or perceived failure to satisfy various reporting standards on a timely basis, or at all, could have similar negative impacts or expose us to government enforcement actions and private litigation.

Our common stock price has been and will likely continue to be volatile.

The trading price of our common stock has been, and will likely continue to be, volatile for the foreseeable future. In addition, the trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our common stock is likely to be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. Uncertain macroeconomic and geopolitical factors, including as a result of changes in trade policies and practices (including the imposition or threatened imposition of tariffs), worldwide inflationary pressures, currency exchange fluctuations, changes in interest rates, or other economic policies, geopolitical conflicts (like the Russian invasion of Ukraine and the conflict in the Middle East), and concerns about a possible domestic or global recession have led to volatility in the stock market. As a result, our stock price has changed significantly in recent periods, and we expect the trading price of our common stock will likely continue to be volatile for the foreseeable future. In addition to those risks described in this "Risk Factors" section, other factors have in the past and could in the future impact the value of our common stock, including:

- fluctuations in the valuation of companies perceived by investors to be comparable to us, such as high-growth, cloud, or AI companies, or in valuation metrics, such as our price to revenues ratio;

- overall performance of the stock market;

- changes in our financial, operating or other metrics, regardless of whether we consider those metrics as reflective of the current state or long-term prospects of our business, and how those results compare to securities analyst expectations, including whether those results fail to meet, exceed, or significantly exceed securities analyst expectations;

- changes in the forward-looking estimates of our financial, operating, or other metrics, how those estimates compare to securities analyst expectations, or changes in recommendations by securities analysts that follow our common stock;

- announcements of customer additions and customer cancellations or delays in customer purchases;

- the net increase in the number of customers, either independently or as compared to published expectations of industry, financial or other analysts that cover us;

- announcements by us or by our competitors of technological innovations, new solutions, enhancements to services, strategic alliances or significant agreements;

- announcements by us or by our competitors of mergers or other strategic acquisitions or rumors of such transactions;

- the economy as a whole and market conditions within our industry and the industries of our customers, including economic and regulatory uncertainty, as well as market perception of the software industry generally;

- macroeconomic and geopolitical factors and instability and volatility in the global financial markets;

- future monetary policy changes in the United States and globally;

- factors that impact the life sciences industry (including government funding and staffing of relevant agencies and research, drug pricing regulation, healthcare funding and eligibility reforms, or other regulatory or policy changes);

- the operating performance and market value of other comparable companies;

- securities or industry analysts downgrading our common stock or publishing inaccurate or unfavorable research about our business;

- trading activity by directors, executive officers (in particular our Chief Executive Officer who holds a significant portion of our outstanding common stock and a significant number of vested options), and other significant stockholders, or the perception in the market that the holders of a large number of shares intend to sell their shares;

- our ability to execute on our share repurchase program as planned, including whether we meet internal or external expectations around the timing or price of share repurchases, and any changes to the program;

- issuances of shares of common stock in connection with our equity compensation plan, acquisitions, financings, and exercises of stock options resulting in dilution to our existing stockholders; and

- any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Our share repurchase program may not enhance long-term shareholder value.

In January 2026, our board of directors authorized a share repurchase program of up to $2 billion of our outstanding shares of common stock. Under the program, we may repurchase shares of common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The timing and total amount of any share repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase program has a term of two years, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of common stock. Any repurchased shares of common stock will be retired.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. The existence of our share repurchase program could cause our stock price to trade higher than it otherwise would and could potentially reduce the market liquidity for our stock. Our share repurchase program may not enhance long-term stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares, and short-term stock price fluctuations could reduce the effectiveness of this program.

Repurchasing our common stock will reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize long-term stockholder value from our share repurchase program. Furthermore, the timing and amount of repurchases, if any, will be subject to liquidity, market and economic conditions, any excise tax on share repurchases, compliance with applicable legal requirements such as Delaware surplus and solvency tests, and other relevant factors.

We do not intend to pay dividends on our capital stock for the foreseeable future, so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our capital stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of the price of our common stock.

Provisions in our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

- permit our board of directors to establish the number of directors;

- provide that directors may only be removed with the approval of 66-2/3% of our stockholders;

- require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- require our board of directors to consider and balance our stockholders' pecuniary (financial) interests, the best interests of those materially affected by our conduct, and the pursuit of our public benefit purpose, which may, in turn, allow our board of directors to make a decision about a change of control transaction that does not maximize short-term stockholder value;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations, and other transactions between us and holders of 15% or more of our common stock.

Our bylaws provide for exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or any action asserting a claim against us that is governed by the internal affairs doctrine. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act of 1933, such a provision known as a "Federal Forum Provision." Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data.

Governance

The Cybersecurity Committee of our board of directors exercises oversight over our cybersecurity and privacy programs and controls for our products and our internal-use information technology. The Cybersecurity Committee is chaired by a director with cybersecurity expertise and board and executive experience at large technology companies. The Cybersecurity Committee receives reports from management on a regular basis on a range of topics, including the current cybersecurity landscape and emerging threats, the status of ongoing cybersecurity initiatives, incident reports from cybersecurity and privacy events, data privacy policies and procedures, and compliance with regulatory requirements and industry standards.

Our day-to-day cybersecurity and technology risk management efforts, including oversight of our information security management system, are led by our Chief Information Officer ("CIO"), a member of our executive leadership team with over three decades of experience in the field, whose cybersecurity experience includes serving in executive roles at other companies leading security, operations, audit, and compliance teams. Our Chief Information Security Officer ("CISO"), who has over two decades of experience in cybersecurity, including over five years at Veeva, reports to the CIO and oversees our security team. Our CISO's cybersecurity experience includes serving as a security architect and Director of Security Engineering at Veeva, and overseeing security, automation, and performance testing for other technology companies.

Cybersecurity risk management is integrated into our broader risk management framework. We have a security points of contact program, which embeds security experts into product development, services, and IT teams. In addition, a security council, chaired by our CISO, meets monthly to discuss the security program, security incidents, and ongoing program objectives. The council is comprised of senior leaders in product development, operations, security, quality, and services, and helps ensure that security remains a top priority across the enterprise.

Form 10-K

Risks Management and Strategy

Information Security Management System

We maintain a comprehensive Information Security Management System ("ISMS"), which is managed by our CISO and is designed to ensure the confidentiality, integrity, and availability of customer data, corporate data (such as intellectual property or source code), employee data, and our systems. Our ISMS is founded on the following industry-leading and regulatory standards:

- ISO 9001:2015 – Quality Management Systems

- ISO/IEC 27001:2022 – Information Security Management

- SOC2 Type II – System and Organization Controls

- SEI Capability Maturity Model Integration (v1.3)

- IT Infrastructure Library ("ITIL") version 3

- ICH Q9 – Quality Risk Management

Our ISMS is certified to ISO/IEC 27001 and incorporates the ISO/IEC 27017 and ISO/IEC 27018 codes of practice for cloud security and privacy.

Critical elements of our ISMS include:

- *Operational measures to monitor and respond to data breaches and cyberattacks*. We have application, database, network, and resource monitoring in place that are designated to identify vulnerabilities, protect our applications, and alert incident response personnel. Security incidents are addressed by our Security Incident Management Policy, which includes a formal incident response process. We also provide a trust site that displays upcoming maintenance downtimes, data center incidents, and relevant security communications.

- *Preventative measures to hinder or limit cyberattacks*. We procure, develop, deploy, and maintain preventative solutions and follow preventative practices for our corporate IT and product engineering infrastructures, as well as the production infrastructure that processes our customer data. These solutions and practices include identity and access management, separation of duties, secure software development, network and data security, and system hardening.

- *Vulnerability and penetration testing*. We commission annual vulnerability and penetration testing of certain systems by industry-recognized, third-party security specialists. In addition, our software products undergo internal vulnerability testing using automated and manual methods prior to general availability.

- *Training*. We require role-based security and security awareness training. All employees receive annual training on our Code of Conduct and our Acceptable Use Policy, which establishes our commitment to protecting the confidential and proprietary information of our customers and partners. In addition, all new hires and contractors must undergo information security awareness training. Subsequent security awareness training is required annually for all active employees and contractors. Employees are trained to promptly report security incidents. Employees in certain roles (e.g., customer support representatives, developers, and hiring managers) receive more extensive data and application security training annually.

- *Disaster recovery and business continuity*. Our solutions are designed to help avoid single points of failure to reduce the chance of business disruption from security breaches, incidents, and other disruptions of systems. We maintain formally documented recovery processes that may be activated in the event of a significant business disruption of our corporate IT infrastructure or the production infrastructure that processes our customer data. We conduct testing, at least annually, to verify the validity of the recovery processes and provide reports on the test results for production infrastructure that processes our customer data to customers via access to a customer portal.

Process for Identifying Material Cybersecurity Incidents

Potentially material cybersecurity incidents are escalated according to our Security Incident Management Policy to a management response team comprising our Chief Information Officer, Chief Financial Officer, Chief Accounting Officer, General Counsel, Chief Privacy Officer, and Associate General Counsel (Corporate). Our Security Incident Management Policy is designed to inform the management response team about, and monitor, the prevention, detection, mitigation, and remediation of cybersecurity incidents. The management response team is responsible for timely determining materiality and overseeing the appropriate reporting of certain cybersecurity incidents.

Cybersecurity risks, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect our business strategy, results of operations, or financial condition. For additional information regarding risks from cybersecurity threats that we face, and regarding our likelihood of being materially affected by risks from cybersecurity threats, please see Item 1A, "Risk Factors".

Supplier Management Program

Through our Supplier Management Program, we maintain procedures that specify requirements for the assessment of suppliers and contractors who provide services that may impact our product and process quality. These procedures allow us to identify risks from potential cybersecurity incidents associated with our use of products and services from these suppliers and ensure that there is an appropriate level of oversight of our vendors' quality systems. We perform initial audits and then periodic, risk-based audits on our suppliers to ensure their products and services conform to our established quality standards.

ITEM 2.   PROPERTIES.

We own our Pleasanton, California corporate headquarters, which currently accommodates our principal executive and significant portions of our product development, engineering, marketing, finance, and legal organizations. We expect that our corporate headquarters will support the overall growth of our business for the near term.

We also lease offices in various locations, including North America, Europe, Asia Pacific, and Latin America. We expect to expand our facilities capacity in certain field locations during our fiscal year ending January 31, 2027 and may further expand our facilities capacity after January 31, 2027 as our employee base grows. We believe that we will be able to obtain additional space on commercially reasonable terms. See note 9 of the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information about our lease commitments.

ITEM 3.   LEGAL PROCEEDINGS.

From time to time, we may be involved in legal proceedings and subject to claims incident to the ordinary course of business. For information regarding certain legal proceedings, see note 13 of the notes to our consolidated financial statements, which is incorporated herein by reference.

Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently a party to any legal proceedings, the outcome of which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial position. Regardless of the outcome, such proceedings can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol "VEEV."

Stockholders

As of January 31, 2026, we had 17 holders of record of our common stock. The actual number of holders of common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table presents information with respect to our repurchases of common stock during the three months ended January 31, 2026:

Period	Total Number of Shares Purchased[2]	Average Price Paid per Share[1]	Total Number of Shares Purchased as a Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Program (in millions)
November 1 - 30, 2025	—	$ —	—	$ —
December 1 - 31, 2025	—	$ —	—	$ —
January 1 - 31, 2026	801,735	$224.43	801,735	$1,820
Total	801,735	$224.43	801,735	$1,820

(1) Amounts exclude commissions.

(2) On January 5, 2026, we announced that our board of directors authorized a share repurchase program of up to $2 billion of our outstanding shares of common stock. Under the program, we may repurchase shares of common stock from time to time through open market purchases, in privately negotiated transactions, and other transactions in accordance with applicable securities laws. The share repurchase program has a term of two years, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of common stock. See note 10 of the notes to our consolidated financial statements for additional information related to share repurchases.

Recent Sales of Unregistered Securities

None.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the S&P 500 Index and the S&P 1500 Application Software Index. The chart assumes $100 was invested at the close of market on January 31, 2021 in the common stock of Veeva Systems Inc., the S&P 500 Index, and the S&P 1500 Application Software Index and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Veeva Systems Inc., the S&P 500 Index
and the S&P Composite 1500 Application Software Index

*$100 invested on 1/31/21 in stock or index, including reinvestment of dividends.
Fiscal year ending January 31.

	January 31,					
	2021	2022	2023	2024	2025	2026
Veeva Systems Inc.	100.00	85.57	61.70	75.03	84.38	73.77
S&P 500	100.00	123.29	113.16	136.72	172.78	201.03
S&P 1500 Application Software Index	100.00	110.90	89.84	135.58	147.25	125.07

ITEM 6.   [RESERVED].

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this report, including those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development ("R&D") through commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations.

Our industry cloud solutions are grouped into four major product categories—Veeva Development Cloud, Veeva Quality Cloud, Veeva Commercial Cloud, and Veeva Data Cloud. For financial reporting purposes, "Commercial Solutions" revenues refer to revenues associated with our Veeva Commercial Cloud and Veeva Data Cloud solutions, and "R&D and Quality Solutions" revenues refer to revenues associated with our Veeva Development Cloud and Veeva Quality Cloud solutions.

In our fiscal year ended January 31, 2026, we derived approximately 47% and 53% of our subscription revenues and 45% and 55% of our total revenues from our Commercial Solutions and R&D and Quality Solutions, respectively. For the fiscal year ended January 31, 2025, we derived approximately 48% and 52% of our subscription revenues and 47% and 53% of our total revenues from our Commercial Solutions and R&D and Quality Solutions, respectively. Revenues associated with our R&D and Quality Solutions are expected to increase as a percentage of both subscription revenues and total revenues in the future. We also offer certain of our R&D and Quality Solutions to industries outside the life sciences industry primarily in North America and Europe.

For our fiscal years ended January 31, 2026, 2025, and 2024, our total revenues were $3,195 million, $2,747 million, and $2,364 million, respectively, representing year-over-year growth in total revenues of 16% in our fiscal year ended January 31, 2026, and 16% in our fiscal year ended January 31, 2025. For our fiscal years ended January 31, 2026, 2025, and 2024, our subscription revenues were $2,684 million, $2,285 million, and $1,902 million, respectively, representing year-over-year growth in subscription revenues of 17% in our fiscal year ended January 31, 2026, and 20% in our fiscal year ended January 31, 2025. We generated net income of $909 million, $714 million, and $526 million for our fiscal years ended January 31, 2026, 2025, and 2024, respectively.

As of January 31, 2026, 2025, and 2024, we served 1,552, 1,477, and 1,432 customers, respectively. As of January 31, 2026, 2025, and 2024, we had 767, 730, and 693 Commercial Solutions customers, respectively, and 1,196, 1,125, and 1,078 R&D and Quality Solutions customers, respectively. These customer count totals are net of customer attrition during each period. The combined customer counts for Commercial Solutions and R&D and Quality Solutions exceed the total customer count in each year because some customers subscribe to products in both areas. Many of our applications for R&D are used by smaller, earlier-stage, pre-commercial companies, some of which may not reach the commercialization stage.

Components of Results of Operations

Revenues

We derive our revenues primarily from subscription fees and professional services fees. Subscription revenues consist of fees from customers accessing our software and data solutions. Professional services and other revenues consist primarily of fees from implementation services, configuration, and managed services in connection with our solutions, as well as services related to our speakers bureau logistics and Veeva Business Consulting offering. For the fiscal year ended January 31, 2026, subscription revenues constituted 84% of total revenues and professional services and other revenues constituted 16% of total revenues.

We generally enter into master subscription agreements with our customers and count each distinct master subscription agreement that has not been terminated or expired and that has orders for which we have recognized revenue in the quarter as a distinct customer for purposes of determining our total number of current customers as of the end of that quarter. We generally enter into a single master subscription agreement with each customer, although in some instances, affiliated legal entities within the same corporate family may enter into separate master subscription agreements. Conversely, affiliated legal entities that maintain distinct master subscription agreements may choose to consolidate their orders under a single master subscription agreement, and, in that circumstance, our customer count would decrease. Divisions, subsidiaries, and operating units of our customers often place distinct orders for our subscription services under the same master subscription agreement, and we do not count such distinct orders as new customers for purposes of determining our total customer count. For Veeva Crossix, we do not count as distinct customers agencies contracting with us on behalf of brands within life sciences companies.

New subscription orders for our CRM applications generally have a one-year term. If a customer adds end users or additional Commercial Solutions to an existing order for a CRM application, such additional orders will generally be coterminous with the anniversary date of the CRM order, and as a result, orders for additional end users or additional Commercial Solutions will commonly have an initial term of less than one year.

Subscription revenues are generally recognized ratably over the respective noncancellable subscription term because of the continuous transfer of control to the customer. Our master subscription agreements governing multi-year orders generally include a termination for convenience right for our customers. The amount of revenue recognized from such orders will generally be consistent with the amount invoiced for the relevant term of the order.

Our subscription orders are generally billed at the beginning of the subscription period in annual or quarterly increments, which means the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. Also, particularly with respect to expansion orders for our Commercial Solutions, because the term of orders for additional end users or applications is commonly less than one year to align to the renewal date of existing Commercial Solutions orders, the annualized value of such orders may not be completely reflected in deferred revenue at any single point in time. We have also agreed from time to time, and may agree in the future, to allow customers to change the renewal dates of their orders to, for example, align more closely with a customer's annual budget process or to align with the renewal dates of other orders placed by other entities within the same corporate control group, or to change payment terms from annual to quarterly, or vice versa. Such changes may result in an order of less than one year as necessary to align all orders to the desired renewal date and, thus, may result in a lesser increase to deferred revenue compared to if the adjustment had not occurred. Additionally, changes in renewal dates may change the fiscal quarter in which deferred revenue associated with a particular order is booked. Accordingly, we do not believe that changes on a quarterly or annual basis in deferred revenue, calculated billings, or normalized billings are precise indicators of future revenues. We define the term calculated billings for any period to mean revenue for the period plus the change in deferred revenue from the immediately preceding period minus the change in unbilled accounts receivable from the immediately preceding period. We define the term normalized billings for any period to mean calculated billings adjusted for the impact of (i) term changes in our customer renewals, such as changes to renewal date (for example, changing the renewal date of multiple products to be coterminous) or changes to billing frequency (for example, changing from annual to quarterly billings), and (ii) delayed renewals that have closed and billed after the period end.

Our agreements typically provide that orders will automatically renew unless notice of non-renewal is provided in advance. Subscription revenues are affected primarily by the number of customers, the scope of the subscription purchased by each customer (for example, the number of end users or other subscription usage metric) and the number of solutions subscribed to by each customer.

We utilize our own personnel to perform our professional services and business consulting engagements with customers. In certain cases, we may utilize third-party subcontractors to perform professional services engagements. The majority of our professional services arrangements are billed on a time and materials basis and revenues are recognized over time based on time incurred and contractually agreed upon rates. Certain professional services and business consulting arrangements are billed on a fixed fee basis and revenues are typically recognized over time as the services are delivered based on time incurred. Professional services revenues are affected primarily by our customers' demands for implementation services, configuration, managed services, and speakers bureau logistics. Our business consulting revenues are affected primarily by our customers' demands for services related to a particular customer success initiative, strategic analysis, or business process change, and not by cloud software implementation.

Allocated Overhead

We accumulate certain costs such as office rent, utilities, and other facilities costs, information technology, and building depreciation, and allocate them across the various departments based on headcount. We refer to these costs as "allocated overhead."

Cost of Revenues

Cost of subscription revenues for all of our solutions consists of expenses related to our computing infrastructure provided by third parties, including Amazon Web Services and Salesforce, Inc., personnel related costs associated with hosting our subscription services and providing support, including our data stewards, data acquisition costs, and costs of delivering our data solutions, expenses associated with computer equipment and software, and allocated overhead.

Cost of professional services and other revenues consists primarily of employee-related expenses associated with providing professional and business consulting services. The cost of providing professional services is significantly higher as a percentage of the related revenues than the cost of subscription due to the direct labor costs and costs of third-party subcontractors.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee-related expenses, hosted infrastructure costs, and allocated overhead. We continue to focus our research and development efforts on our platforms, including adding new features and applications and increasing the functionality and enhancing the ease of use of our cloud-based applications.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing program costs, travel-related expenses, amortization expense associated with purchased intangibles primarily related to our customer relationships, and allocated overhead. Marketing program costs include advertising, customer events, corporate communications, brand awareness, and product marketing activities. Sales commissions are costs of obtaining new customer contracts and are capitalized and then amortized over a period of benefit that we have determined to be three years.

General and Administrative. General and administrative expenses consist of employee-related expenses for our finance and accounting, legal, employee success, management information systems personnel, and other administrative employees. In addition, general and administrative expenses include fees related to third-party legal counsel, fees related to third-party accounting, tax and audit services, other corporate expenses, and allocated overhead.

Other Income, Net

Other income, net, consists primarily of interest income, amortization of premiums paid or accretion of discounts on investments, and transaction gains or losses on foreign currency, net of hedging costs.

Provision for Income Taxes

Provision for income taxes consists of federal, state, and local income taxes in the United States and income taxes in certain foreign jurisdictions. See note 7 of the notes to our consolidated financial statements.

Recent Accounting Pronouncements

See note 1 of the notes to our consolidated financial statements in "Part II, Item 8. Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Fiscal year ended January 31,	
	2026	2025
	(in thousands)	
Consolidated Statements of Comprehensive Income Data:		
Revenues:		
Subscription	$2,684,194	$2,284,659
Professional services and other	511,117	461,960
Total revenues	3,195,311	2,746,619
Cost of revenues[1]:		
Cost of subscription	362,888	323,070
Cost of professional services and other	419,131	376,566
Total cost of revenues	782,019	699,636
Gross profit	2,413,292	2,046,983
Operating expenses[1]:		
Research and development	767,386	693,078
Sales and marketing	428,798	396,726
General and administrative	300,739	265,744
Total operating expenses	1,496,923	1,355,548
Operating income	916,369	691,435
Other income, net	278,139	227,946
Income before income taxes	1,194,508	919,381
Income tax provision	285,602	205,243
Net income	$ 908,906	$ 714,138

[1] Includes stock-based compensation as follows:

Cost of subscription	$ 7,342	$ 6,591
Cost of professional services and other	57,376	51,377
Research and development	204,893	185,901
Sales and marketing	97,355	90,178
General and administrative	105,737	103,303
Total stock-based compensation	$472,703	$437,350

Fiscal Year Ended January 31, 2026 and 2025

The following is a discussion of our results of operations for the year ended January 31, 2026 compared to the year ended January 31, 2025. For a discussion of our results of operations for the year ended January 31, 2025 compared to the year ended January 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2025, which is hereby incorporated by reference.

Revenues

	Fiscal year ended January 31,		% Change
	---	---	---
	2026	2025	
	(dollars in thousands)		
Revenues:			
Subscription	$2,684,194	$2,284,659	17%
Professional services and other	511,117	461,960	11%
Total revenues	$3,195,311	$2,746,619	16%
Percentage of revenues:			
Subscription	84%	83%	
Professional services and other	16	17	
Total revenues	100%	100%	

Total revenues for the fiscal year ended January 31, 2026 increased $449 million, of which $400 million was from growth in subscription revenue.

The increase in subscription revenues consisted of $247 million attributable to R&D and Quality Solutions and $153 million attributable to Commercial Solutions. The increase in subscription revenue attributable to R&D and Quality Solutions was primarily driven by the expanding use by existing customers of our Veeva Development Cloud and Veeva Quality Cloud products and, to a lesser extent, due to higher prices in connection with our annual inflation adjustment for Veeva Development Cloud products. The increase in subscription revenue attributable to Commercial Solutions was primarily driven by the expanding use by existing customers of our Veeva Commercial Cloud and Veeva Data Cloud products and, to a lesser extent, due to higher prices in connection with our annual inflation adjustment for Veeva Commercial Cloud products. The geographic mix of subscription revenues was 60% from North America, 28% from Europe, and 12% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2026, as compared to 59% from North America, 28% from Europe, and 13% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2025.

Professional services and other revenues for the fiscal year ended January 31, 2026 increased $49 million. The increase was primarily due to an increase in business consulting and implementation services. The geographic mix of professional services and other revenues was 58% from North America, 36% from Europe, and 6% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2026, as compared to 60% from North America, 33% from Europe, and 7% from other locations, primarily Asia Pacific, for the fiscal year ended January 31, 2025.

Cost of Revenue and Gross Margin

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
Cost of revenues:			
Cost of subscription	$362,888	$323,070	12%
Cost of professional services and other	419,131	376,566	11%
Total cost of revenues	$782,019	$699,636	12%
Gross margin percentage:			
Subscription	87%	86%	
Professional services and other	18%	19%	
Total gross margin percentage	76%	75%	
Gross profit	$2,413,292	$2,046,983	18%

Cost of revenues for the fiscal year ended January 31, 2026 increased $82 million, comprised of a $42 million increase in cost of professional services and other and a $40 million increase in cost of subscription. The $42 million increase in cost of professional services and other was primarily related to employee compensation-related costs, which was driven by increases in salaries and benefits, as well as headcount. The increase in cost of subscription was primarily due to an increase of $36 million related to computing infrastructure and data costs. The increase in computing infrastructure costs was driven by an increase in both the number of end users and the volume of activity by end users of our subscription services. The increase in data costs is related to our continued investment in our data solutions.

We expect cost of subscription to increase in absolute dollars in the future due to increased usage of our subscription services and continued investment in our data solutions. We expect cost of professional services and other to increase in absolute dollars in the future as we continue to invest in our services organization.

Operating Expenses and Operating Margin

Operating expenses include research and development, sales and marketing, and general and administrative expenses. We expect operating expenses to increase in the future, primarily due to employee compensation-related costs.

Research and Development

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
Research and development	$767,386	$693,078	11%
Percentage of total revenues	24%	25%	

Research and development expenses for the fiscal year ended January 31, 2026 increased $74 million, primarily due to an increase of $64 million in employee compensation-related costs, which was driven by increases in salaries and benefits, as well as headcount. The expansion of our headcount in research and development was to support development work for the products that we offer or may offer in the future.

We expect research and development expenses to increase in the future, primarily due to employee compensation-related costs and hosting fees as we continue to invest in our product offerings.

Form 10-K

Sales and Marketing

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
Sales and marketing	$428,798	$396,726	8%
Percentage of total revenues	13%	14%	

Sales and marketing expenses for the fiscal year ended January 31, 2026 increased $32 million, primarily due to an increase of $29 million in employee compensation-related costs, which was driven by increases in salaries and benefits, as well as headcount. The expansion of our headcount was to support our sales and marketing efforts associated with our product offerings.

We expect sales and marketing expenses to increase in the future, primarily due to employee compensation-related costs and the increase in marketing program costs related to events.

General and Administrative

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
General and administrative	$300,739	$265,744	13%
Percentage of total revenues	9%	10%	

General and administrative expenses for the fiscal year ended January 31, 2026 increased $35 million, primarily due to a net increase of $26 million in litigation settlement-related charges.

We expect general and administrative expenses to decrease in the next fiscal year, due to the litigation settlement-related charges discussed above.

Other Income, Net

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
Other income, net	$278,139	$227,946	22%

Other income, net, for the fiscal year ended January 31, 2026 increased $50 million, primarily due to an increase in interest income from higher investment asset and cash balances.

Provision for Income Taxes

	Fiscal year ended January 31,		% Change
	2026	2025	
	(dollars in thousands)		
Income before income taxes	$1,194,508	$919,381	30%
Income tax provision	$285,602	$205,243	39%
Effective tax rate	23.9%	22.3%	

The provision for income taxes differs from the tax computed at the U.S. federal statutory income tax rate primarily due to state taxes, equity compensation, tax credits, and foreign-derived intangible income ("FDII") deduction. Future tax rates could be affected by changes in tax laws and regulations or by rulings in tax related litigation, as may be applicable.

During the fiscal year ended January 31, 2026, as compared to the prior fiscal year, our effective tax rate increased primarily due to the indirect effects of the One Big Beautiful Bill Act ("OBBBA"), offset by increased excess tax benefits related to equity compensation. In addition, the OBBBA restored the immediate expensing of certain domestic R&D expenditures and included an election to accelerate the unamortized capitalized R&D over a two-year period, which decreased our taxable income resulting in a decrease in our FDII benefit.

Non-GAAP Financial Measures

In our public disclosures, we have provided non-GAAP measures, which we define as financial information that has not been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. In addition to our GAAP measures, we use these non-GAAP financial measures internally for budgeting and resource allocation purposes and in analyzing our financial results.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

- Excess tax benefits. Excess tax benefits from employee stock plans are dependent on previously agreed-upon equity grants to our employees, vesting of those grants, stock price, and exercise behavior of our employees, which can fluctuate from quarter to quarter. Because these fluctuations are not directly related to our business operations, we find it useful to exclude excess tax benefits when assessing the level of cash provided by operating activities. Given the nature of the excess tax benefits, we believe excluding it allows investors to make meaningful comparisons between our operating cash flows from quarter to quarter and those of other companies.

- Stock-based compensation expenses. We exclude stock-based compensation expenses primarily because they are non-cash expenses that we exclude from our internal management reporting processes. We also find it useful to exclude these expenses when we assess the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use, we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

- Amortization of purchased intangibles. We incur amortization expense for purchased intangible assets in connection with acquisitions of certain businesses and technologies. Amortization of intangible assets is a non-cash expense and is inconsistent in amount and frequency because it is significantly affected by the timing, size of acquisitions, and the inherent subjective nature of purchase price allocations. Because these costs have already been incurred and cannot be recovered, and are non-cash expenses, we exclude these expenses for internal management reporting processes. We also find it useful to exclude these charges when assessing the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Investors should note that the use of intangible assets contributed to our revenues earned during the periods presented and will contribute to our future period revenues as well.

Form 10-K

- Litigation settlement-related charges. We exclude certain costs related to litigation settlements, including outcome-based payments to the law firms that represented us, because they are non-recurring and outside the ordinary course of business. Because these costs are unrelated to our day-to-day business operations, we believe excluding them enables more consistent evaluation of our operating results.

- Income tax effects on the difference between GAAP and non-GAAP costs and expenses. The income tax effects that are excluded relate to the imputed tax impact on the difference between GAAP and non-GAAP costs and expenses due to stock-based compensation and purchased intangibles for GAAP and non-GAAP measures.

Limitations on the Use of Non-GAAP Financial Measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies.

The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business, and to view our non-GAAP financial measures in conjunction with the most directly comparable GAAP financial measures.

The following table reconciles the specific items excluded from GAAP metrics in the calculation of non-GAAP metrics for the periods shown below:

	Fiscal year ended January 31,	
	2026	2025
	(in thousands)	
Net cash provided by operating activities on a GAAP basis	$ 1,415,225	$1,090,051
Excess tax benefits from employee stock plans	(25,273)	(8,932)
Net cash provided by operating activities on a non-GAAP basis	$ 1,389,952	$1,081,119
Net cash used in investing activities on a GAAP basis	$(1,104,362)	$ (700,138)
Net cash (used in) provided by financing activities on a GAAP basis	$ (9,333)	$ 26,115
Operating income on a GAAP basis	$ 916,369	$ 691,435
Stock-based compensation expense	472,703	437,350
Amortization of purchased intangibles	14,146	18,558
Litigation settlement-related charges	30,627	5,000
Operating income on a non-GAAP basis	$ 1,433,845	$1,152,343
Net income on a GAAP basis	$ 908,906	$ 714,138
Stock-based compensation expense	472,703	437,350
Amortization of purchased intangibles	14,146	18,558
Litigation settlement-related charges	30,627	5,000
Income tax effect on non-GAAP adjustments[1]	(73,915)	(84,618)
Net income on a non-GAAP basis	$ 1,352,468	$1,090,428
Diluted net income per share on a GAAP basis	$ 5.44	$ 4.32
Stock-based compensation expense	2.83	2.65
Amortization of purchased intangibles	0.08	0.11
Litigation settlement-related charges	0.18	0.03
Income tax effect on non-GAAP adjustments[1]	(0.43)	(0.51)
Diluted net income per share on a non-GAAP basis	$ 8.10	$ 6.60

[1]   For the fiscal years ended January 31, 2026 and 2025, we used an estimated annual effective non-GAAP tax rate of 21%.

Liquidity and Capital Resources

	Fiscal year ended January 31,		
	2026	2025	2024
	(in thousands)		
Net cash provided by operating activities	$ 1,415,225	$1,090,051	$ 911,339
Net cash used in investing activities	(1,104,362)	(700,138)	(1,076,351)
Net cash (used in) provided by financing activities	(9,333)	26,115	(16,188)
Effect of exchange rate changes on cash and cash equivalents	919	(1,735)	(1,780)
Net change in cash and cash equivalents	$ 302,449	$ 414,293	$ (182,980)

Our principal sources of liquidity continue to be comprised of our existing cash, cash equivalents, and short-term investments. As of January 31, 2026, our cash, cash equivalents, and short-term investments totaled $6.6 billion, of which $86 million represented cash and cash equivalents held outside of the United States.

Our primary use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, investments in our information technology infrastructure, and general operating expenses for marketing, facilities, and overhead costs. Long-term cash requirements for items other than normal operating expenses could include the following: the acquisition of businesses, or technologies complementary to our business, share repurchases, and capital expenditures.

Our non-U.S. cash and cash equivalents are not considered indefinitely reinvested outside the United States, except in certain designated jurisdictions. As of January 31, 2026, we have not recorded any taxes, such as withholding taxes, associated with the foreign earnings that are indefinitely reinvested outside of the United States. Under currently enacted tax laws, if we were to choose to repatriate the funds we have designated as indefinitely reinvested outside the United States, such amounts may be subject to certain jurisdictional taxes (e.g., withholding taxes).

We have financed our operations primarily through cash generated from operations. We believe our existing cash, cash equivalents, and short-term investments will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the ongoing investments in technology infrastructure, the introduction of new and enhanced solutions, and the continuing market acceptance of our solutions. In addition to share repurchase activity, we may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing for those arrangements or for other reasons.

Share Repurchase Program

In January 2026, our board of directors authorized a share repurchase program of up to $2 billion of our outstanding shares of common stock. Under the program, we may repurchase shares of common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The timing and total amount of any share repurchases depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase program has a term of two years, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of common stock. Any repurchased shares of common stock will be retired. The repurchase program will be funded using our working capital.

During the fiscal year ended January 31, 2026, we repurchased and subsequently retired 801,735 shares of our common stock for an aggregate amount of approximately $180 million.

Fiscal Year Ended January 31, 2026 and 2025

The following is a discussion of our cash flows for the year ended January 31, 2026 compared to the year ended January 31, 2025. For a discussion of our cash flows for the year ended January 31, 2025 compared to the year ended January 31, 2024, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended January 31, 2025, which is hereby incorporated by reference.

Cash Flows from Operating Activities

Our largest source of operating cash inflows is cash collections from our customers for subscription services. We also generate significant cash flows from our professional services arrangements. The first quarter of our fiscal year is seasonally the strongest quarter for cash inflows due to the collections from our annual subscription billings. As a result, we expect cash flows from operating activities to be substantially less in each of the subsequent quarters of the fiscal year. Our primary uses of cash from operating activities are for employee-related expenditures, expenses related to our computing infrastructure (including Amazon Web Services and Salesforce), building infrastructure costs (including leases for office space), and fees for third-party legal counsel and accounting services.

Net cash provided by operating activities was $1,415 million for the fiscal year ended January 31, 2026 compared to $1,090 million provided by operating activities for the fiscal year ended January 31, 2025. The increase in cash provided by operating activities was primarily due to increased sales and the related cash collections and the impact of the OBBBA, partially offset by increased expenses.

The OBBBA restored the option to deduct certain domestic research and development expenditures, which were previously required to be capitalized and amortized over five years under the Tax Cuts and Jobs Act of 2017. Additionally, the OBBBA provides for an election to accelerate the deduction of unamortized capitalized domestic research and development expenditures from fiscal years ended January 31, 2023 to January 31, 2025. The OBBBA is expected to increase our cash flows from operating activities in future periods, the amounts of which we are unable to estimate at this time.

Cash Flows from Investing Activities

Investing activities primarily relate to cash used for the purchase of marketable securities, net of maturities, as well as capital expenditures.

Net cash used in investing activities was $1,104 million for the fiscal year ended January 31, 2026 compared to $700 million used in investing activities for the fiscal year ended January 31, 2025. The increase in cash used in investing activities was primarily due to the increase in purchases of short-term investments.

Cash Flows from Financing Activities

The cash flows from financing activities relate primarily to share repurchases and taxes paid on behalf of employees related to the net share settlement of restricted stock units ("RSUs"), offset by stock option exercises.

Net cash used in financing activities was $9 million for the fiscal year ended January 31, 2026 compared to $26 million provided by financing activities for the fiscal year ended January 31, 2025. The change in cash used in financing activities was primarily due to share repurchases, offset by an increase in proceeds from employee stock option exercises.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 1 of the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We derive our revenues primarily from subscription services and professional services. Some of our contracts with customers contain multiple performance obligations. The transaction price is allocated to the distinct performance obligations on a relative standalone selling price basis. Significant judgment is sometimes required in developing an estimate of the standalone selling price for each distinct performance obligation based on our overall pricing objectives, market conditions, and other factors, including other groupings such as customer type and geography. The standalone selling prices of our distinct performance obligations are reviewed on a periodic basis or when there are significant changes in facts and circumstances. Our pricing objectives, market conditions, or other factors may change in the future, resulting in changes to standalone selling prices that could impact the timing or amount of revenue recognition.

Business Combinations and Valuation of Acquired Intangible Assets

We allocate the purchase price of acquired companies to tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions with respect to the valuation of intangible assets. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates. These factors are also considered in determining the useful life of the acquired intangible assets. These estimates are based in part on historical experience, market conditions, and information obtained from management of the acquired companies and are inherently uncertain. Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recorded.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Japanese Yen, Canadian Dollar, Great British Pound Sterling, and Chinese Yuan, and may be adversely affected in the future due to changes in foreign currency exchange rates. For the fiscal year ended January 31, 2026, about 83% of our revenues and about 80% of our expenses were denominated in USD.

We have also experienced and will continue to experience foreign currency fluctuations due to the periodic re-measurement of monetary account balances that are denominated in currencies other than the functional currency of the entities in which they are recorded and such fluctuations can impact our net income. We engage in the hedging of our foreign currency transactions as described in note 6 of the notes to our consolidated financial statements and may, in the future, hedge selected significant transactions or net monetary exposure positions denominated in currencies other than the U.S. dollar. Realized and unrealized foreign currency gains and losses were immaterial for both the fiscal years ended January 31, 2026 and 2025.

Interest rate sensitivity

We had cash, cash equivalents, and short-term investments totaling $6.6 billion as of January 31, 2026. This amount was held primarily in demand deposit accounts, money market funds, corporate notes and bonds, U.S. treasury securities, and asset-backed securities. The cash and cash equivalents are held for working capital purposes and other operational activities. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates, which could affect our results of operations. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our marketable securities as "available for sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Our fixed-income portfolio is subject to interest rate risk.

An immediate increase of 100-basis points in interest rates would have resulted in a $88 million market value reduction in our investment portfolio as of January 31, 2026. An immediate decrease of 100-basis points in interest rates would have increased the market value by $90 million as of January 31, 2026. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

Form 10-K

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

VEEVA SYSTEMS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Veeva Systems Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Veeva Systems Inc. and subsidiaries (the Company) as of January 31, 2026 and 2025, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2026, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue

As discussed in Note 1 to the consolidated financial statements, the Company recorded $3,195 million of total revenues for the year ended January 31, 2026, of which $2,684 million was subscription services related, and $511 million was professional services related. Each of these categories of revenue has multiple service offerings, and the Company's process for revenue recognition differs between them.

We identified the evaluation of the sufficiency of the audit evidence over revenue as a critical audit matter. Evaluating the nature and extent of audit evidence obtained over revenue for each service offering required subjective auditor judgement because of the multiple service offerings and the number of information technology (IT) applications involved in the revenue recognition processes.

The following are the primary procedures we performed to address the critical audit matter. We applied auditor judgement to determine the nature and extent of procedures to be performed over revenue, including the determination of the revenue for service offerings. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's revenue recognition process. We assessed the recorded revenue by selecting transactions and comparing the amounts recognized for consistency with underlying documentation, including contracts with customers. We involved IT professionals with specialized skills and knowledge, who assisted in the testing certain IT applications that are used by the Company in its revenue recognition process. In addition, we evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

San Francisco, CA

March 20, 2026

VEEVA SYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares and par value)

	January 31, 2026	January 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$1,421,233	$1,118,785
Short-term investments	5,139,581	4,031,442
Accounts receivable, net of allowance for credit losses of $256 and $57, respectively	1,259,737	1,016,356
Unbilled accounts receivable	50,609	40,761
Prepaid expenses and other current assets	126,470	101,458
Total current assets	7,997,630	6,308,802
Property and equipment, net	70,261	55,912
Deferred costs, net	29,961	26,383
Lease right-of-use assets	75,626	63,863
Goodwill	439,877	439,877
Intangible assets, net	30,314	44,460
Deferred income taxes	273,417	343,919
Other long-term assets	62,257	56,540
Total assets	$8,979,343	$7,339,756
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 37,644	$ 30,447
Accrued compensation and benefits	45,857	39,429
Accrued expenses and other current liabilities	45,885	35,557
Income tax payable	6,698	9,024
Deferred revenue	1,488,819	1,273,978
Lease liabilities	12,153	9,969
Total current liabilities	1,637,056	1,398,404
Deferred income taxes	558	587
Long-term lease liabilities	83,706	65,806
Other long-term liabilities	43,271	42,586
Total liabilities	1,764,591	1,507,383
Commitments and contingencies (note 13)		
Stockholders' equity:		
Common stock, $0.00001 par value; 800,000,000 shares authorized at January 31, 2026 and January 31, 2025. 163,778,271 and 162,583,789 issued and outstanding at January 31, 2026 and January 31, 2025, respectively	2	2
Additional paid-in capital	2,843,089	2,386,192
Accumulated other comprehensive income (loss)	8,160	(8,416)
Retained earnings	4,363,501	3,454,595
Total stockholders' equity	7,214,752	5,832,373
Total liabilities and stockholders' equity	$8,979,343	$7,339,756

See Notes to Consolidated Financial Statements.

Form 10-K

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

	Fiscal year ended January 31,		
	2026	2025	2024
Revenues:			
Subscription	$2,684,194	$2,284,659	$1,901,593
Professional services and other	511,117	461,960	462,080
Total revenues	3,195,311	2,746,619	2,363,673
Cost of revenues[1]:			
Cost of subscription	362,888	323,070	290,577
Cost of professional services and other	419,131	376,566	386,714
Total cost of revenues	782,019	699,636	677,291
Gross profit	2,413,292	2,046,983	1,686,382
Operating expenses[1]:			
Research and development	767,386	693,078	629,031
Sales and marketing	428,798	396,726	381,472
General and administrative	300,739	265,744	246,545
Total operating expenses	1,496,923	1,355,548	1,257,048
Operating income	916,369	691,435	429,334
Other income, net	278,139	227,946	158,689
Income before income taxes	1,194,508	919,381	588,023
Income tax provision	285,602	205,243	62,318
Net income	$ 908,906	$ 714,138	$ 525,705
Net income per share:			
Basic	$ 5.55	$ 4.41	$ 3.27
Diluted	$ 5.44	$ 4.32	$ 3.22
Weighted-average shares used to compute net income per share:			
Basic	163,667	161,879	160,532
Diluted	166,995	165,232	163,486
Other comprehensive income:			
Net change in unrealized gain on available-for-sale investments	$ 17,362	$ 4,094	$ 22,038
Net change in cumulative foreign currency translation loss	(786)	(1,873)	(1,546)
Comprehensive income	$ 925,482	$ 716,359	$ 546,197

(1) Includes stock-based compensation as follows:

Cost of subscription	$ 7,342	$ 6,591	$ 6,483
Cost of professional services and other	57,376	51,377	53,237
Research and development	204,893	185,901	172,876
Sales and marketing	97,355	90,178	90,865
General and administrative	105,737	103,303	70,272
Total stock-based compensation	$472,703	$437,350	$393,733

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total stockholders' equity
	Shares	Amount				
Balance at January 31, 2023	158,244,607	$ 2	$1,532,627	$2,214,752	$(31,129)	$3,716,252
Issuance of common stock upon exercise of stock options	2,277,533	—	62,687	—	—	62,687
Issuance of common stock upon vesting of restricted stock units	1,150,059	—	—	—	—	—
Shares withheld related to net share settlement	(412,027)	—	(79,825)	—	—	(79,825)
Stock-based compensation expense	—	—	399,513	—	—	399,513
Other comprehensive income	—	—	—	—	20,492	20,492
Net income	—	—	—	525,705	—	525,705
Balance at January 31, 2024	161,260,172	$ 2	$1,915,002	$2,740,457	$(10,637)	$4,644,824
Issuance of common stock upon exercise of stock options	673,079	—	105,538	—	—	105,538
Issuance of common stock upon vesting of restricted stock units	1,030,545	—	—	—	—	—
Shares withheld related to net share settlement	(380,007)	—	(79,116)	—	—	(79,116)
Stock-based compensation expense	—	—	444,768	—	—	444,768
Other comprehensive income	—	—	—	—	2,221	2,221
Net income	—	—	—	714,138	—	714,138
Balance at January 31, 2025	162,583,789	$ 2	$2,386,192	$3,454,595	$ (8,416)	$5,832,373
Issuance of common stock upon exercise of stock options	1,374,104	—	253,863	—	—	253,863
Issuance of common stock upon vesting of restricted stock units	988,578	—	—	—	—	—
Shares withheld related to net share settlement	(366,465)	—	(93,562)	—	—	(93,562)
Repurchase and retirement of common stock	(801,735)	—	(179,942)	—	—	(179,942)
Stock-based compensation expense	—	—	476,538	—	—	476,538
Other comprehensive income	—	—	—	—	16,576	16,576
Net income	—	—	—	908,906	—	908,906
Balance at January 31, 2026	163,778,271	$ 2	$2,843,089	$4,363,501	$ 8,160	$7,214,752

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal year ended January 31,		
	2026	2025	2024
Cash flows from operating activities			
Net income	$ 908,906	$ 714,138	$ 525,705
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,972	39,383	32,628
Reduction of lease right-of-use assets	12,499	11,547	11,691
Accretion of discount on short-term investments	(9,693)	(24,443)	(26,515)
Stock-based compensation	472,703	437,350	393,733
Amortization of deferred costs	16,423	15,528	18,177
Deferred income taxes	65,094	(112,273)	(105,374)
Other, net	3,259	1,201	471
Changes in operating assets and liabilities:			
Accounts receivable	(244,704)	(164,572)	(149,810)
Unbilled accounts receivable	(9,848)	(4,396)	45,809
Deferred costs	(20,001)	(17,995)	(10,268)
Prepaid expenses and other current and long-term assets	(33,825)	(17,453)	414
Accounts payable	6,080	(1,961)	(10,230)
Accrued expenses and other current liabilities	2,982	(1,414)	(4,249)
Income tax payable	(2,326)	(2,838)	6,916
Deferred revenue	213,056	227,838	188,164
Lease liabilities	(5,822)	(9,835)	(6,879)
Other long-term liabilities	2,470	246	956
Net cash provided by operating activities	1,415,225	1,090,051	911,339
Cash flows from investing activities			
Purchases of short-term investments	(3,133,080)	(2,581,968)	(2,697,968)
Maturities and sales of short-term investments	2,057,849	1,902,349	1,647,813
Long-term assets	(29,131)	(20,519)	(26,196)
Net cash used in investing activities	(1,104,362)	(700,138)	(1,076,351)
Cash flows from financing activities			
Proceeds from exercise of common stock options	253,863	105,538	62,687
Repurchases of common stock	(169,949)	—	—
Taxes paid related to net share settlement of equity awards	(93,247)	(79,423)	(78,875)
Net cash (used in) provided by financing activities	(9,333)	26,115	(16,188)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	919	(1,735)	(1,780)
Net change in cash, cash equivalents, and restricted cash	302,449	414,293	(182,980)
Cash, cash equivalents, and restricted cash at beginning of period	1,120,963	706,670	889,650
Cash, cash equivalents, and restricted cash at end of period	$ 1,423,412	$ 1,120,963	$ 706,670
Cash, cash equivalents, and restricted cash at end of period:			
Cash and cash equivalents	$ 1,421,233	$ 1,118,785	$ 703,487
Restricted cash included in other long-term assets	2,179	2,178	3,183
Total cash, cash equivalents, and restricted cash at end of period	$ 1,423,412	$ 1,120,963	$ 706,670
Supplemental disclosures of other cash flow information:			
Cash paid for income taxes, net of refunds	$ 229,965	$ 322,048	$ 134,473
Excess tax benefits from employee stock plans	$ 25,273	$ 8,932	$ 71,049

See Notes to Consolidated Financial Statements.

VEEVA SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Business and Significant Accounting Policies

Description of Business

Veeva is the leading provider of industry cloud solutions for the global life sciences industry. Our offerings span cloud software, data, and business consulting and are designed to meet the unique needs of our customers and their most strategic business functions—from research and development ("R&D") through commercialization. Our solutions help life sciences companies develop and bring products to market faster and more efficiently, market and sell more effectively, and maintain compliance with government regulations. Our Commercial Solutions help life sciences companies achieve better, more intelligent engagement with healthcare professionals and healthcare organizations across multiple communication channels, and plan and execute more effective media and marketing campaigns. Our R&D and Quality Solutions for the clinical, regulatory, quality, and safety functions help life sciences companies streamline their end-to-end product development and quality and manufacturing processes to increase operational efficiency and maintain regulatory compliance throughout the product life cycle. Our solutions for clinical research sites enable regulatory documents and trial information to be managed in a modern cloud solution that is intended to accelerate the clinical research process for the life sciences industry overall. Our fiscal year end is January 31.

Principles of Consolidation and Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding annual financial reporting and include the accounts of our wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the consolidated financial statements and the notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Items subject to such estimates and assumptions include, but are not limited to:

- the standalone selling price for each distinct performance obligation included in customer contracts with multiple performance obligations;

- the determination of the period of benefit for amortization of deferred costs;

- the realizability of deferred income tax assets;

- the fair value of our stock-based awards.

As future events cannot be determined with precision, actual results could differ significantly from those estimates.

Form 10-K

Revenue Recognition

We derive our revenues primarily from subscription services and professional services. Subscription revenues consist of fees from customers accessing our cloud-based software solutions and fees for our data solutions. Professional services and other revenues consist primarily of fees from implementation services, configuration, and managed services in connection with our solutions, as well as services related to our speakers bureau logistics and Veeva Business Consulting offerings. Revenues are recognized when control of these services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, we satisfy a performance obligation.

Subscription Revenues

Subscription revenues are recognized ratably over the respective noncancellable subscription term because of the continuous transfer of control to the customer. Our subscription arrangements are considered service contracts, and the customer does not have the right to take possession of the software.

Professional Services and Other Revenues

The majority of our professional services arrangements are billed on a time and materials basis and revenues are recognized over time based on time incurred and contractually agreed upon rates. Certain professional services revenues are billed on a fixed fee basis and revenues are typically recognized over time as the services are delivered based on time incurred. Business consulting services revenues are generally recognized as the services are performed.

Contracts with Multiple Performance Obligations

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately when they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. We determine the standalone selling prices based on our overall pricing objectives, taking into consideration market conditions and other factors, including other groupings such as customer type and geography.

Deferred Costs

Deferred costs represent sales commissions associated with obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit that we have determined to be three years. We determined the period of benefit by taking into consideration the expected renewal period of our customer contracts, our technology and other factors. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of comprehensive income.

Certain Risks and Concentrations of Credit Risk

Our revenues are derived from subscription services, professional services and other services delivered primarily to the life sciences industry. We operate in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities, and other factors could negatively impact our future operating results.

Our financial instruments that potentially subject us to concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Our cash equivalents and short-term investments are held by established financial institutions. We have established guidelines relative to credit ratings, diversification, and maturities that seek to maintain safety and liquidity. Deposits in these financial institutions may significantly exceed federally insured limits.

We do not require collateral from our customers and generally require payment within 30 days to 60 days of billing.

The following customer exceeded 10% of total accounts receivable as of the dates shown:

	January 31,	
	2026	2025
Customer 1	N/A	10.1%

No single customer represented over 10% of our total revenues for any of the years presented.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Short-term Investments

Our short-term investments are classified as available-for-sale and recorded at estimated fair value. When the fair value of a security is below its amortized cost, the amortized cost will be reduced to its fair value and the resulting loss will be recorded in other income, net in the consolidated statements of comprehensive income, if it is more likely than not that we are required to sell the security before recovery of its amortized cost basis, or we have the intention to sell the security. If neither of these criteria are met, we further assess whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, we consider the extent to which fair value is less than amortized cost, credit ratings, and any adverse conditions specifically related to the security, among other factors.

Credit related losses are recorded as an allowance on the consolidated balance sheets with a corresponding charge in other income, net in the consolidated statements of comprehensive income.

Non-credit related unrealized losses and unrealized gains are included in accumulated other comprehensive income, a component of stockholders' equity. Realized gains and losses determined based on the specific identification method are reported in other income, net, in the consolidated statements of comprehensive income. Interest, amortization of premiums, and accretion of discount on all short-term investments are also included as a component of other income, net, in the consolidated statements of comprehensive income.

We may sell our short-term investments at any time for use in current operations or for other purposes, even if they have not yet reached maturity. As a result, we classify our investments, including securities with maturities beyond 12 months, as current assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses.

Form 10-K

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets and commences once the asset is placed in service or ready for its intended use. Land is not depreciated. The estimated useful lives by asset classification are as follows:

Building	30 years
Building improvements	Remaining useful life of the building
Equipment and computers	3 years
Furniture and fixtures	5 years
Land improvements	10 years
Leasehold improvements	Shorter of remaining life of the lease term or estimated useful life

Leases

We have operating leases for corporate offices.

We recognize lease right-of-use assets and liabilities at the commencement date based on the present value of lease payments over the lease term. We use an estimate of our discount rate based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. The lease right-of-use assets also include any lease payments made and exclude lease incentives such as tenant improvement allowances. Options to extend or terminate the lease are included in the lease term when it is reasonably certain that we will exercise the extension or termination option.

Our operating leases typically include non-lease components such as common-area maintenance costs. We have elected to exclude non-lease components from lease payments for the purpose of calculating lease right-of-use assets and liabilities and these variable lease payments are expensed as incurred.

Leases with a term of one year or less are not recognized on our consolidated balance sheets; we recognize lease expense for these leases on a straight-line basis over the lease term.

Internal-Use Software

We capitalize certain costs incurred for the development of computer software for internal use. We capitalize these costs during the development of the software project, when it is determined that it is probable that the project will be completed and the software will be used as intended. Costs related to preliminary project activities, post-implementation activities, training, and maintenance are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life of three years, and the amortization expense is recorded as a component of cost of subscription. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Internal-use software is included in other long-term assets on the consolidated balance sheets.

Goodwill and Intangible Assets

Goodwill is evaluated for impairment at least annually or more frequently if circumstances indicate that goodwill may be impaired. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the carrying amount of the reporting unit, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Any excess of the carrying value of the goodwill above its fair value is recognized as an impairment loss.

We have one reporting unit and completed our annual impairment test in our fourth quarter of the fiscal year ended January 31, 2026. There were no goodwill impairment charges during any of the periods presented.

Intangible assets associated with purchased intangibles, consisting of existing technology, customer relationships, trade names and trademarks, and data supplier and partner relationships are stated at cost less accumulated amortization and are amortized on a straight-line basis over their estimated remaining economic lives. Amortization expense related to existing technology and data supplier and partner relationships is included in cost of subscription. Amortization expense related to customer relationships and trade names and trademarks is included in sales and marketing expense.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. There were no impairment charges recognized during any of the periods presented.

Business Combinations

The purchase price in a business combination is assigned to the estimated acquisition date fair values of the tangible and intangible assets acquired and the liabilities assumed with the residual recorded as goodwill. Critical estimates in valuing certain of the intangible assets include, but are not limited to, the net present value of future expected cash flows, future revenue growth, margins, customer retention rates, technology life, royalty rates, expected use of acquired assets, and discount rates.

Stock-based Compensation

We recognize compensation expense for all stock-based awards, including stock options and restricted stock units ("RSUs"), based on the estimate of fair value of the award at the grant date. The fair value of each option award is estimated on the grant date using either a Black-Scholes option-pricing model or a Monte Carlo simulation, to the extent market conditions exist. These models require that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and expected dividend yield of our common stock. The fair value of each RSU award is measured based on the closing stock price of our common stock on the date of grant. We account for forfeitures as they occur. Compensation expense for awards with service conditions is recognized on a straight-line basis and for awards with market conditions is recognized on a graded vesting attribution method over the requisite service periods.

Cost of Revenues

Cost of subscription revenues consists of expenses related to our computing infrastructure provided by third parties, including Amazon Web Services and Salesforce, Inc., personnel-related costs associated with hosting our subscription services and providing support, including our data stewards, data acquisition costs, and costs of delivering our data solutions, allocated overhead, amortization expense associated with capitalized internal-use software, and amortization expense associated with purchased intangibles related to our subscription services. Cost of subscription revenues for Veeva CRM and certain of our multichannel customer relationship management applications include fees paid to Salesforce. for our use of the Salesforce platform and the associated hosting infrastructure and data center operations that are provided by Salesforce.

Cost of professional services and other revenues consists primarily of employee-related expenses associated with providing these services, including salaries, benefits and stock-based compensation expense, the cost of third-party subcontractors, travel costs, and allocated overhead.

Advertising Expenses

Advertising expenditures are expensed as incurred and were immaterial for each of the years presented.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We regularly assess the realizability of our deferred tax assets and establish a valuation allowance if it is more likely than not that some or all of our deferred tax assets will not be realized. We evaluate and weigh all available positive and negative evidence such as historic results, future reversals of existing deferred tax liabilities, and projected future taxable income. Generally, more weight is given to objectively verifiable evidence such as the cumulative income in recent years.

We establish liabilities or reduce assets for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that the position will be sustained upon an audit, including resolution of related appeals or litigation processes, if any. The second step requires us to measure the tax benefit as the largest amount that is more likely than not to be realized upon ultimate settlement. We recognize interest accrued and penalties related to unrecognized tax benefits as a component of income tax provision.

Foreign Currency Exchange

Assets and liabilities of foreign subsidiaries that do not have U.S. dollars as their functional currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. The resulting translation adjustments are recorded as part of a separate component of the consolidated statements of comprehensive income. Foreign currency transaction gains and losses are included in the consolidated statements of comprehensive income for the period.

Indemnification

Our contracts generally include provisions for indemnifying customers against liabilities if our solutions infringe a third party's intellectual property rights, and we may also incur liabilities if we breach the security and/or confidentiality obligations in our contracts. We have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements as a result of these obligations.

Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recently Adopted Accounting Pronouncements

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosure*s, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction, among other amendments. We adopted the new standard during the year ended January 31, 2026 on a prospective basis. See note 7 for more information.

New Accounting Pronouncements Issued and Not Yet Adopted

Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): *Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the recognition and capitalization framework for internal-use software development costs in order to reflect current software development practices. The amendments also require Subtopic 360-10 disclosures for all capitalized internal-use software costs. This new standard is effective for our fiscal year beginning on February 1, 2028 and interim periods within that fiscal year and may be applied prospectively, retrospectively, or using a modified transition approach. The Company will early adopt ASU 2025-06 in the fiscal quarter ended April 30, 2026 on a prospective basis. We do not expect the adoption of ASU 2025-06 to have a material impact on our consolidated financial statements.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): *Disaggregation of Income Statement Expenses*, which requires disclosure, in the notes to the financial statements, of additional information about certain costs and expenses for interim and annual reporting periods. This new standard is effective for our fiscal year beginning on February 1, 2027 and interim periods beginning on February 1, 2028 on a prospective basis. Retrospective application is permitted. We are currently evaluating this ASU to determine its impact on our disclosures.

Note 2. Short-Term Investments

As of January 31, 2026, short-term investments consisted of the following (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale securities:				
Certificates of deposit	$ 27,710	$ —	$ (20)	$ 27,690
Asset-backed securities	260,136	1,912	(131)	261,917
Commercial paper	75,367	8	—	75,375
Corporate notes and bonds	3,133,825	21,684	(950)	3,154,559
Foreign government bonds	232,271	1,206	(76)	233,401
Municipal securities	37,231	222	—	37,453
U.S. agency obligations	11,699	21	—	11,720
U.S. treasury securities	1,332,382	5,443	(359)	1,337,466
Total available-for-sale securities	$ 5,110,621	$ 30,496	$ (1,536)	$ 5,139,581

As of January 31, 2025, short-term investments consisted of the following (in thousands):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Available-for-sale securities:				
Certificates of deposit	$ 64,045	$ 69	$ (21)	$ 64,093
Asset-backed securities	526,986	3,257	(232)	530,011
Commercial paper	74,468	108	(1)	74,575
Corporate notes and bonds	2,202,150	10,588	(5,782)	2,206,956
Foreign government bonds	176,684	442	(1,023)	176,103
Municipal securities	67,780	173	(122)	67,831
U.S. agency obligations	24,616	94	(1)	24,709
U.S. treasury securities	888,968	1,440	(3,244)	887,164
Total available-for-sale securities	$ 4,025,697	$ 16,171	$ (10,426)	$ 4,031,442

The following table summarizes the estimated fair value of our short-term investments, designated as available-for-sale and classified by the contractual maturity date of the securities as of the dates shown (in thousands):

	January 31,	
	2026	2025
Due in one year or less	$ 1,025,871	$ 1,066,558
Due in greater than one year	4,113,710	2,964,884
Total	$ 5,139,581	$ 4,031,442

We have not recorded an allowance for credit losses, as we believe any such losses would be immaterial based on the high credit quality of our investments. It is more likely than not we will hold such securities until maturity or a recovery of the cost basis.

The following table shows the fair values of available-for-sale securities which were in an unrealized loss position, aggregated by investment category, as of January 31, 2026 (in thousands):

	Less than 12 months		12 months or greater	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Certificates of deposit	$ 27,690	$ (20)	$ —	$ —
Asset-backed securities	4,091	(80)	1,090	(51)
Commercial paper	9,960	(1)	—	—
Corporate notes and bonds	425,464	(950)	—	—
Foreign government bonds	69,877	(68)	8,049	(8)
Municipal securities	580	—	—	—
U.S. treasury securities	140,204	(358)	—	—
Total	$ 677,866	$ (1,477)	$ 9,139	$ (59)

The following table shows the fair values of available-for-sale securities which were in an unrealized loss position, aggregated by investment category, as of January 31, 2025 (in thousands):

	Less than 12 months		12 months or greater	
	Fair value	Gross unrealized losses	Fair Value	Gross unrealized losses
Certificates of deposit	$ 20,095	$ (21)	$ —	$ —
Asset-backed securities	25,220	(31)	44,789	(201)
Commercial paper	4,944	(1)	—	—
Corporate notes and bonds	616,379	(5,569)	71,331	(213)
Foreign government bonds	76,856	(1,023)	—	—
Municipal securities	22,593	(122)	—	—
U.S. agency obligations	1,865	(1)	—	—
U.S. treasury securities	439,382	(3,072)	173,071	(172)
Total	$ 1,207,334	$ (9,840)	$ 289,191	$ (586)

Note 3. Deferred Costs

Deferred costs, which consist of deferred sales commissions, were $30 million and $26 million as of January 31, 2026 and January 31, 2025, respectively. Amortization expense for deferred costs included in sales and marketing expenses in the consolidated statements of comprehensive income was $16 million, $16 million, and $18 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. There have been no impairment losses recorded in relation to the costs capitalized for any period presented.

Note 4. Property and Equipment, Net

Property and equipment, net consists of the following as of the dates shown (in thousands):

	January 31,	
	2026	2025
Land	$ 3,040	$ 3,040
Building	20,984	20,984
Land improvements and building improvements	22,392	22,392
Equipment and computers	2,293	1,483
Furniture and fixtures	8,060	6,288
Leasehold improvements	45,153	30,186
Construction in progress	2,059	2,992
Property and equipment, gross	103,981	87,365
Less accumulated depreciation	(33,720)	(31,453)
Total property and equipment, net	$ 70,261	$ 55,912

Total depreciation expense was immaterial for the fiscal years ended January 31, 2026, 2025, and 2024.

Note 5. Goodwill and Intangible Assets

Goodwill was $440 million as of both January 31, 2026 and January 31, 2025.

The following table presents the details of intangible assets as of January 31, 2026 (in thousands):

	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$ 113,157	$ (83,606)	$ 29,551
Existing technology	28,580	(28,170)	410
Other intangibles	21,405	(21,052)	353
Total intangible assets	$ 163,142	$ (132,828)	$ 30,314

The following table presents the details of intangible assets as of January 31, 2025 (in thousands):

	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$ 113,157	$ (73,223)	$ 39,934
Existing technology	28,580	(24,878)	3,702
Other intangibles	21,405	(20,581)	824
Total intangible assets	$ 163,142	$ (118,682)	$ 44,460

Amortization expense associated with intangible assets was $14 million, $19 million, and $19 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

As of January 31, 2026, the estimated future amortization expense for intangible assets is as follows (in thousands):

Fiscal Year	Estimated amortization expense
2027	$ 8,922
2028	7,778
2029	7,782
2030	5,832
Total	$ 30,314

Note 6. Fair Value Measurements

The carrying amounts of accounts receivable, other current assets, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature.

Financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities, are as follows:

Level 1—Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires management to make judgments and considers factors specific to the asset or liability.

The following table presents the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as of January 31, 2026 (in thousands):

	Level 1	Level 2	Total
Assets			
Cash equivalents:			
Money market funds	$ 286,504	$ —	$ 286,504
U.S. Treasury securities	—	2,611	2,611
Short-term investments:			
Certificates of deposit	—	27,690	27,690
Asset-backed securities	—	261,917	261,917
Commercial paper	—	75,375	75,375
Corporate notes and bonds	—	3,154,559	3,154,559
Foreign government bonds	—	233,401	233,401
Municipal securities	—	37,453	37,453
U.S. agency obligations	—	11,720	11,720
U.S. Treasury securities	—	1,337,466	1,337,466
Foreign currency derivative contracts	—	822	822
Total financial assets	$ 286,504	$ 5,143,014	$ 5,429,518
Liabilities			
Foreign currency derivative contracts	$ —	$ (3,187)	$ (3,187)
Total financial liabilities	$ —	$ (3,187)	$ (3,187)

The following table presents the fair value hierarchy for financial assets and liabilities measured at fair value on a recurring basis as of January 31, 2025 (in thousands):

	Level 1	Level 2	Total
Assets			
Cash equivalents:			
Money market funds	$ 314,872	$ —	$ 314,872
U.S. Treasury securities	—	3,301	3,301
Short-term investments:			
Certificates of deposit	—	64,093	64,093
Asset-backed securities	—	530,011	530,011
Commercial paper	—	74,575	74,575
Corporate notes and bonds	—	2,206,956	2,206,956
Foreign government bonds	—	176,103	176,103
Municipal securities	—	67,831	67,831
U.S. agency obligations	—	24,709	24,709
U.S. Treasury securities	—	887,164	887,164
Foreign currency derivative contracts	—	96	96
Total financial assets	$ 314,872	$ 4,034,839	$ 4,349,711
Liabilities			
Foreign currency derivative contracts	$ —	$ (525)	$ (525)
Total financial liabilities	$ —	$ (525)	$ (525)

We determine the fair value of our security holdings based on pricing from our service providers and market prices from industry-standard independent data providers. The valuation techniques used to measure the fair value of financial instruments having Level 2 inputs were derived from non-binding consensus prices that are corroborated by observable market data or quoted market prices for similar instruments. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs).

Balance Sheet Hedges

We enter into foreign currency forward contracts in order to hedge our foreign currency exposure. These forward contracts are not designated as hedging instruments under applicable accounting guidance, and therefore, we account for them at fair value with changes in the fair value recorded as a component of other income, net in our consolidated statements of comprehensive income. Cash flows from such forward contracts are classified as operating activities.

For the fiscal year ended January 31, 2026, net realized and unrealized foreign currency losses on hedging were $9 million. The net realized and unrealized foreign currency gains on hedging were not material for the fiscal years ended January 31, 2025 and 2024.

The fair value of our outstanding derivative instruments is summarized below (in thousands):

	January 31,	
	2026	2025
Notional amount of foreign currency derivative contracts	$ 354,696	$ 130,122
Fair value of foreign currency derivative contracts	$ 356,320	$ 130,552

Note 7. Income Taxes

The components of income before income taxes by U.S. and foreign jurisdictions were as follows for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
United States	$ 1,140,527	$ 890,066	$ 546,837
Foreign	53,981	29,315	41,186
Total	$ 1,194,508	$ 919,381	$ 588,023

The majority of our revenues from international sales are invoiced from and collected by our U.S. entity and recognized as a component of income before taxes in the United States as opposed to a foreign jurisdiction.

Provision for income taxes consisted of the following for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Current provision:			
Federal	$ 160,443	$ 243,660	$ 126,174
State	44,196	62,953	29,361
Foreign	15,869	10,903	12,157
Total current provision	220,508	317,516	$ 167,692
Deferred provision (benefit)			
Federal	60,512	(90,035)	(87,651)
State	8,129	(18,569)	(15,739)
Foreign	(3,547)	(3,669)	(1,984)
Total deferred provision (benefit)	65,094	(112,273)	$ (105,374)
Income tax provision	$ 285,602	$ 205,243	$ 62,318

Provision for income taxes differed from the amount computed by applying the federal statutory income tax rate of 21% for the fiscal year ended January 31, 2026 to income before income taxes as a result of the following, prepared in accordance with ASU 2023-09 (in thousands, except percentages):

	Fiscal year ended January 31,	
	2026	
Federal tax statutory tax rate	$250,845	21.0%
State and local income taxes, net of federal income tax effect[1]	41,337	3.5%
Foreign tax effects	1,505	0.1%
Effect of cross-border tax laws		
Foreign derived intangible income deduction ("FDII")	(13,105)	(1.1)%
Other	810	0.1%
Tax credits		
R&D credits	(22,745)	(1.9)%
Other credits	(639)	(0.1)%
Valuation allowance	(655)	(0.1)%
Nontaxable or nondeductible items		
Nondeductible stock-based compensation	32,137	2.7%
Excess tax benefits on stock-based compensation	(16,604)	(1.4)%
162(m) limited executive compensation	14,510	1.2%
Other	306	—%
Changes in unrecognized tax benefits	(1,657)	(0.1)%
Other adjustments	(443)	—%
Income tax provision	$285,602	23.9%

[1] In the fiscal year ended January 31, 2026, state and local income taxes in New Jersey, Pennsylvania, and Massachusetts comprise the majority of the domestic state and local income taxes, net of federal effect category.

The following table presents the required disclosures prior to our adoption of ASU 2023-09. Provision for income taxes differed from the amount computed by applying the federal statutory income tax rate of 21% for each of the fiscal years ended January 31, 2025 and 2024 to income before income taxes as a result of the following (in thousands):

| | Fiscal year ended January 31, | |
	2025	2024
Expected provision at statutory tax rate	$ 193,070	$ 123,485
State taxes, net of federal benefit	42,650	12,056
Tax credits	(35,416)	(36,333)
Stock-based compensation	35,618	(32,054)
Valuation allowance	3,726	13,572
Foreign derived intangible income deduction ("FDII")	(30,535)	(15,489)
Release of income tax reserves	(2,531)	(9,201)
Other	(1,339)	6,282
Income tax provision	$ 205,243	$ 62,318

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities related to the following (in thousands):

| | January 31, | |
	2026	2025
Deferred tax assets:		
Capitalized expenditures	$ 246,020	$ 326,533
Stock-based compensation	82,657	68,466
Tax credit carryforward	67,067	64,536
Lease liabilities	25,216	19,737
Other	14,170	14,781
Gross deferred tax assets	435,130	494,053
Valuation allowance	(79,495)	(77,056)
Total deferred tax assets	355,635	416,997
Deferred tax liabilities:		
Intangible assets	(21,945)	(23,305)
Lease right-of-use assets	(19,988)	(16,675)
Other	(40,843)	(33,685)
Total deferred tax liabilities	(82,776)	(73,665)
Net deferred tax assets	$ 272,859	$ 343,332

In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including recent financial performance, scheduled reversals of temporary differences and projected future taxable income. Based on a review of such information, management believes that it is possible that some portion of deferred tax assets will not be realized as a future benefit and therefore has recorded a valuation allowance. The valuation allowance at the end of January 31, 2026 was primarily related to certain U.S. state deferred tax assets.

As of January 31, 2026, the net operating loss carryforwards for state income tax purposes were approximately $13 million. The state net operating losses begin to expire in 2031.

As of January 31, 2026, we had $82 million of California research and development tax credits available to offset future taxes which do not expire.

We evaluate tax positions for recognition using a more likely than not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. We classify unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as "other non-current liabilities" in the consolidated balance sheets. As of January 31, 2026, the total amount of gross unrecognized tax benefits was $42 million, of which $26 million, if recognized, would favorably impact our effective tax rate. The aggregate changes in our total gross amount of unrecognized tax benefits are summarized as follows for the periods shown (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Beginning balance	$ 39,402	$ 39,737	$ 30,713
Increases related to tax positions taken during the prior period	584	2	7,385
Increases related to tax positions taken during the current period	4,641	4,242	10,131
Decreases related to tax positions taken during the prior period	(29)	(101)	(17)
Lapse of statute of limitations	(3,051)	(4,478)	(8,475)
Ending balance	$ 41,547	$ 39,402	$ 39,737

Our policy is to classify interest and penalties associated with unrecognized tax benefits as a component of the provision for income taxes. Accrued interest and penalties included in our liability related to unrecognized tax benefits were $4 million, $3 million, and $2 million as of January 31, 2026, 2025, and 2024, respectively.

We file tax returns in the United States for federal, California, and other states. Fiscal years ended January 31, 2023 and forward remain open to examination for federal income tax, and fiscal years ended January 31, 2018 and forward remain open to examination for California and other states. We file tax returns in multiple foreign jurisdictions. The fiscal years ended January 31, 2021 and forward remain open to examination in these foreign jurisdictions.

Net cash paid for income taxes, net of refunds, consisted of the following, prepared in accordance with ASU 2023-09 (in thousands):

	Fiscal year ended January 31,
	2026
Federal	$159,500
State and local	
New Jersey	15,231
Pennsylvania	11,701
Other states and localities	27,681
Foreign	15,852
Net cash paid for income taxes	$229,965

Note 8. Deferred Revenue, Performance Obligations, and Unbilled Accounts Receivable

Deferred Revenue

Of the beginning deferred revenue balance for the respective periods, we recognized $1,226 million, $1,028 million, and $833 million in revenue for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

Transaction Price Allocated to the Remaining Performance Obligations

As of January 31, 2026 and January 31, 2025, the amount of the transaction price allocated to remaining performance obligations for noncancellable subscription services contracts greater than one year was not significant with the substantial majority of such allocated transaction price included in deferred revenue and expected to be recognized over the next 12 months.

Unbilled Accounts Receivable

As of January 31, 2026, unbilled accounts receivable consisted of (i) receivables of $40 million primarily for revenue recognized for professional services performed but not yet billed and (ii) contract assets of $11 million primarily related to professional services performed but for which we are not contractually able to invoice until a future period.

As of January 31, 2025, unbilled accounts receivable consisted of (i) receivables of $33 million primarily for revenue recognized for professional services performed but not yet billed and (ii) contract assets of $8 million primarily related to professional services performed but for which we are not contractually able to invoice until a future period.

Note 9. Leases

We have operating leases for our global offices with various expiration dates, some of which include options to extend the leases for up to five years.

For the fiscal years ended January 31, 2026, 2025, and 2024, our operating lease expense was $17 million, $14 million, and $16 million, respectively.

Supplemental cash flow information related to leases was as follows (in thousands):

| | Fiscal year ended January 31, | |
	2026	2025
Cash paid for lease liabilities	$ 9,545	$ 12,522
Lease right-of-use assets obtained in exchange for new lease liabilities	$ 24,023	$ 30,866

Supplemental balance sheet information related to operating leases was as follows:

| | January 31, | |
	2026	2025
Weighted average remaining lease term	7.8 years	7.7 years
Weighted average discount rate	4.8%	4.6%

As of January 31, 2026, remaining maturities of lease liabilities are as follows (in thousands):

Fiscal Year	
2027	$ 14,851
2028	18,538
2029	14,984
2030	14,053
2031	11,293
Thereafter	42,549
Total lease payments	116,268
Less imputed interest	(20,409)
Total lease liabilities	$ 95,859

Note 10. Stockholders' Equity

Common Stock

As of January 31, 2026 and 2025, we had 163,778,271 and 162,583,789 shares of common stock outstanding, respectively.

Voting Rights

The holders of our common stock are entitled to one vote per share.

Stockholders do not have the ability to cumulate votes for the election of directors. Our certificate of incorporation and bylaws provide for a declassified board of directors, with annual election of directors, serving a one-year term.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends, and only then at the times and in the amounts that our board of directors may determine.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Employee Equity Plans

Pursuant to our equity compensation program, the vast majority of our employees are granted RSUs, which typically vest over a one-year period, and stock options, which typically vest over a four-year period.

2013 Equity Incentive Plan

Our board of directors adopted our 2013 Equity Incentive Plan in August 2013, and our stockholders approved it in September 2013. The 2013 Equity Incentive Plan became effective immediately on adoption although no awards were made under it until the date of our IPO on October 15, 2013. Our board of directors approved the amended and restated 2013 Equity Incentive Plan (as amended and restated, 2013 EIP) in March 2022, and our stockholders approved it in June 2022, at which time the amended and restated 2013 EIP took effect.

As of January 31, 2026, the number of shares of our common stock available for issuance under the 2013 EIP was 51,279,704. The number of shares available for issuance under the 2013 EIP automatically increases on the first business day of each of our fiscal years, commencing in 2014, by a number equal to the least of (a) 13.75 million shares, (b) 5% of the shares of our common stock outstanding on the last business day of the prior fiscal year, or (c) the number of shares determined by our board of directors. During our fiscal year ended January 31, 2026, our board of directors determined to add 6,503,351 shares of common stock to the 2013 EIP.

2013 Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") was adopted by our board of directors in August 2013 and our stockholders approved it in September 2013. The ESPP became effective as of our IPO registration statement on Form S-1, on October 15, 2013. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended ("Code"). The ESPP was approved with a reserve of 4 million shares of common stock for future issuance under various terms provided for in the ESPP. As of January 31, 2026, the number of shares available for issuance under our ESPP was 4,897,856. The number of shares available for issuance under the ESPP automatically increases on the first business day of each of our fiscal years, commencing in 2014, by a number equal to the least of (a) 2.2 million shares, (b) 1% of the shares of our common stock outstanding on the last business day of the prior fiscal year or (c) the number of shares determined by our board of directors. During our fiscal year ended January 31, 2026, our board of directors determined no additional shares were to be made available for issuance under the ESPP.

During active offering periods, our ESPP permits eligible employees to acquire shares of our common stock at 85% of the lower of the fair market value of our common stock on the first day of the applicable offering period or the fair market value of our common stock on the purchase date. Participants may purchase shares of common stock through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations. The initial offering period for our ESPP commenced on the date of our initial public offering and ended on June 15, 2014. We have not had any open offering periods subsequent to the initial offering period.

Stock Option Activity

The 2013 EIP provides for the issuance of incentive and nonstatutory options to employees, consultants and non-employee directors. Options issued under the 2013 EIP generally are exercisable for periods not to exceed ten years and generally vest over four years, with certain options vesting over five to seven years.

A summary of stock option activity for the fiscal year ended January 31, 2026 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Options outstanding at January 31, 2025	14,633,921	$ 177.65	6.8	$860
Options granted	2,261,282	$ 216.48		
Options exercised	(1,374,104)	$ 184.75		
Options forfeited/cancelled	(386,223)	$ 209.76		
Options outstanding at January 31, 2026	15,134,876	$ 181.99	6.3	$523
Options vested and exercisable at January 31, 2026	6,558,348	$ 136.89	3.9	$496
Options vested and exercisable at January 31, 2026 and expected to vest thereafter	15,134,876	$ 181.99	6.3	$523

As of January 31, 2026, there was $417 million in unrecognized compensation cost related to unvested stock options granted under the 2013 Equity Incentive Plan. This cost is expected to be recognized over a weighted average period of 2.0 years. The fair value of options vested was $148 million, $152 million, and $114 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

The options granted during the fiscal year ended January 31, 2026 were primarily made in connection with our annual performance review cycle. The weighted average grant-date fair value of options granted was $97.93, $80.69, and $81.17 per option for the fiscal years ended January 31, 2026, 2025, and 2024, respectively. The total intrinsic value of options exercised was approximately $120 million, $45 million, and $353 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

Stock Option Valuation Assumptions

The following table presents the weighted-average assumptions used to estimate the grant date fair value of options granted during the periods presented:

	Fiscal year ended January 31,		
	2026	2025	2024
Volatility	39%-40%	39%-41%	39%-41%
Expected term (in years)	6.3-7.0	5.5-7.6	6.3-7.0
Risk-free interest rate	3.68%-4.41%	3.46%-4.65%	3.34%-4.73%
Dividend yield	—%	—%	—%

During the fiscal year ended January 31, 2025, we granted our Chief Executive Officer ("CEO") options to purchase an aggregate of 2,650,000 shares of our common stock at an exercise price of $236.90 per share. The stock option carries a market condition and vests through 2030, subject to Mr. Gassner's continuous service as CEO. As of January 31, 2026, the market condition has been achieved, but no time-based vesting milestone has been reached. The grant date fair value of the stock option of approximately $172 million was calculated using a Monte Carlo simulation model and the following table provides the assumptions used in the simulation:

Volatility	39%
Expected term (in years)	7.6
Risk-free interest rate	4.18%
Dividend yield	—%

Restricted Stock Units ("RSUs")

The 2013 EIP provides for the issuance of RSUs to employees. RSUs issued under the 2013 EIP generally vest over a period of one year.

A summary of RSU activity for the fiscal year ended January 31, 2026 is as follows:

	Unreleased restricted stock units	Weighted average grant date fair value
Balance at January 31, 2025	880,026	$ 206.25
RSUs granted	1,065,116	$ 217.87
RSUs vested	(988,578)	$ 213.67
RSUs forfeited/cancelled	(66,508)	$ 212.68
Balance at January 31, 2026	890,056	$ 211.42

As of January 31, 2026, there was a total of $65 million in unrecognized compensation cost related to unvested RSUs. This cost is expected to be recognized over a weighted-average period of approximately 0.6 years. The total fair value of RSUs vested was $253 million, $215 million, and $223 million for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

The weighted average grant-date fair value of RSUs granted was $217.87, $213.04, and $180.78 per award for the fiscal years ended January 31, 2026, 2025, and 2024, respectively.

Share Repurchase Program

In January 2026, our board of directors authorized a share repurchase program of up to $2 billion of our outstanding shares of common stock. Under the program, we may repurchase shares of common stock from time to time through open market purchases, in privately negotiated transactions, or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with applicable securities laws and other restrictions, including Rule 10b-18 under the Exchange Act. The timing and total amount of any share repurchases depend upon business, economic and market conditions, corporate and regulatory requirements, prevailing stock prices, and other considerations. The share repurchase program has a term of two years, may be suspended or discontinued at any time, and does not obligate us to acquire any amount of common stock. Any repurchased shares of common stock will be retired.

The table below sets forth information regarding repurchase of shares under our share repurchase program (in thousands, except number of shares and per share data):

	Fiscal year ended January 31, 2026
Total number of shares repurchased	801,735
Average price paid per share[1]	$ 224.43
Amount repurchased[1]	$179,930

[1] Amounts exclude commissions.

All repurchases were made in open market transactions. As of January 31, 2026, $1.82 billion remained available for future repurchase. Upon retirement, the par value of the common stock repurchased was deducted from the repurchase price of the common stock. Any excess of repurchase price over par value was accounted for entirely as a deduction from additional paid-in capital in the consolidated balance sheets.

Form 10-K

Note 11. Other Income

Other income, net, consisted of the following (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Foreign currency gain (loss)	$ 1,535	$ (3,274)	$ 124
Accretion on investments	8,451	22,622	24,817
Interest income, net	267,219	207,987	133,748
Miscellaneous income	934	611	—
Other income, net	$ 278,139	$ 227,946	$ 158,689

Note 12. Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income per share is computed by dividing net income by the weighted-average shares outstanding, including potentially dilutive shares of common equivalents outstanding during the period. The dilutive effect of potential shares of common stock is determined using the treasury stock method.

On October 15, 2023, all of our outstanding shares of Class B common stock automatically converted into the same number of shares of Class A common stock pursuant to the terms of our then effective Amended and Restated Certificate of Incorporation. Because shares of Class B common stock were outstanding for a portion of the fiscal year ended January 31, 2024, we have disclosed earnings per share for Class A and Class B common stock for the fiscal year ended January 31, 2024. For the fiscal year ended January 31, 2024, the computation of fully diluted net income per share of Class A common stock assumes the conversion from Class B common stock, while the fully diluted net income per share of Class B common stock does not assume the conversion of those shares.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share data):

| | Fiscal year ended January 31, | | | |
| | 2026 | 2025 | 2024 | |
	Common	Common	Class A	Class B
Numerator:				
Net income, basic	$ 908,906	$ 714,138	$ 491,747	$ 33,958
Reallocation as a result of conversion of Class B to Class A common stock:				
Net income, basic	—	—	33,958	—
Reallocation of net income to Class B common stock	—	—	—	8,887
Net income, diluted	$ 908,906	$ 714,138	$ 525,705	$ 42,845
Denominator:				
Basic shares:				
Weighted average common shares outstanding, basic	163,667	161,879	150,162	10,370
Diluted shares:				
Weighted average common shares outstanding, basic	163,667	161,879	150,162	10,370
Conversion of Class B to Class A common stock	—	—	10,370	—
Effect of potentially dilutive common shares	3,328	3,353	2,954	2,954
Weighted average common shares outstanding, diluted	166,995	165,232	163,486	13,324
Net income per share:				
Basic	$ 5.55	$ 4.41	$ 3.27	$ 3.27
Diluted	$ 5.44	$ 4.32	$ 3.22	$ 3.22

Potential common share equivalents excluded because their inclusion would be anti-dilutive are as follows (in thousands):

| | Fiscal year ended January 31, | | |
	2026	2025	2024
Options and RSUs	9,549	8,609	6,083

Note 13. Commitments and Contingencies

Litigation

On August 13, 2025, Veeva and IQVIA entered into a settlement agreement that resolved all ongoing litigations between Veeva and IQVIA. Prior to that, IQVIA and Veeva had been involved in a series of litigations since 2017, including IQVIA Inc. v. Veeva Systems Inc. (No. 2:17-cv-00177) and IQVIA Inc. v. Veeva Systems Inc. (No. 2:19-cv-15517). Under the terms of the settlement agreement, neither party paid damages to the other party and both parties agreed to dismiss with prejudice all claims and counterclaims currently pending. Accordingly, all claims and counterclaims were dismissed. We paid approximately $31 million to certain law firms with whom we entered into partial contingency fee arrangements, pursuant to which such law firms were entitled to a success fee if certain non-monetary outcomes are achieved.

From time to time, we may be involved in other legal proceedings and subject to claims incident to the ordinary course of business. Although the results of such legal proceedings and claims cannot be predicted with certainty, we believe we are not currently a party to any other legal proceedings, the outcome of which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial position. Regardless of the outcome, such proceedings can have an adverse impact on us because of defense and settlement costs, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained.

Note 14. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. We define the term "chief operating decision maker" to be our CEO. Our CEO reviews the financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, the Company operates as a single operating and reportable segment that is focused on providing industry cloud solutions tailored to the global life sciences industry.

The CEO gauges the effectiveness of investment and resourcing decisions and trends in the overall efficiency of the business over time using multiple measures of performance, including consolidated net income and adjusted operating income, which is an additional measure of our segment profitability. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The following table reconciles the Company's revenues to consolidated net income and the specific items excluded from cost of revenues and operating expenses to calculate adjusted operating income (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Revenues	$3,195,311	$2,746,619	$2,363,673
Cost of revenues - adjusted:			
Cost of subscription revenues	352,202	312,169	279,626
Cost of professional services and other revenues	361,335	324,639	332,927
Operating expenses - adjusted:			
Research and development	562,493	507,092	456,041
Sales and marketing	321,061	293,105	276,505
General and administrative	164,375	157,271	176,048
Operating income - adjusted	1,433,845	1,152,343	842,526
Other segment items[1]	517,476	460,908	413,192
Other income, net	278,139	227,946	158,689
Income tax provision	285,602	205,243	62,318
Consolidated net income	$ 908,906	$ 714,138	$ 525,705

[1] Other segment items included in consolidated net income consist primarily of stock-based compensation, amortization of purchased intangibles, and litigation settlement-related charges.

Cost of revenues – adjusted, and operating expenses – adjusted, are segment expenses that are regularly provided to the CEO and do not include stock-based compensation, amortization of purchased intangibles, and litigation settlement-related charges, as we exclude them from our internal management reporting processes. We find it useful to exclude these expenses when we assess the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods.

Note 15. Information about Geographic Areas and Products

Information about Geographic Areas

We track and allocate revenues by principal geographic area rather than by individual country, which makes it impractical to disclose revenues for the United States or other specific foreign countries. We measure subscription revenue primarily by the estimated location of the end users in each geographic area for our Commercial Solutions and primarily by the estimated location of usage in each geographic area for our R&D and Quality Solutions. We measure professional services revenue primarily by the location of the resources performing the professional services.

Total revenues by geographic area were as follows for the periods shown below (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Revenues by geography			
North America	$ 1,903,342	$ 1,621,697	$ 1,387,425
Europe	939,630	790,777	662,560
Asia Pacific	280,162	265,735	250,600
Other international	72,177	68,410	63,088
Total revenues	$ 3,195,311	$ 2,746,619	$ 2,363,673

Long-lived assets by geographic area are as follows as of the periods shown below (in thousands):

	January 31,	
	2026	2025
Long-lived assets by geography		
North America	$ 54,089	$ 47,144
Europe	11,018	6,778
Asia Pacific	4,239	1,295
Other international	915	695
Total long-lived assets	$ 70,261	$ 55,912

Revenues by Product

We group our revenues into two product areas: Commercial Solutions and R&D and Quality Solutions. Commercial Solutions revenues consist of revenues from our Veeva Commercial Cloud and Veeva Data Cloud solutions. R&D and Quality Solutions revenues consist of revenues from our Veeva Development Cloud and Veeva Quality Cloud solutions.

Total revenues consist of the following (in thousands):

	Fiscal year ended January 31,		
	2026	2025	2024
Subscription			
Commercial Solutions	$ 1,257,568	$ 1,104,888	$ 995,803
R&D and Quality Solutions	1,426,626	1,179,771	905,790
Total subscription	2,684,194	2,284,659	1,901,593
Professional services and other			
Commercial Solutions	189,307	185,302	185,981
R&D and Quality Solutions	321,810	276,658	276,099
Total professional services and other	511,117	461,960	462,080
Total revenues	$ 3,195,311	$ 2,746,619	$ 2,363,673

Note 16. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code covering eligible employees, as well as a Registered Retirement Savings Plan ("RRSP") for eligible employees in Canada. Under the 401(k) plan, we match up to $4,000 per employee per year. Under the RRSP plan, we also match up to $2,000 per employee per year. For the fiscal years ended January 31, 2026, 2025, and 2024, total expense related to these plans was $18 million, $10 million, and $9 million, respectively.

Note 17. Subsequent Events

On March 10, 2026, we acquired all outstanding stock of Rise Healthcare Tech, Inc. ("Ostro"). Ostro provides an engagement platform for life sciences that gives patients and doctors immediate, compliant answers through an AI-driven chat experience. Veeva completed the acquisition of Ostro for approximately $100 million in cash and long-term equity retention grants. We are currently evaluating the accounting treatment of this acquisition and are in the process of completing the preliminary purchase price allocation of the assets acquired and liabilities assumed.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of January 31, 2026. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of January 31, 2026, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of January 31, 2026 based on the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of January 31, 2026 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, KPMG LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended January 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or would be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION.

Rule 10b5-1 Trading Plans

The following table sets forth the material terms of all "Rule 10b5-1 trading arrangements" (as such term is defined under Item 408(a) of Regulation S-K) adopted or terminated by our Section 16 officers and directors during the fiscal quarter ended January 31, 2026:

Name and Title	Action (Adoption / Termination)	Adoption / Termination Date	Aggregate Number of Shares of Common Stock to be Sold[1]	Expiration Date[2]
Priscilla Hung Director	Adoption	1/9/2026	1,500	6/30/2026

(1) This number represents the maximum number of shares of common stock that may be sold pursuant to the trading plan. The number of shares actually sold will depend on the satisfaction of certain conditions as set forth in the plan.

(2) In each case, the trading plan may expire on an earlier date if and when all transactions thereunder are completed.

Except as set forth above, none of our Section 16 officers or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined under Item 408(c) of Regulation S-K) during the fiscal quarter ended January 31, 2026.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with our 2026 Annual Meeting of Stockholders (Proxy Statement), which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2026, and is incorporated in this report by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2026 and is incorporated in this report by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2026 and is incorporated in this report by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2026 and is incorporated in this report by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item will be set forth in the Proxy Statement, which we expect to file not later than 120 days after the end of our fiscal year ended January 31, 2026 and is incorporated in this report by reference.

Form 10-K

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) *Documents Filed.* The following documents are filed as part of, or incorporated by reference into, this Form 10-K:

    1. *Financial Statements.* See <u>Index to Consolidated Financial Statements</u> under <u>Item 8</u> of this Form 10-K.

    2. *Financial Statement Schedules*. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

    3. *Exhibits*. We have filed, or incorporated into this Form 10-K by reference, the exhibits listed on the accompanying <u>Exhibit Index</u> immediately preceding the signature page of this Form 10-K.

(b) *Exhibits*. See Item 15(a)(3) above.

(c) *Financial Statement Schedules*. See Item 15(a)(2) above.

ITEM 16. FORM 10-K SUMMARY.

A Form 10-K summary is provided at the beginning of this document, with hyperlinked cross-references. This allows users to easily locate the corresponding items in this Form 10-K, where the disclosure is fully presented. The summary does not include certain Part III information that is incorporated by reference to the Proxy Statement.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Veeva Systems Inc.	8-K	001-36121	3.1	6/14/2024	
3.2	Certificate of Retirement of Class B Common Stock of Veeva Systems Inc.	8-K	001-36121	3.1	10/16/2023	
3.3	Amended and Restated Bylaws of Veeva Systems Inc.	8-K	001-36121	3.1	6/23/2023	
4.1	Form of Veeva Systems Inc.'s Class A common stock certificate.	S-1/A	333-191085	4.1	10/3/2013	
4.2	Description of Capital Stock.	10-K	001-36121	4.2	3/25/2024	
10.1	Data Processing Addendum, dated April 4, 2014, to Value-Added Reseller Agreement, between Veeva Systems Inc. and salesforce.com, inc., as amended.	10-Q	001-36121	10.1	6/6/2014	
10.2	Purchase and Sale Agreement, dated June 11, 2014, between Veeva Systems Inc. and The Duffield Family Foundation, as amended July 16, 2014.	10-Q	001-36121	10.1	9/11/2014	
10.3	Description of Non-Employee Director Compensation.	10-K	001-36121	10.3	3/25/2024	
10.4*	Form of Indemnification Agreement between Veeva Systems Inc. and each of its directors and officers.	8-K	001-36121	10.1	2/1/2021	
10.5*	2007 Stock Plan and forms of agreements thereunder.	S-1	333-191085	10.2	9/11/2013	
10.6*	2013 Equity Incentive Plan and forms of agreements thereunder.	10-K	001-36121	10.7	3/30/2021	
10.7*	Veeva Systems Inc. 2013 Equity Incentive Plan, as amended and restated.	8-K	001-36121	10.1	6/13/2022	
10.8*	2013 Employee Stock Purchase Plan.	S-1/A	333-191085	10.5	10/3/2013	
10.9**	Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Veeva Systems Inc. and salesforce.com, inc., as amended December 3, 2010, December 13, 2010, April 15, 2011, August 23, 2011, September 29, 2011, April 3, 2012, May 24, 2012, March 3, 2014, and August 11, 2016.					X
10.10**	Eighth Amendment, dated March 3, 2014, to Amended and Restated Value-Added Reseller Agreement, dated September 2, 2010, between Veeva Systems Inc. and salesforce.com, inc., as amended.					X
10.11*	Offer Letter, dated June 20, 2013, between Peter P. Gassner and Veeva Systems Inc.	S-1	333-191085	10.8	9/11/2013	
10.12*	Offer Letter, dated August 14, 2012, between Jonathan W. Faddis and Veeva Systems Inc.	10-Q	001-36121	10.1	6/4/2015	

Form 10-K

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.13*	Amended Offer Letter, dated April 26, 2022, between Jonathan W. Faddis and Veeva Systems Inc.	10-K	001-36121	10.14	3/30/2023	
10.14	Data Processing Addendum, dated January 23, 2016, to Value-Added Reseller Agreement, between Veeva Systems Inc. and salesforce.com, inc., as amended.	10-K	001-36121	10.17	3/31/2016	
10.15*	Offer Letter, dated January 23, 2013, between E. Nitsa Zuppas and Veeva Systems Inc.	10-Q	001-36121	10.2	6/8/2016	
10.16	Ninth Amendment, dated August 11, 2016, to Amended and Restated Value-Added Reseller Agreement dated September 2010, between Veeva Systems Inc. and salesforce.com, inc., as amended.	10-Q	001-36121	10.1	9/8/2016	
10.17*	2013 Equity Incentive Plan Forms of Notice of Stock Option Grants to Peter P. Gassner, for Grant dated January 10, 2018.	10-K	001-36121	10.22	3/30/2018	
10.18*	2013 Equity Incentive Plan Forms of Notice of Stock Option Grants to Peter P. Gassner, for Grant dated June 19, 2024.	10-Q	001-36121	10.1*	9/4/2024	
10.19*	Offer Letter, dated March 17, 2019, between Tom Schwenger and Veeva Systems Inc.	10-Q	001-36121	10.1	6/4/2020	
10.20*	Offer Letter, dated May 23, 2024, between Brian Van Wagener and Veeva Systems Inc.	8-K	001-36121	10.1*	9/16/2024	
19.1	Insider Trading Policy	10-K	001-36121	19.1	3/24/2025	
21.1	List of Subsidiaries of Veeva Systems Inc.					X
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (see page 95 of this Annual Report on Form 10-K).					X
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.1†	Certification of Chief Executive Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.					X
32.2†	Certification of Chief Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350.					X
97.1	Compensation Recovery ("Clawback") Policy	10-K	001-36121	97.1	3/25/2024	
101.INS	Inline XBRL Instance Document.					X
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.					X
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					X
101.LAB	Inline XBRL Taxonomy Labels Linkbase Document.					X
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.					X
104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*   Indicates a management contract or compensatory plan.

**   Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) is the type that the registrant treats as private or confidential.

†   The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Veeva Systems Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Form 10-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on this 20th day of March, 2026.

Veeva Systems Inc.

Dated: March 20, 2026

By: /s/ BRIAN VAN WAGENER

Brian Van Wagener
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter P. Gassner and Brian Van Wagener, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Peter P. Gassner **Peter P. Gassner**	Chief Executive Officer and Director *(Principal Executive Officer)*	March 20, 2026
/s/ Brian Van Wagener **Brian Van Wagener**	Chief Financial Officer *(Principal Financial Officer)*	March 20, 2026
/s/ Vipin Kondath **Vipin Kondath**	Chief Accounting Officer *(Principal Accounting Officer)*	March 20, 2026
/s/ Tim Cabral **Tim Cabral**	Director	March 20, 2026
/s/ Mark Carges **Mark Carges**	Director	March 20, 2026
/s/ Mary Lynne Hedley **Mary Lynne Hedley**	Director	March 20, 2026
/s/ Priscilla Hung **Priscilla Hung**	Director	March 20, 2026
/s/ Marshall Mohr **Marshall Mohr**	Director	March 20, 2026
/s/ Gordon Ritter **Gordon Ritter**	Chair of the Board of Directors	March 20, 2026
/s/ Paul Sekhri **Paul Sekhri**	Director	March 20, 2026
/s/ Matthew J. Wallach **Matthew J. Wallach**	Director	March 20, 2026

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BOARD OF DIRECTORS

Gordon Ritter
Chairman of the Board

Tim Cabral

Mark Carges

Peter Gassner

Mary Lynne Hedley

Priscilla Hung

Marshall Mohr

Paul Sekhri

Matt Wallach

COMPANY EXECUTIVE OFFICERS

Peter Gassner
Chief Executive Officer

Tom Schwenger
President and
Chief Customer Officer

Brian Van Wagener
Chief Financial Officer

Nitsa Zuppas
President and Chief of Staff

Josh Faddis
Senior Vice President,
General Counsel and
Corporate Secretary

CORPORATE HEADQUARTERS

Global Headquarters
4280 Hacienda Drive
Pleasanton, CA 94588
USA

Europe Headquarters
WTC Almeda Park, Building 2,
4th Floor, Plaza de la Pau s/n
08940 - Cornella de Llobregat,
Barcelona
Spain

China Headquarters
Suite 3206-3208, 32F Park Place
1601 W Nanjing Road
Jing An District
Shanghai 200040
China

Japan Headquarters
Ebisu Business Tower 5F
Ebisu 1-19-19, Shibuya Ku
Tokyo 150-0013
Japan

Asia Pacific Headquarters
Level 18, 201 Miller Street
North Sydney, New South Wales 2060
Australia

LATAM Headquarters
Rua Funchal 418, Suite 802
Vila Olimpia
São Paulo 04551-060
Brazil

Crossix Headquarters
1375 Broadway, 3rd Floor
New York, NY 10018
USA

TRANSFER AGENT

Equiniti Trust Company, LLC ("EQ")
28 Liberty Street, Floor 53
New York, NY 10005

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
2755 Augustine Drive, Suite 701
Santa Clara, CA 95054
USA

INVESTOR RELATIONS

For more information and to obtain copies of this annual report and proxy statement free of charge, write to us at Corporate Secretary, Veeva Systems Inc., 4280 Hacienda Drive, Pleasanton, California 94588, USA; phone us at **+1-925-452-6500**; or visit our website at **www.veeva.com**.

VEEVA.COM